As filed with the Securities and Exchange Commission on July 14, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LOGAN’S ROADHOUSE, INC.
(Exact name of registrant as specified in its charter)

Tennessee	5812	62-1602074
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
3011 Armory Drive, Suite 300, Nashville, Tennessee 37204, (615) 885-9056
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Lucy Daniels, Esq.
Logan’s Roadhouse, Inc.
Vice President of Legal
3011 Armory Drive, Suite 300
Nashville, Tennessee 37204
Phone: (615) 885-9056
Fax: (615) 889-9633
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Lauren W. Anderson, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 211 Commerce Street, Suite 1000 Nashville, Tennessee 37201 Phone: (615) 726-5600 Fax: (615) 744-7308	Joel S. Klaperman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Phone: (212) 848-4000 Fax: (212) 848-7179

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee

Common stock, $0.01 par value	$350,000,000	$37,450

(1)	Includes offering price of shares issuable upon exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION, DATED JULY 14, 2006
                             Shares
Logan’s Roadhouse, Inc.
Common Stock

       This is Logan’s Roadhouse, Inc.’s initial public offering. We are offering                      shares of our common stock, and CBRL Group, Inc., our sole shareholder and the selling shareholder, is offering                      shares of our common stock. We will not receive any proceeds from the sale of shares by the selling shareholder. We expect the initial public offering price to be between $          and $          per share.
       There is currently no public market for our common stock. We intend to file an application for our common stock to be quoted on The NASDAQ National Market under the symbol “LGNS.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Logan’s Roadhouse, Inc.	$	$
Proceeds, Before Expenses, to the Selling Shareholder	$	$
       Delivery of the shares of common stock will be made on or about                     , 2006.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
       We have granted the underwriters a 30-day option to purchase up to                     additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Wachovia Securities
The date of this prospectus is              , 2006.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.
Dealer Prospectus Delivery Obligations
       Until                     , 2006 (25 days after commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

PROSPECTUS SUMMARY
       You should read the following summary together with the more detailed information and our consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus. You should read the entire prospectus before you invest in our common stock. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to a high degree of risk, and actual results could differ materially. Read this entire prospectus carefully, especially the risks described under “Risk Factors.” Unless otherwise indicated, “we,” “us,” “our” and similar terms, as well as references to the “Company” and “Logan’s Roadhouse,” refer to Logan’s Roadhouse, Inc. along with its subsidiary, Logan’s Roadhouse of Texas, Inc. Except as otherwise indicated, information in this prospectus assumes no exercise by the underwriters of the over-allotment option to purchase  additional shares of common stock in this offering. As used herein, comparable restaurants are company-operated restaurants open six full quarters at the beginning of the applicable year. Furthermore, except as otherwise indicated, all financial and operational data reflect fiscal year results. Our fiscal year ends on the Friday that is closest to July 31 of the applicable year. Our most recent fiscal year ended on July 29, 2005.
Our Company
       Logan’s Roadhouse, Inc., which opened its first restaurant in Lexington, Kentucky in 1991, is an affordable, full-service restaurant chain. Our mission is to recreate the traditional American roadhouse by offering consumers value-oriented, high quality, “craveable” meals for lunch and dinner served in the hospitable tradition and distinctive atmosphere reminiscent of an American roadhouse of the 1930’s and 1940’s.
       Our menu features an assortment of specially seasoned, U.S.D.A. Choice steaks that are aged, hand-cut on the premises and cooked to order. We offer a variety of seafood, ribs, chicken and vegetable dishes, including our signature grilled wings, Santa Fe Tilapia, Southern Fried Catfish, grilled vegetable skewer and baked sweet potatoes. We also offer steak burgers, salads, sandwiches and our made-from-scratch yeast rolls. Our restaurants provide a “kickin’,” upbeat atmosphere with service from a lively staff and jukeboxes playing a mix of blues, rock and new country music. While dining or waiting for a table, our guests are encouraged to enjoy “bottomless buckets” of roasted in-shell peanuts and toss the shells on the floor. Unlike several restaurant chains in the steakhouse segment, we open our restaurants for both lunch and dinner seven days a week. We are closed on Thanksgiving and Christmas.
       After becoming a public company in 1995, we were acquired in 1999 by CBRL Group, Inc. (with its affiliates, “CBRL”). At the time of the acquisition, we owned and operated 42 restaurants located in nine states and had an additional five franchised restaurants located in four states. Since then, we have assembled an experienced management team, continued to develop our business model and have expanded to 159 restaurants located in 20 states. Of the 159 restaurants in operation as of April 30, 2006, we own and operate 134 restaurants in 17 states with an additional 25 restaurants in four states owned and operated by two franchisees.
       We have grown the total number of our restaurants over the past three years from 84 company restaurants (96 system-wide, which includes franchised restaurants) at the beginning of 2003 to 124 company restaurants (147 system-wide) as of the end of 2005, representing a 47.6% increase in company restaurants (53.1% system-wide). Our total revenue increased from $241.1 million in 2002 to $376.6 million in 2005, and our income from operations increased from $20.4 to $30.8 million over the same period, representing compounded annual growth rates of 16.0% and 14.7%, respectively. In 2005, our total revenue and our income from operations increased from 2004 by 17.5% and 11.3%, respectively. For the nine months ended April 30, 2006, our total revenue increased over the prior year comparable period by 12.5%. For this same period, after the effects of $3.5 million for impairment and store closing charges and the $1.0 million effect of adopting SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123R”), under which CBRL began expensing stock options, our income from operations decreased 9.5%. Excluding these effects, our income from operations for the period increased 11.0%.

       We are currently a wholly-owned subsidiary of CBRL, a publicly-traded company headquartered in Lebanon, Tennessee. CBRL’s common stock is quoted on The NASDAQ National Market under the symbol “CBRL.”
       Our principal executive office is located at 3011 Armory Drive, Suite 300, Nashville, Tennessee 37204, telephone (615) 885-9056.
Our Operating Strategy
       Our operating strategy is built upon the following components:

•	Offering Great Steaks and Other High Quality Menu Items. We are committed to using high quality, fresh food such as specially seasoned U.S.D.A. Choice steaks that are aged and hand-cut on the premises, always-fresh, never-frozen chicken breast entrees, hearty steak burgers and farm-fresh salads. We believe the distinctive flavor profiles of our signature dishes and the breadth of our menu, coupled with the quality and price of our food products, helps to differentiate us from our competitors.

•	Abundance and Affordability. Our high quality dinner entrees include generous protein portions and a choice of two side items at affordable prices. We also provide our lunch and dinner guests with an all-you-can-eat supply of roasted in-shell peanuts and made-from-scratch yeast rolls. In 2005, our average checks, including alcoholic beverages, were $10.69 and $13.46 per guest for lunch and dinner, respectively. We believe our average lunch check is comparable to competitors in the bar and grill segment, and we believe that our average dinner check is lower than competitors in the steakhouse segment.

•	Our Roadhouse Atmosphere. We believe our guests enjoy the relaxed, friendly environment in which we offer bottomless buckets of roasted in-shell peanuts and encourage our guests to “loosen up” and throw their shells on the floor. We believe our American roadhouse charm is enhanced by the lively interaction of servers with our guests, combined with complimentary, interactive jukeboxes in our restaurants that continuously play an upbeat mix of blues, rock and new country music.

•	Our Friendly Roadside Hospitality. We are committed to providing friendly roadside hospitality to our guests and creating a brand of service that is warm, welcoming, personalized and attentive. We invest in our personalized service strategy by ensuring high levels of management and server coverage at each restaurant.
Our Net Income Growth Strategy
       We believe there are opportunities to grow our business, improve our profitability and enhance our brand. Our strategies to increase net income and earnings per share include increased revenue growth, margin expansion and improved profitability.
Revenue Growth
       We expect to drive our revenue growth through a combination of the following:

•	New Restaurant Development. We are focused on maintaining measured and disciplined growth of our brand by strategically opening additional restaurants in existing and adjacent markets as well as entering new markets. We will continue to focus on opening restaurants in small to medium sized markets, but will also enter and continue to expand in selected larger markets. Our long-term strategy is to sustain 12% to 15% unit growth annually.

•	Positive Comparable Restaurant Sales Growth. We have posted positive comparable restaurant sales growth in the past 12 consecutive quarters. We believe we can continue to build comparable restaurant sales growth by employing the following strategies:

•	Continued menu innovation. We have successfully introduced and executed new menu items such as the ONION BREWSKI™ Sirloin and the Santa Fe Tilapia. In 2005, we received the Menu Masters Award from Nation’s Restaurant News for “Best Menu Revamp.” We are focused on continuing this excellence in menu planning by constantly evolving and enhancing our menu offerings in the future.

•	Responsibly increasing alcoholic beverage sales. Alcoholic beverages have comprised approximately 8% to 9% of sales at our restaurants, below the level of other casual dining steakhouse competitors who generate sales from alcoholic beverages in the 11% to 13% range. We have improved our alcoholic beverage sales in 2005 and year-to-date 2006 by introducing new programs and merchandising, including a competitive happy hour program. We believe this indicates an opportunity to continue to grow our alcohol sales responsibly as we implement several new initiatives, such as suggestive selling programs, bar remodels and improvements to our existing happy hour program.

•	Promoting our brand and image through local marketing initiatives. We intend to increase our brand awareness through local marketing initiatives and marketing programs targeting frequency of our loyal customers and trial by new guests, coupled with our in-restaurant sales initiatives.

•	Emphasizing excellent operations execution. We intend to improve customer satisfaction by delivering a superior guest experience. We have shown improvement in our customer survey results in May and June 2006 from the same prior year periods and expect continued improvement in 2007. We have also made several key senior operations management hires, including a new Senior Vice President of Operations and several director and regional managers, that we expect will further elevate our execution consistency and drive improved guest satisfaction.
Margin Expansion and Improved Profitability
       We expect to drive our margin expansion and improved profitability through a combination of the following:

•	Cost Structure. We expect to increase restaurant level profitability by improving our food and labor costs and by refining our restaurant level operating cost structure and increasing the overall efficiency of our restaurants by leveraging efficiencies in our enhanced restaurant prototype that we have developed, tested and begun to implement.

•	Leveraging Infrastructure. We continue to build a strong infrastructure to support our growth, including our executive management team, which consists of several seasoned veterans of the industry’s leading casual dining restaurant chains. We believe that we will be able to leverage our investments in general and administrative expenses as we expand our restaurant chain.
Initial Public Offering Rationale
       In the fall of 2005, at the direction of its board of directors, CBRL undertook a strategic review of its operations and capital structure to determine if changes could be made that might enhance shareholder value. At the conclusion of the review, CBRL determined that it was in the best interest of the CBRL shareholders to monetize its investment in our company through an initial public offering.

Financing
       We have historically relied upon cash generated by our own operations, lease financing and capital provided by CBRL to fund our expansion. We currently maintain a revolving credit facility with CBRL. As of                     , the facility had an outstanding principal balance of $           million. Immediately upon completion of this offering, we will pay down the entire amount under the revolving credit facility with CBRL, which will be funded in combination by approximately $           million of net proceeds from this offering and $           million of new loans under a new $           million, multi-year senior revolving credit facility we intend to establish. We expect that affiliates of certain of the underwriters will be lenders under the new senior revolving credit facility. If the over-allotment option is exercised, we will use the net proceeds to pay down borrowings under our new senior revolving credit facility. We currently own approximately 50% of our restaurants, providing us with potential financing options through mortgage or sale and leaseback transactions.
Our Website
       We maintain a website at logansroadhouse.com. We will post all periodic reports, proxy statements and other information we file with the Securities and Exchange Commission (“SEC”) on this website. We will also post on this website our key corporate governance documents, including the charter of all of our board committees and our business and financial codes of ethics. Information contained on our website, however, is not part of this prospectus.
Risk Factors
       Investing in shares of our common stock involves a high degree of risk. You should consider the information under the caption “Risk Factors” beginning on page 10 of this prospectus in deciding whether to purchase the common stock we are offering.

THE OFFERING

Common stock offered	shares by us

shares by the selling shareholder, CBRL

Common stock outstanding after this offering	shares ( shares, if the over- allotment option is fully exercised)

Estimated initial public offering price	$ to $

Use of proceeds	We estimate our net proceeds from the sale of shares of our common stock will be approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use all of the net proceeds we receive from this offering, and new borrowings under the new senior revolving credit facility we intend to establish partially for this purpose, to pay down and extinguish our revolving credit facility with CBRL.

If the over-allotment option is exercised, we will use the net proceeds to pay down borrowings under the new senior revolving credit facility.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder. The selling shareholder will receive all net proceeds from the sale of its shares of our common stock in this offering.

Dividend policy	Following the completion of this offering, we intend to retain all of our future earnings, if any, to finance the expansion and growth of our business and satisfy other obligations. We do not expect to pay dividends on our common stock in the foreseeable future. In addition, we expect the new senior revolving credit facility we intend to establish to limit our ability to make dividend distributions.

Proposed NASDAQ National Market symbol	LGNS
       The number of shares of common stock that will be outstanding upon completion of this offering is based on shares outstanding as of                     , 2006, and, except as otherwise indicated, assumes no exercise by the underwriters of the over-allotment option. This number excludes stock options and shares of restricted stock we expect to grant to our officers and directors prior to the completion of this offering. The exercise price for such stock options will be the initial public offering price for our shares of common stock.

SUMMARY FINANCIAL DATA
       The following table provides a summary of our historical financial information for the periods indicated. These results are not necessarily indicative of the operating results that may be expected in the future. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.
       We operated as a wholly-owned subsidiary of CBRL during the fiscal periods presented in the Summary Financial Data table below. Our financial statements for these fiscal periods have been prepared based on our books and records as well as certain information which was derived from the consolidated financial statements of CBRL, including an allocation of expenses incurred by CBRL as discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial statements for the fiscal years 2003, 2004 and 2005 have been audited by an independent registered public accounting firm. The financial statements for the first nine months of fiscal years 2005 and 2006 are unaudited. These unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results in accordance with accounting principles generally accepted in the United States.
       The following summary financial data were derived from our above-mentioned financial statements. The unaudited pro forma statements of operations and summary financial data have been prepared based on available information and assumptions that we believe are reasonable and are intended for informational purposes only. These pro forma statements and data are not necessarily indicative of what our financial position or results of operations actually would have been, and they do not purport to project our future financial position or results of operations.

						Pro Forma(b)

							Nine
	For Fiscal Years Ended(a)			Nine Months Ended(a)		Year	Months
						Ended	Ended
	August 1,	July 30,	July 29,	May 1,	April 30,	July 29,	April 30,
	2003	2004	2005	2005	2006	2005	2006

				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except share, per share and restaurant data)
Income Statement:
Net sales	$273,157	$318,350	$374,189	$278,909	$313,898
Franchise fees and royalties	1,424	2,027	2,377	1,724	1,847

Total revenue	274,581	320,377	376,566	280,633	315,745
Costs and expenses:
Restaurant operating costs:
Cost of goods sold	86,549	106,352	129,810	97,483	104,389
Labor and other related expenses	88,485	102,606	114,614	86,024	94,585
Occupancy costs	8,820	9,818	11,971	8,904	10,566
Other restaurant operating expenses	39,043	41,901	51,206	38,082	46,944
Depreciation and amortization	9,653	10,546	12,416	9,128	10,993
Pre-opening expenses	2,031	1,979	3,194	2,809	3,062
General and administrative(c)	17,153	19,486	22,539	16,211	21,802
Impairment and store closing charges(d)	—	—	—	—	3,500

Total costs and expenses	251,734	292,688	345,750	258,641	295,841
Income from operations	22,847	27,689	30,816	21,992	19,904
Interest expense, net	(12,331)	(6,077)	(7,951)	(5,917)	(8,153)

Income before income taxes	10,516	21,612	22,865	16,075	11,751
Provision for income taxes	4,808	6,221	7,377	5,192	1,991

Net income	$5,708	$15,391	$15,488	$10,883	$9,760

Net income per share:
Basic and diluted	$5,708	$15,391	$15,488	$10,883	$9,760
Basic and diluted shares outstanding	1,000	1,000	1,000	1,000	1,000
Selected Other Data (unaudited):
Restaurants open end of period:
Company-operated	96	107	124	123	134
Franchised	16	20	23	22	25
EBITDA(e)	$32,500	$38,235	$43,232	$31,120	$30,897
EBITDA as a % of revenue(e)	11.8%	11.9%	11.5%	11.1%	9.8%
Comparable Restaurant Data (unaudited)(f):
Restaurants in comparable base	71	83	93	93	100
Average check per restaurant guest	$11.61	$11.85	$12.32	$12.31	$12.63
Period over period increase in comparable restaurant sales	0.0%	4.8%	3.4%	3.8%	1.1%
Average weekly sales, in thousands(g)	$56.1	$58.5	$60.8	$61.2	$62.4

	Nine Months Ended
	April 30, 2006(a)

	Actual	Pro Forma(b)

	(Unaudited)
	(In thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$2,904
Working capital (deficit)(h)	(209,470)
Goodwill	97,204
Total assets	399,006
Debt to CBRL(h)	188,321
New revolving credit facility	—
Other long-term obligations(i)	31,208
Shareholder’s equity	135,904

(a)	Our interim periods end on a Sunday, while our fiscal years end on a Friday. We expect to end our fiscal years on Sunday beginning in fiscal 2007. Refer to Note 1 to our consolidated financial statements for more detailed information regarding our period end dates.

(b)	The pro forma financial data for the year ended July 29, 2005 and the nine months ended April 30, 2006 give effect to (1) the issuance and sale of shares of common stock at the assumed initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus; (2) the use of the net proceeds from the offering, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, to repay outstanding borrowings under our revolving credit facility with CBRL; and (3) the use of new borrowings of $ under the new senior revolving credit facility to repay outstanding borrowings under our revolving credit facility with CBRL. The pro forma adjustments described above have been applied (a) with respect to income statement data as if the applicable transactions had occurred at the beginning of the respective period and (b) with respect to balance sheet data, as if the applicable transactions had occurred at the end of the respective period.

(c)	CBRL adopted SFAS No. 123R in the first quarter of fiscal 2006 using the modified prospective method (no restatement). As a result, the impact of this adoption on the nine months ended 2006 of $1,013 (0.3% of total revenue) is included in general and administrative expense. Also included in general and administrative expense is an allocation of certain overhead cost incurred by CBRL on our behalf. The amounts allocated were $1,909 for 2003, $1,914 for 2004, $2,496 for 2005, $1,792 for the nine months ended 2005 and $2,093 for the nine months ended 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — General and Administrative Expenses” for additional information regarding the allocation.

(d)	The nine months ended 2006 include impairment and store closing charges of $3,500 before taxes, as a result of our decision to close three restaurants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Impairment and Store Closing Charges” and Note 3, “Impairment and Store Closing Charges,” of the consolidated financial statements for additional information.

(e)	EBITDA consists of net income plus interest expense, net, income tax provision and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We use EBITDA as a measure of operating performance. We are presenting EBITDA because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income which we believe provides a more complete understanding of our business than could be obtained without this disclosure. EBITDA is presented because: (1) we believe it provides a useful measure for investors to assess the operating performance of our business because it assists in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt to CBRL, and the asset base which includes the effect of non-cash depreciation and amortization expenses; (2) we believe that investors will find it useful in assessing our ability to service or incur indebtedness, and (3) we use EBITDA internally to evaluate our operating performance or compare our performance to that of our competitors. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity. EBITDA includes rent expense of $5,926, $6,812 and $8,157 for the years 2003, 2004 and 2005, respectively. For the nine months ended 2005 and 2006, EBITDA includes rent expense of $5,931 and $7,354, respectively.
       The following table provides a reconciliation of net income to EBITDA:

						Pro Forma

							Nine
	For Fiscal Years Ended			Nine Months Ended		Year	Months
						Ended	Ended
	August 1,	July 30,	July 29,	May 1,	April 30,	July 29,	April 30,
	2003	2004	2005	2005	2006	2005	2006

				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$5,708	$15,391	$15,488	$10,883	$9,760
Provision for income taxes	4,808	6,221	7,377	5,192	1,991
Interest expense, net	12,331	6,077	7,951	5,917	8,153
Depreciation and amortization	9,653	10,546	12,416	9,128	10,993

EBITDA	$32,500	$38,235	$43,232	$31,120	$30,897	$—	$—

(f)	Comparable restaurant sales are sales of company-operated restaurants open six full quarters at the beginning of the year, and are measured on comparable calendar weeks.

(g)	Average weekly sales are company-operated restaurant sales divided by the number of operating weeks in the corresponding period.

(h)	The revolving credit facility with CBRL is classified as a current liability and is included in working capital.

(i)	Other long-term obligations include deferred income taxes, accrued rent and various other non-current liabilities.

RISK FACTORS
       Investing in shares of our common stock involves a high degree of risk. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
Risks Related to Our Business

If we fail to execute our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, our business could suffer.
       Historically, the most significant means of achieving our growth strategies have been through opening new restaurants and operating those restaurants on a profitable basis. We expect this to continue to be the case in the future. One of our biggest challenges in executing our growth strategy is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable restaurant sites and operating personnel in our target markets is intense, and we cannot assure you that we will be able to find sufficient suitable locations, or negotiate suitable purchase or lease terms, for our planned expansion in any future period. Delays or failures in opening new restaurants, or achieving lower than expected sales in new restaurants, could materially adversely affect our growth strategy. Our ability to open new restaurants successfully will also depend on numerous other factors, some of which are beyond our control, including, among other items, the following:

•	our ability to hire, train and retain qualified operating personnel;

•	unproven results for our enhanced restaurant prototype;

•	consumer acceptance of our restaurants in new markets;

•	our ability to control construction and development costs of new restaurants;

•	changes in local, state or federal laws and regulations that adversely affect our costs;

•	our ability to mitigate the effects of uncertain consumer confidence, higher costs for utilities, consumer debt payments, general or regional economic weakness, or weather on our sales and the discretionary income and personal expenditure activity of our customers;

•	road construction and other factors limiting access to the restaurant;

•	the cost and availability of capital to fund construction costs and pre-opening expenses;

•	our ability to secure required governmental approvals and permits in a timely manner, or at all; and

•	acts of God.
       Once opened, we anticipate that our new restaurants will generally take several months to reach budgeted or expected operating levels owing to start-up inefficiencies and sales patterns typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants.
       We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, nor that we will be able to hire or retain the necessary management and operating personnel. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel.
       Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets.
       Some of our new restaurants will be located in areas where we have existing restaurants. Although we have experience in these markets, increasing the number of locations in these markets may cause us to over-saturate markets and temporarily or permanently divert customers and sales from our existing restaurants, thereby adversely affecting our overall profitability.

We have developed and tested and are now implementing an enhanced restaurant prototype for future expansion, but the prototype has yet to be proven from either an investment or operating standpoint.
       We have developed and tested and are now implementing an enhanced restaurant prototype for future expansion. This prototype incorporates changes in size, materials, layout, operational design and aesthetic design elements from our previous restaurant design, and there is no guarantee that this or any future prototypes will be successful. We may need to reduce our rate of development of this prototype or modify our plans by continuing to build our previous restaurant design. An initial version of the enhanced prototype was launched in August 2005. We have made numerous design changes and have identified additional further changes to this prototype as a result of what we have learned from the initial launch and are currently building a second restaurant under this prototype, but we have not yet operated a restaurant under the revised version of the enhanced prototype. The introduction of any new prototypes could result in different average weekly sales and returns on invested capital than we have experienced with our previous restaurant design. Additionally, any changes to our restaurant design and layout could negatively impact our brand image.

You should not rely on past increases in our average weekly sales or our restaurant sales as an indication of our future results of operations because they may fluctuate significantly.
       A number of factors have historically affected, and will continue to affect, our average weekly sales and restaurant sales, including, among other items, the following:

•	our ability to execute our business strategy effectively, including advertising and promotional activities, introduction of new menu items and price changes;

•	existing and new competition in our markets;

•	the introduction of new restaurants, including unproven restaurant prototypes;

•	diversion of customers and sales from our existing restaurants by our expansion in existing markets; and

•	consumer trends and sentiment including diet, nutrition and food related concerns over E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, the bird flu, peanut and other food allergens, and other public health concerns.
       Our average weekly sales and restaurant sales may not increase at rates achieved over the past several years or could decline. Changes in our average weekly sales and restaurant sales could cause our income, and therefore the price of our common stock, as well as our cash generated from operations to be used for future expansion, to fluctuate substantially.

We may need additional capital in the future, and it may not be available on acceptable terms.
       The development of our business may require significant additional capital in the future to fund our operations and growth strategy, among other activities. We have historically relied upon cash generated by our own operations, lease financing and capital provided by CBRL to fund our expansion. We currently maintain a revolving credit facility with CBRL. As of                     , 2006, the facility had an outstanding principal balance of $           million. Immediately upon completion of this offering, we will pay down the entire amount under the revolving credit facility with CBRL, which will be funded in combination by approximately $           million of net proceeds from this offering and $           million of new loans under the new senior revolving credit facility we intend to establish, which is discussed below. If the over-allotment option is exercised, we will use the net proceeds to pay down borrowings under our new senior revolving credit facility. After these repayments, we expect to have a significant amount drawn down under our new senior revolving credit facility, which could limit the liquidity available to us under it. Going forward, we will rely on funds from operations, lease financing and, if necessary, our new senior revolving credit facility. We may also need to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

We intend to establish a new senior revolving credit facility which will place financial and other restrictions on us.
       Concurrently with the completion of this offering, we intend to enter into a new $           million, multi-year senior revolving credit facility. Upon the completion of this offering, we expect to have $           million of new loans outstanding under our new senior revolving credit facility. If the over-allotment option is exercised, we will use the net proceeds to pay down borrowings under our new senior revolving credit facility. Our ability to incur debt outside our new senior revolving credit facility will be restricted, subject to certain exceptions. We also expect our new senior revolving credit facility to impose financial covenants, including maintaining a minimum defined fixed charge coverage ratio and a maximum defined leverage ratio. In addition, we expect our new senior revolving credit facility to limit our ability to make dividend distributions. The lender’s ongoing obligation to extend credit under our new senior revolving credit facility will depend upon our compliance with these and other covenants.
       Our new senior revolving credit facility may have important additional consequences, including placing us at a competitive disadvantage compared to our competitors that may have proportionately less debt, limiting our flexibility in planning for changes in our business and the industry and making us more vulnerable to economic downturns and adverse developments in our business.

Our annual and quarterly operating results, and those of our franchisees, may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in our stock price.
       Our annual and quarterly operating results, and those of our franchisees, may fluctuate significantly because of several factors, including:

•	increases and decreases in average weekly sales, restaurant sales and restaurant profitability;

•	the rate at which we open new restaurants, the timing of new restaurant openings and the related high initial operating costs;

•	changes in consumer preferences and competitive conditions, including the effects of competitors’ operational, promotional or expansion activities;

•	fluctuations in commodity prices, product costs, utilities and energy costs, prevailing wage rates, insurance costs and other costs;

•	our ability to recruit, train and retain qualified hourly and management employees, and the costs associated with those activities;

•	the effects of uncertain consumer confidence, consumer debt payments, general or regional economic weakness, or weather on our sales and the discretionary income or personal expenditure activity of customers;

•	general national economic trends and local economic conditions, which could be affected by local strikes, energy shortages or increases in energy prices, droughts, earthquakes, fires or other natural disasters;

•	changes in advertising and promotional activities and expansion to new markets;

•	negative publicity relating to the consumption of beef, chicken or other products we serve;

•	unanticipated increases in infrastructure costs;

•	impairment of long-lived assets, including goodwill, and any loss on restaurant closures;

•	changes in interest rates; and

•	changes in accounting, tax, regulatory or other rules applicable to our business.
       Our quarterly operating results and restaurant sales, and those of our franchisees, may fluctuate as a result of any of these or other factors. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock could decrease.

Our senior management team has a limited history of working together, and its failure to successfully manage our growing operations may reduce our net income.
       Some members of our senior management team have joined our company or moved into their current position since July 2005, the end of our last fiscal year. In addition, none of our current executive management team has previous experience in comparable positions as executives for a public company. If our senior management team fails to work together successfully, or if one or more of our senior managers is unable to effectively implement our growth strategy, we may be unable to grow our business at the speed or in the manner we expect. In addition, the loss of the services of key members of the senior management team members could materially harm our business.

Our heavy reliance on certain vendors and suppliers could adversely affect our business.
       Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities. In some cases, we may have only one supplier for a product or supply. Our dependence on single source suppliers subjects us to the possible risks of shortages, interruptions and price fluctuations. We currently purchase most of our beef, under contract, from one of the largest beef suppliers in the country. We are under contract with this supplier through July 2007. We recently entered into a second contract with another beef supplier. We are under a contract with our sole supplier of fresh chicken breasts through December 2007. We are in the process of approving a second supplier for fresh chicken breasts. We also have a sole distributor relationship through July 2007 with one vendor for the distribution of most of our food and supply items. Under this contract, we only have the right to seek an alternative distributor during the 180 day period prior to the expiration of the term of this contract. If any of these vendors are unable to fulfill their obligations, or if we are unable to find replacement suppliers in the event of a supply disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, either of which would materially harm our business. Further, there can be no assurance that the severing of our subsidiary relationship with CBRL will not adversely affect our negotiating position with respect to vendors and suppliers.

We are dependent on attracting and retaining qualified employees while also controlling labor costs.
       We are dependent upon the availability of qualified restaurant personnel. Availability of staff varies widely from location to location. At times in the past, we have experienced management and staff turnover rates that were higher than the restaurant industry average. Our turnover for all restaurant hourly employees in fiscal year 2005 was 109%, which was higher than the casual dining industry average of 101% for the 12 month period ended June 30, 2005 (according to the People Report, a provider of workforce metrics for the foodservice industry). In 2005, our hourly restaurant employee turnover for company-operated restaurants open six full quarters at the beginning of the year was 99%. If restaurant management and staff turnover trends increase, especially new restaurant turnover, we could suffer higher direct costs associated with recruiting, training and retaining replacement personnel. Moreover, we could suffer from significant indirect costs, including restaurant disruptions due to management changeover and potential delays in new restaurant openings or adverse customer reactions to inadequate customer service levels due to staff shortages. Competition for qualified employees exerts upward pressure on wages paid to attract such personnel, resulting in higher labor costs, together with greater recruitment and training expense.
       Many of our employees are hourly workers whose wages are likely to be affected by an increase in the federal or state minimum wage or changes to the tip credit amount. The tip credit amount is the amount an employer is permitted to assume an employee receives in tips when the employer calculates the employee’s hourly wage for minimum wage compliance purposes. Proposals have been made, and continue to be made, at federal and state levels to increase minimum wage levels, including changes to the tip credit amount. An increase in the minimum wage may require an increase or create pressure to increase the pay scale for our employees. A shortage in the labor pool or other general inflationary pressures or changes could also increase our labor costs. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff, which could negatively impact our ability to provide adequate service levels to our customers.

Legal complaints or litigation may hurt us.
       Occasionally, restaurant guests file complaints or lawsuits against us or our franchisees alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We and our franchisees are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims by franchisees and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, or we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests.
       We are subject to state and local “dram shop” statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In the past, after allegedly consuming alcoholic beverages at our restaurants, individuals have been killed or injured or have killed or injured third parties. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our or our franchisee’s financial condition and results of operations. A judgment in such an action significantly in excess of our insurance coverage, or the insurance coverage of one of our franchisees, for any claims could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from any such allegations may materially adversely affect us, our franchisees and our restaurants taken as a whole.
       On February 24, 2006, we received a letter from a law firm in Georgia informing us that the law firm is providing legal representation to certain individuals injured in, and the estates of individuals who died, in a vehicular accident involving a person who allegedly consumed alcoholic beverages at a franchisee’s restaurant. The letter requested that we maintain copies of any documentation that may have a bearing on the matter. As of the date of this prospectus, no action has been filed against us or our franchisee in the incident in Georgia, and we believe that we have no liability for the accident. Regardless, however, of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend for us and our franchisee and may divert time and money away from our and our franchisees’ operations and, thereby, hurt our business.

Our current insurance may not provide adequate levels of coverage against claims.
       Historically, our insurance coverage has reflected deductibles, self-insured retentions, limits of liability and similar provisions associated with our status as a subsidiary of a large public company. However, there are types of losses we may incur against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of terrorism and some natural disasters, including floods. If we incur such losses, our business could suffer. In addition, we self-insure a significant portion of expected losses under our workers’ compensation and general liability insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses, including expected increases in medical and indemnity costs, could result in materially different amounts of expense than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. As a public company, we intend to carry directors’ and officers’ insurance. While we expect to obtain such coverage, there can be no assurance that we will be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants, and failure to comply with laws could adversely affect our operating results.
       The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results and those of our franchisees. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
       Various federal, state and local labor laws govern our relationship with our employees and affect operating costs. These laws include citizenship requirements, minimum wage and tip credit requirements, overtime pay, employment discrimination regulations, unemployment tax rates, workers’ compensation rates and other state and local payroll taxes. A number of factors could adversely affect our operating results and those of our franchisees, including:

•	additional government-imposed increases in insurance, minimum wages, overtime pay, paid leaves of absence, workers’ compensation and mandated health benefits;

•	increased tax reporting and tax payment requirements for employees who receive tips;

•	a reduction in the number of states that allow tips to be credited toward minimum wage requirements or a change in the federal or state tip credit amounts;

•	potential federal regulations increasing the responsibility of, and liability to, employers to confirm that employees are not illegal immigrants; and

•	increased employee litigation including claims relating to the Fair Labor Standards Act, the Americans With Disabilities Act, the Employee Retirement Income Security Act and the laws and regulations enforced by the Equal Employment Opportunity Commission and Occupational Safety and Health Administration.

       We, and our franchisees, must comply with the Fair Labor Standards Act and various federal and state laws governing employment matters, such as minimum wage, tip credit amount, overtime pay practices, child labor laws and other working conditions and citizenship requirements. Federal and state laws may also require us to provide new or increased levels of employee benefits to our employees, many of whom are not currently eligible for such benefits.
       The federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants and those of our franchisees are designed to be accessible to the disabled, we could be required to expend funds to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.
       Peanuts contribute to the atmosphere of our restaurants, and we offer buckets of peanuts on our tables. Owing to the severe nature of some peanuts allergies, peanuts have recently been identified by the Food and Drug Administration as a significant allergen, and federal and state regulators have contemplated extending current peanut disclosure regulations to the restaurant industry. The introduction of such regulations could cause us to reduce our use of peanuts and modify the atmosphere of our restaurants, which could adversely affect our business and our plans for brand differentiation.

Failure to comply with alcoholic beverage or food control regulations could lead to the loss of our own liquor and food service licenses and, thereby, harm our business.
       In 2005, almost 9% of our total sales from company-owned restaurants were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control, and handling, storage and dispensing of alcoholic beverages. In the past, we and our franchisees have been subject to fines for violations of alcoholic beverage control regulations. Any future failure of a restaurant to comply with these regulations and obtain or retain liquor licenses could adversely affect the restaurant’s alcohol and food sales and our overall financial condition.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.
       We own certain common law trademark rights and a number of federal trademark and service mark registrations, including the LOGAN’S ROADHOUSE® name and logo, and proprietary rights relating to our methods of operation and certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.
       We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of any third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with federal and state statutes, regulations and rules governing our offer and sale of franchises and our relationship with our franchisees, we may be subject to franchisee-initiated litigation and governmental or judicial fines or sanctions.
       We are subject to the Federal Trade Commission and to various state laws that govern the offer and sale of franchises. Additionally, many state laws regulate various aspects of the franchise relationship, including the following:

•	the nature, timing and sufficiency of disclosures to franchisees upon the initiation of the franchisor-potential franchisee relationship;

•	our conduct during the franchisor-franchisee relationship; and

•	renewals and terminations of franchises.
       Any past or future failures by us to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in franchisee-initiated lawsuits, a ban or temporary suspension on future franchise sales, civil and administrative penalties or other fines, or require us to make offers of rescission, disgorgement or restitution, any of which could adversely affect our business and operating results. We could also face lawsuits by our franchisees based upon alleged violations of these laws. In the case of willful violations, criminal sanctions could be brought against us.

Our franchisees could take actions that could be harmful to our business.
       Our franchisees are contractually obligated to operate their restaurants in accordance with Logan’s Roadhouse standards and all applicable laws. Although we attempt to properly train and support franchisees, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchised restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Logan’s Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results. Further, a franchisee’s inability to remain financially viable could result in its failure to pay various franchise-related fees owed to us. Finally, regardless of the actual validity of such a claim, we may be named as a party in an action relating to, and/or be held liable for, the conduct of our franchisees if it is shown that we exercise a sufficient level of control over a particular franchisee’s operation.

Our development agreements with our franchisees limit our ability to expand in certain markets.
       During the term of our current area development agreement with our largest franchisee, CMAC, Inc. (“CMAC”), which expires on March 31, 2007, we are prohibited from operating any company-owned restaurant, or granting a license to any person to operate a restaurant, in North Carolina, South Carolina and Augusta, Georgia. We are also prohibited from operating any company-owned restaurant, or granting a license to any person to operate a restaurant in Northern California and Reno, Nevada pursuant to our area development agreement with L.G. Enterprises, LLC (“L.G. Enterprises”), until December 31, 2008. If these markets experience faster than expected growth in the restaurant industry, and if our franchisees are unable to expand to keep pace with such market growth, our competitive position in these markets could be temporarily or permanently harmed.
Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences and discretionary spending.
       Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences away from our restaurants or cuisine, particularly beef, would harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like those that followed the terrorist attacks on the United States on September 11, 2001 and Hurricane Katrina in September 2005. In addition, recent increases in fuel and other energy prices could decrease discretionary consumer spending. Any material decline in consumer confidence or the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Health concerns and government regulation relating to the consumption of beef or other food products could affect consumer preferences and could negatively impact our results of operations.
       Many of the food items on our menu contain beef and chicken. The preferences of our customers toward beef and chicken could be affected by health concerns about the consumption of beef or chicken or negative publicity concerning food quality, illness and injury generally. In recent years there has been negative publicity concerning E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, the bird flu, peanut and other food allergens, and other public health concerns affecting the food supply, including beef, chicken and pork. This negative publicity, as well as any other negative publicity concerning food products we serve, may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to the negative publicity by changing our concept or our menu, we may lose guests who do not prefer the new concept or menu, and we may not be able to attract sufficient new guests to generate the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants or change in our mix of products sold as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Changes in food and supply costs could adversely affect our results of operations.
       Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. The food item accounting for the largest share (approximately 36% in 2005) of Logan’s product cost is beef. Any increase in food prices, particularly for beef, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, costs of distribution, product recalls and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu items and prices, and a failure to do so could adversely affect our operating results. For example, from 2003 to 2005, we experienced significant upward pressure in our food costs due to market-driven price increases in the beef market. In addition, because we provide a moderately-priced product, we may not seek to or be able to pass along price increases to our guests sufficient to offset cost increases. In 2006, in response to higher food and other costs, among other factors, our menu prices have been 2.5% to 3.0% higher than they were 2005. We cannot assure you that this increase will not have a negative impact on our restaurant guest traffic, product sales mix and results of operations.

Our success depends on our ability to compete with many food service businesses.
       The restaurant industry is intensely competitive, and we compete with many well-established food service companies on the basis of taste, quality and price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Many of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the casual dining restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. Moreover, our competitors can harm our business even if they are not successful in their own operations by taking away some customers or employees or by aggressive and costly advertising, promotional or hiring practices. We also compete with other restaurant chains and other retail businesses for quality site locations and management and hourly employees.

Risks Related to This Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.
       There is currently no public market for our common stock, and one has not existed since 1999. We cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of securities analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

We will incur significant costs as a result of being a public company.
       As a public company, we will incur significant legal, accounting, reporting and other compliance-related expenses that we did not incur as a private company, wholly-owned by CBRL. Our consolidated financial statements appearing elsewhere in this prospectus reflect a pro rated allocation of CBRL’s historic compliance costs. We expect these costs to continue to be significant for us and to make some activities more time-consuming for our smaller and less experienced compliance team. We also expect rules and regulations applicable to public companies may make it difficult and expensive for us to obtain directors’ and officers’ insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs. We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.
       After the completion of this offering, our company will no longer operate as a part of the corporate group of CBRL. While we anticipate being compliant with the requirements of Section 404 by our deadline at the end of fiscal year 2008, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions, if required, or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. In addition, we may be required to incur costs in improving our internal controls and the hiring of additional personnel. Any such actions could negatively affect our results of operations, our share price and our ability to access capital.

Tennessee law and certain anti-takeover provisions of our corporate documents could delay or prevent a third party from acquiring us or a change in control even if it would benefit our shareholders.
       Our charter and bylaws contain a number of provisions that may delay, deter or inhibit a future acquisition or change in control that is not first approved by our board of directors. This could occur even if our shareholders receive an attractive offer for their shares or if a substantial number or even a majority of our shareholders believe the takeover may be in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain approval from our board of directors prior to pursuing a transaction. For example, our charter provides that only our board of directors or the holders of at least 25% of all votes entitled to be cast at such meeting may call a special meeting of shareholders. In addition, shareholders are required to provide us with advance notice if they wish to nominate any persons for election to our board of directors or if they intend to propose any matters for consideration at an annual shareholders meeting. Our charter authorizes the issuance of preferred stock without shareholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future. See “Description of Our Capital Stock — Preferred Stock.”
       Additionally, there are various Tennessee laws that may have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. See “Description of Our Capital Stock — Certain Takeover Considerations.” Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could be adverse to shareholders who might wish to participate in such a transaction.

Future sales of our common stock could cause our stock price to decline.
       The            shares of common stock sold in this offering (and any shares sold upon exercise of the underwriters’ over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares purchased by our officers, directors and affiliates, which will be subject to a lock-up agreement. We expect that at the time of the completion of this offering      % of these restricted securities will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for 180 days after the date of this prospectus. These lock-up agreements will also cover shares issuable upon the exercise or acceleration of stock options or shares of restricted stock we expect to grant to our officers and directors prior to the completion of this offering. These lock-up agreements are subject to a number of exceptions, and holders may be released from these agreements without prior notice at the discretion of Wachovia Capital Markets, LLC.
       Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See “Shares Eligible for Future Sale,” which describes the circumstances under which restricted shares or shares held by affiliates may be sold in the public market.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.
       Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by our officers and directors for equity compensation grants under our 2006 Omnibus Incentive Plan. Accordingly, if you purchase common stock in this offering, you will incur immediate dilution in net tangible book value per share. See “Dilution.”

We have no plans to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
       We do not expect to pay dividends on our common stock in the foreseeable future. Payment of future dividends on our common stock, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness, plans for expansion, restrictions imposed by our lenders, if any, and other factors deemed relevant by our board of directors. In addition, we expect the new senior revolving credit facility we intend to establish to limit our ability to make dividend distributions. See “Dividend Policy.”

FORWARD-LOOKING STATEMENTS
       This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under “Risk Factors” elsewhere in this prospectus, factors that could contribute to these differences include, but are not limited to, the following:

•	our ability to successfully execute our growth strategy and other initiatives intended to enhance long-term shareholder value;

•	our ability to successfully expand into new markets;

•	our ability to successfully implement new restaurant prototypes;

•	our ability to improve restaurant level profitability;

•	our ability to generate or raise capital in the future;

•	the impact of federal, state or local government regulations relating to our employees or the sale of food and alcoholic beverages, tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas;

•	increasing competition in the casual dining segment of the restaurant industry;

•	changes in the costs of our business including food costs (especially beef), labor cost, utilities cost, insurance cost, taxes and others;

•	changes in building materials and construction costs;

•	potential fluctuation in our annual or quarterly operating results due to seasonality and other factors;

•	the continued service of key management personnel;

•	supply and delivery shortages or disruptions;

•	our ability to hire, train and retain qualified employees;

•	actual results of litigation or governmental investigations and the costs and effects of negative publicity associated with these activities;

•	volatility and uncertainty of actuarially determined insurance losses and loss estimates;

•	potential negative publicity regarding food safety and health concerns including food related concerns over E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, the bird flu, peanut and other food allergens, and other public health concerns;

•	changes in consumer preferences and demographic trends;

•	the rate of growth of general and administrative expenses associated with being a public company and building a strengthened corporate infrastructure to support our growth initiatives;

•	our ability to protect our intellectual property;

•	rising fuel costs and adverse weather conditions that affect guest traffic at our restaurants;

•	practical or psychological effects of natural disasters or terrorist acts or war and military or government responses;

•	changes in capital market conditions that could affect valuations of restaurant companies in general or our goodwill in particular or other adverse economic conditions;

•	adoption or implementation of new, or changes in, interpretation of existing accounting principles generally accepted in the United States of America;

•	the effectiveness of our internal controls over financial reporting and disclosure;

•	our franchisees’ financial ability to pay us amounts due to us under our contractual arrangements with them;

•	our franchisees’ adherence to our practices, policies and procedures; and

•	our ability to attract qualified new franchisees.
       Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
MARKET DATA AND FORECASTS
       Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications as well as our own estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalf, and none of the sources cited in this prospectus have consented to the inclusion of any data from its reports, nor have we sought consent from any of them.

USE OF PROCEEDS
       We estimate our net proceeds from the sale of                      shares of our common stock will be approximately $                     million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use all of the net proceeds we receive from this offering and new borrowings under the new senior revolving credit facility we intend to establish partially for this purpose to pay down and extinguish our revolving credit facility with CBRL.
       If the over-allotment option is exercised, we will use the net proceeds to pay down borrowings under the new senior revolving credit facility.
       We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder. The selling shareholder will receive all net proceeds from the sale of                 shares of our common stock in this offering.

DIVIDEND POLICY
       Following the completion of this offering, we intend to retain all of our future earnings, if any, to finance the expansion and growth of our business and satisfy other obligations. We do not expect to pay dividends on our common stock in the foreseeable future. Payment of future dividends on our common stock, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness, plans for expansion, restrictions imposed by our lenders, if any, and other factors deemed relevant by our board of directors. In addition, we expect the new senior revolving credit facility we intend to establish to limit our ability to make dividend distributions.

DILUTION
       If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after completion of this offering.
       Our net tangible book value as of                     , 2006 was $           million of common stock, or $           per share. Net tangible book value per share is determined by dividing (i) our total tangible assets less our total liabilities by (ii) the number of shares of common stock outstanding.
       After giving effect to the sale of                      shares of common stock at an assumed initial public offering price of $           per share (the mid-point of the initial public offering price range), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from such sale, the adjusted net tangible book value of our common stock, as of                     , 2006, would have been approximately $ million, or $           per share. This amount represents an immediate increase in net tangible book value to our officers and directors who received equity compensation grants under our 2006 Omnibus Incentive Plan (the “equity grant recipients”) of $           per share and an immediate dilution to new investors of $           per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of , 2006	$
Increase per share attributable to new investors
Adjusted net tangible book value per share after this offering

Dilution per share to new investors		$
       A $1.00 increase (or decrease) in the assumed initial public offering price of $           per share (the mid-point of the initial public offering price range) would increase (or decrease) net tangible book value by $           million, or $           per share, and would increase (or decrease) the dilution per share to new investors by $          , based on the assumptions set forth above.
       The following table summarizes as of                     , 2006, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the equity grant recipients and by new investors, based upon an assumed initial public offering price of $           per share (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Equity grant recipients			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100.0%		$

       The tables and calculations above assume no exercise by the underwriters of the over-allotment option. However, the tables and calculations above assume vesting and exercise of all stock options and shares of restricted stock we expect to grant to the equity grant recipients prior to the completion of this offering. The exercise price for such stock options will be the initial public offering price for our shares of common stock. No payment will be made by the equity grant recipients for the equity compensation grants. Depending on the nature of the grant, further equity compensation grants after the completion of this offering could lead to further dilution.

CAPITALIZATION
       The following table sets forth our capitalization as of April 30, 2006 on (i) an actual basis, and (ii) as adjusted to give effect to the new senior revolving credit facility, this offering and the application of the net proceeds therefrom. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder.
       You should read this capitalization table together with our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

	April 30, 2006

	Actual	As Adjusted

	(In thousands)
Long-term debt, including current portion:
Debt to CBRL	$188,321
New senior revolving credit facility	—

Total long-term debt, including current portion	188,321
Shareholder’s equity:
Common stock, $0.01 par value	—
Preferred stock, $0.01 par value	—
Additional paid-in capital	83,030
Retained earnings	52,874

Total shareholder’s equity	135,904

Total capitalization	$324,225

       The foregoing table assumes no exercise by the underwriters of the over-allotment option and excludes stock options and shares of restricted stock we expect to grant to our officers and directors prior to the completion of this offering. The exercise price for such stock options will be the initial public offering price for our shares of common stock.

SELECTED FINANCIAL DATA
       You should read the following financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.
       We operated as a wholly-owned subsidiary of CBRL during the fiscal periods presented in the Selected Financial Data table below. Our financial statements for these fiscal periods have been prepared based on our books and records as well as certain information which was derived from the consolidated financial statements of CBRL, including an allocation of expenses incurred by CBRL as discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial statements for fiscal years 2003, 2004 and 2005 have been audited by an independent registered public accounting firm. The financial statements for fiscal years 2001, 2002 and the first nine months of fiscal years 2005 and 2006 are unaudited. These unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results in accordance with accounting principles generally accepted in the United States.
       The following selected financial data were derived from our above-mentioned financial statements. These historical results are not necessarily indicative of the operating results that may be expected in the future. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this registration statement.

	For Fiscal Years Ended(a)					Nine Months Ended(a)

	August 3,	August 2,	August 1,	July 30,	July 29,	May 1,	April 30,
	2001(b)	2002	2003	2004	2005	2005	2006

	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands, except share, per share and restaurant data)
Income Statement:
Net sales	$214,507	$239,995	$273,157	$318,350	$374,189	$278,909	$313,898
Franchise fees and royalties	773	1,139	1,424	2,027	2,377	1,724	1,847

Total revenue	215,280	241,134	274,581	320,377	376,566	280,633	315,745
Costs and expenses:
Restaurant operating costs:
Cost of goods sold	70,241	76,051	86,549	106,352	129,810	97,483	104,389
Labor and other related expenses	68,553	78,020	88,485	102,606	114,614	86,024	94,585
Occupancy costs	6,400	7,732	8,820	9,818	11,971	8,904	10,566
Other restaurant operating expenses	25,776	32,793	39,043	41,901	51,206	38,082	46,944
Depreciation and amortization(c)	14,728	8,772	9,653	10,546	12,416	9,128	10,993
Pre-opening expense	2,299	1,616	2,031	1,979	3,194	2,809	3,062
General and administrative(d)	12,028	15,720	17,153	19,486	22,539	16,211	21,802
Impairment and store closing charges(e)	5,574	—	—	—	—	—	3,500

Total costs and expenses	205,599	220,704	251,734	292,688	345,750	258,641	295,841
Income from operations	9,681	20,430	22,847	27,689	30,816	21,992	19,904
Interest expense, net	(12,045)	(12,280)	(12,331)	(6,077)	(7,951)	(5,917)	(8,153)

(Loss) income before income taxes	(2,364)	8,150	10,516	21,612	22,865	16,075	11,751
Provision for income taxes	106	2,504	4,808	6,221	7,377	5,192	1,991

Net (loss) income	$(2,470)	$5,646	$5,708	$15,391	$15,488	$10,883	$9,760

Net (loss) income per share:
Basic and diluted(f)	$(2,470)	$5,646	$5,708	$15,391	$15,488	$10,883	$9,760
Selected Balance Sheet Data (unaudited):
Working capital (deficit)	$(149,411)	$(162,388)	$(176,105)	$(180,322)	$(194,762)	$(195,614)	$(209,470)
Goodwill	97,204	97,204	97,204	97,204	97,204	97,204	97,204
Total assets	265,867	280,949	301,805	328,906	365,170	360,554	399,006
Debt to CBRL, current(g)	138,607	145,404	156,013	160,773	172,739	169,102	188,321
Debt to CBRL, long term(g)	17,026	9,923	2,084	—	—	—	—
Other long-term obligations(h)	9,091	10,999	19,051	26,539	29,872	27,521	31,208
Shareholder’s equity	80,364	87,173	93,635	109,627	125,779	120,510	135,904
Selected Other Data (unaudited):
Restaurants open end of period:
Company-operated	75	84	96	107	124	123	134
Franchised	8	12	16	20	23	22	25
Capital expenditures	$30,501	$19,528	$26,649	$32,859	$44,383	$33,574	$39,068
EBITDA(i)	$24,409	$29,202	$32,500	$38,235	$43,232	$31,120	$30,897
EBITDA as a % of revenue(i)	11.3%	12.1%	11.8%	11.9%	11.5%	11.1%	9.8%

	For Fiscal Years Ended(a)					Nine Months Ended(a)

	August 3,	August 2,	August 1,	July 30,	July 29,	May 1,	April 30,
	2001(b)	2002	2003	2004	2005	2005	2006

	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands, except share, per share and restaurant data)
Comparable Restaurant Data (unaudited)(j):
Average weekly sales, in thousands(k)	$57.4	$56.9	$56.1	$58.5	$60.8	$61.2	$62.4
Restaurants in comparable base	40	59	71	83	93	93	100
Average check per restaurant guest	$11.35	$11.39	$11.61	$11.85	$12.32	$12.31	$12.63
Period over period (decrease) increase in comparable restaurant sales	(1.1)%	2.4%	0.0%	4.8%	3.4%	3.8%	1.1%

(a)	Our interim periods end on a Sunday, while our fiscal years end on a Friday. We expect to end our fiscal years on Sunday beginning in fiscal 2007. Refer to Note 1 to our consolidated financial statements for more detailed information regarding our period end dates.

(b)	Fiscal 2001 consisted of 53 weeks of operations, while all other years have 52 weeks. The extra week in fiscal 2001 affects comparability by $4,360 for total revenue and $1,248 for income from operations (without allocation of fixed period costs).

(c)	Depreciation comparability is affected by a change in the estimated useful life of leasehold improvements to 30 years from 15-20 years in fiscal 2003 due to additional experience with restaurant performance. The change in estimate resulted in a reduction in depreciation compared to 2002 of approximately $1,113. Depreciation comparability between 2003, 2004 and 2005 and the nine months ended 2005 and 2006 was not affected by this change.

(d)	Fiscal 2001 includes goodwill amortization of $3,529 in general and administrative expenses. Upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” effective August 4, 2001, goodwill is no longer subject to amortization (see Note 2 to our consolidated financial statements). CBRL adopted SFAS No. 123R in the first quarter of fiscal 2006 using the modified prospective method (no restatement). The impact of this adoption on the first nine months of 2006 of $1,013 is included in general and administrative expense. Also included in general and administrative expense is an allocation of certain overhead cost incurred by CBRL on our behalf. The amounts allocated were $1,134 for 2001, $1,683 for 2002, $1,909 for 2003, $1,914 for 2004, $2,496 for 2005, $1,792 for the nine months ended 2005 and $2,093 for the nine months ended 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — General and Administrative Expenses” for additional information regarding the allocation.

(e)	Fiscal 2001 results include charges of $5,574 before taxes associated with closing three restaurants. The charges were for severance, lease cancellation, loss on disposition and other costs directly related to the closings. The nine months ended 2006 include impairment and store closing charges of $3,500 before taxes, as a result of our decision to close three restaurants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Impairment and Store Closing Charges” and Note 3, “Impairment and Store Closing Charges,” of the consolidated financial statements for additional information.

(f)	There were 1,000 common shares outstanding for all periods presented. There was no dilution of shares because options were for CBRL stock.

(g)	The portion of debt to CBRL that comprises the revolving credit facility is classified as a current liability and is included in working capital. Prior to the end of 2004, the Company also had promissory notes to CBRL related to the development costs for certain new restaurants. These notes had quarterly principal and interest payments and were fully amortized in the fourth quarter of 2004. See Note 4 to our consolidated financial statements for information related to our debt to CBRL.

(h)	Other long-term obligations include deferred income taxes, accrued rent and various other non-current liabilities.

(i)	EBITDA consists of net (loss) income plus interest expense, net, income tax provision and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance. We are presenting EBITDA because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net (loss) income which we believe provides a more complete understanding of our business than could be obtained without this disclosure. EBITDA is presented because: (1) we believe it is a useful measure for investors to assess the operating performance of our business because it assists in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt to CBRL, and the asset base which includes the effect of non-cash depreciation and amortization expenses; (2) we believe that investors will find it useful in assessing our ability to service or incur indebtedness, and (3) we use EBITDA internally to evaluate our operating performance or compare our performance to that of our competitors. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity. EBITDA includes rent expense of $4,612, $5,067, $5,926, $6,812 and $8,157 for the years 2001, 2002, 2003, 2004 and 2005, respectively. For the nine months ended 2005 and 2006, EBITDA includes rent expense of $5,931 and $7,354, respectively.

The following table provides a reconciliation of net income to EBITDA:

	For Fiscal Years Ended					Nine Months Ended

	August 3,	August 2,	August 1,	July 30,	July 29,	May 1,	April 30,
	2001	2002	2003	2004	2005	2005	2006

	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Net (loss) income	$(2,470)	$5,646	$5,708	$15,391	$15,488	$10,883	$9,760
Provision for income taxes	106	2,504	4,808	6,221	7,377	5,192	1,991
Interest expense, net	12,045	12,280	12,331	6,077	7,951	5,917	8,153
Depreciation and amortization	14,728	8,772	9,653	10,546	12,416	9,128	10,993

EBITDA	$24,409	$29,202	$32,500	$38,235	$43,232	$31,120	$30,897

(j)	Comparable restaurant data consist of data of company-operated restaurants open six full quarters at the beginning of the year and are measured on comparable calendar weeks.

(k)	Average weekly sales are company-operated restaurant sales divided by the number of operating weeks in the corresponding period. The average weekly sales calculation is adjusted to 52 weeks for fiscal 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
       The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read in conjunction with the Selected Financial Data and our consolidated financial statements and notes thereto included elsewhere in this registration statement. Except for specific historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and other factors that may cause actual results and performance to differ materially from those expressed or implied by these statements. Factors that might cause such differences include those described under “Risk Factors” and “Forward-Looking Statements.”
       We operated as a wholly-owned subsidiary of CBRL during the fiscal periods presented. Our consolidated financial statements for fiscal years 2003, 2004 and 2005 have been prepared based on our books and records as well as certain information which was derived from the consolidated financial statements of CBRL and audited by an independent registered public accounting firm. Our unaudited interim financial statements for the nine months ended May 1, 2005 and April 30, 2006 (referred to as “nine months ended 2005” and “nine months ended 2006,” respectively.) have also been prepared based on our books and records as well as certain information which was derived from the consolidated financial statements of CBRL. These unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
       Our fiscal years end on the Friday nearest to July 31, while the interim periods presented herein ended on the Sunday following the 39-week period, which corresponds to internal management reporting. As a result of the two additional days in each interim period, the periods presented will not agree exactly to the periods reported by CBRL. Our net sales for these two additional days were not material to our overall operating results, and represented approximately 1% of total net sales for both the nine months ended 2005 and 2006. We expect to end our fiscal years on Sunday beginning in fiscal 2007.
       Our consolidated financial statements include an allocation of certain overhead costs incurred by CBRL. These costs are classified as general and administrative expenses and include corporate personnel and related costs in the areas of accounting, finance, legal, insurance, internal audit and travel services. Other general and administrative costs, including expenses related to being a public company (such as audit expenses, stock transfer agent, board of directors and listing fees) are also included in this allocation. These costs were allocated based on the percent of our revenues relative to the total consolidated revenues of CBRL. Management believes this is a reasonable method of allocating such costs; however, the historical financial information presented herein does not necessarily reflect what our operating results and cash flows would have been had we been a separate stand-alone entity for the periods presented.
       All dollar amounts presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are shown in thousands, except where otherwise noted. References to a year or interim period are to the fiscal year or fiscal interim period defined above, unless otherwise noted.
Overview
       We opened our first restaurant in Lexington, Kentucky in 1991. We are an affordable, full-service restaurant chain. Our mission is to recreate the traditional American roadhouse by offering consumers value-oriented, high quality, “craveable” meals for lunch and dinner served in the hospitable tradition and distinctive atmosphere reminiscent of an American roadhouse of the 1930’s and 1940’s.
       Our menu features an assortment of specially seasoned, U.S.D.A. Choice steaks that are aged, hand-cut on the premises and cooked to order. We offer a variety of seafood, ribs, chicken and vegetable dishes, including our signature grilled wings, Santa Fe Tilapia, Southern Fried Catfish, grilled vegetable skewer and baked sweet potatoes. We also offer steak burgers, salads, sandwiches and our made-from-scratch yeast rolls, as well as alcoholic beverage service. Our restaurants provide a “kickin’,” upbeat atmosphere with service from a lively staff and jukeboxes playing a mix of blues, rock and new country music. While dining or waiting for a table, our guests are encouraged to enjoy “bottomless buckets” of roasted in-shell peanuts and to toss the shells on the floor.
       After becoming a public company in 1995, we were acquired in 1999 by CBRL. At the time of the acquisition, we owned and operated 42 restaurants located in nine states and had an additional five franchised restaurants located in four states. Since then, we have assembled an experienced management team, continued to develop our business model and have expanded to 159 restaurants located in 20 states. Of the 159 restaurants in operation as of April 30, 2006, we own and operate 134 restaurants in 17 states with an additional 25 restaurants in four states owned and operated by two franchisees. Unlike several restaurant chains in the steakhouse segment, we open our restaurants for both lunch and dinner seven days a week. We are open between the hours of 11:00 a.m. and 10:00 p.m. (closing at 11:00 p.m. on Fridays and Saturdays), and we offer full bar service at most of our restaurants. We are closed on Thanksgiving and Christmas.
       We have grown the total number of our restaurants over the past three years from 84 company restaurants (96 system-wide, which includes franchised restaurants) at the beginning of 2003 to 124 company restaurants (147 system-wide) as of the end of 2005, representing a 47.6% increase in company restaurants (53.1% system-wide). Our total revenue increased from $241.1 million in 2002 to $376.6 million in 2005, and our income from operations increased from $20.4 to $30.8 million over the same period, representing compounded annual growth rates of 16.0% and 14.7%, respectively. In 2005, our total revenue and our income from operations increased from 2004 by 17.5% and 11.3%, respectively. For the nine months ended 2006, our total revenue increased over the prior year comparable period by 12.5%. For this same period, after the effects of $3.5 million for impairment and store closing charges and the $1.0 million effect of adopting SFAS No. 123R, under which CBRL began expensing stock options, our income from operations decreased 9.5%. Excluding these effects, our income from operations for the period increased 11.0%.
Key Performance Indicators
       Management uses a number of key performance measures to evaluate operational and financial performance as follows:

•	Average weekly sales are a key measure of individual restaurant economic performance and our ability to continue new restaurant growth. Average weekly sales of newly opened restaurants are reviewed relative to average weekly sales for comparable restaurants in the same weeks. This helps management assess new restaurant performance, including the effectiveness of new site selection and restaurant opening management teams.

•	Average check per person is net sales divided by the total number of guests. Management uses this indicator to analyze the dollars spent in our restaurants per guest. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

•	Comparable restaurant sales and traffic consist of sales and calculated number of guests, respectively, of company operated restaurants open six full quarters or more, and are measured against the prior year on comparable calendar weeks. This measure highlights performance of existing restaurants as the impact of new restaurant openings is excluded.

•	Percentage of restaurant sales by day-part (lunch vs. dinner) assists management in identifying the breakdown of sales provided by meals served for lunch or dinner. This measure not only provides a financial measure of revenues by type of meal, but also assists operational management in analyzing staffing levels needed throughout the day.

•	Restaurant operating margins are defined as net sales less cost of goods sold, labor and other related expenses, occupancy costs, and other restaurant operating expenses, all as a percent of net sales. Management uses this indicator as a primary measure of operating profitability.

•	Liquor, beer and wine (“LBW”) sales as a percentage of total sales is calculated by dividing the sales of alcoholic beverages by total sales. Management tracks LBW percentages in combination with LBW sales per guest to understand sales trends and identify opportunities to grow LBW sales responsibly.

•	In addition to these key performance indicators, management also uses various other measures to analyze operational and financial performance, such as EBITDA, variances to theoretical food costs, meat yields, labor performance versus model, turnover rates and average wage rates.
Key Financial Definitions

•	Net sales consist of food and beverage sales of company-operated restaurants and other miscellaneous income. Restaurant sales are influenced by new restaurant openings, comparable restaurant sales and total operating weeks. Total operating weeks is the total number of company-operated restaurants multiplied by the number of weeks in the corresponding period.

•	Franchise fees and royalties include franchise fees charged to franchisees and royalty income.

•	Cost of goods sold consists of food and beverage cost. Cost of sales are generally influenced by the cost of food and beverage and menu mix.

•	Labor and other related expenses include all restaurant management and hourly labor costs and benefits.

•	Occupancy costs include rent, common area maintenance, property taxes, licenses, and other related fees.

•	Other restaurant operating expenses include all restaurant-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising and credit card fees.

•	Depreciation and amortization includes the depreciation of fixed assets and capitalized leasehold improvements.

•	Pre-opening expense consists of costs related to a new restaurant opening and are made up primarily of manager salaries, employee payroll, rent expense incurred prior to the restaurant opening and other costs related to training and preparing new restaurants for opening.

•	General and administrative is comprised of expenses associated with corporate and administrative functions that support the development and operations of restaurants. General and administrative also includes an allocation of expenses incurred by CBRL on our behalf. See “— Results of Operations — General and Administrative” below for additional information regarding the allocation from CBRL.

•	Interest expense, net is primarily interest expense associated with our debt to CBRL, net of any interest income.

Results of Operations
       The following table highlights operating results as a percentage of net sales or total revenues over the past three years and the nine months ended 2005 and 2006.

	Years Ended			Nine Months Ended

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Net sales	99.5%	99.4%	99.4%	99.4%	99.4%
Franchise fees and royalties	0.5	0.6	0.6	0.6	0.6

Total revenue	100.0	100.0	100.0	100.0	100.0
Costs and expenses:
(As a percentage of net sales)(a)
Restaurant operating costs:
Cost of goods sold	31.7	33.4	34.7	35.0	33.3
Labor and other related expenses	32.4	32.2	30.6	30.8	30.1
Occupancy costs	3.2	3.1	3.2	3.2	3.4
Other restaurant operating expenses	14.3	13.2	13.7	13.7	15.0
(As a percentage of total revenue)
Depreciation and amortization	3.5	3.3	3.3	3.3	3.5
Pre-opening expense	0.7	0.6	0.8	1.0	1.0
General and administrative(b)	6.2	6.1	6.0	5.8	6.9
Impairment and store closing charges(c)	0.0	0.0	0.0	0.0	1.1
Total costs and expenses	91.7	91.4	91.8	92.2	93.7
(As a percentage of total revenue)
Income from operations	8.3	8.6	8.2	7.8	6.3
Interest expense, net	4.5	1.9	2.1	2.1	2.6
Income before income taxes	3.8	6.7	6.1	5.7	3.7
Provision for income taxes	1.7	1.9	2.0	1.8	0.6
Net income	2.1	4.8	4.1	3.9	3.1
Other Data:
(As a percentage of net sales)(a)
Restaurant operating margins	18.4	18.1	17.8	17.4	18.3

(a)	Restaurant operating costs are shown as a percentage of net sales since these costs relate directly to restaurant sales.

(b)	CBRL adopted SFAS No. 123R in the first quarter of fiscal 2006 using the modified prospective method (no restatement). As a result, the impact of this adoption on the nine months ended 2006 of $1,013 (0.3% of total revenue) is included in general and administrative expense. Also included in general and administrative expense is an allocation of certain overhead cost incurred by CBRL on our behalf. The amounts allocated were $1,909 for 2003, $1,914 for 2004, $2,496 for 2005, $1,792 for the nine months ended 2005 and $2,093 for the nine months ended 2006. See “— General and Administrative Expenses” for additional information regarding the allocation.

(c)	The nine months ended 2006 includes impairment and store closing charges of $3,500 (1.1% of net sales), before income taxes, as a result of our decision to close three restaurants. See “— Impairment and Store Closing” Charges” and Note 3, “Impairment and Store Closing Charges,” of the consolidated financial statements for more information.

Total Revenue
       The following table highlights revenue and comparable restaurant sales for the past three years and for the nine months ended 2005 and 2006.

	Years Ended			Nine Months Ended

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Company-operated restaurant sales	$273,157	$318,350	$374,189	$278,909	$313,898
Franchise fees and royalties	1,424	2,027	2,377	1,724	1,847

Total Revenue	$274,581	$320,377	$376,566	$280,633	$315,745

Data for company-operated restaurants:
Number of operating weeks in period	4,792	5,353	6,137	4,526	5,078
Number of new restaurants opened in period	12	11	17	16	13
Average weekly sales(a)	$56.9	$59.4	$60.9	$61.6	$61.7
LBW sales percentage	8.7%	8.4%	8.7%	8.8%	9.2%
Comparable restaurant sales(b)
Average weekly sales(a)	$56.1	$58.5	$60.8	$61.2	$62.4
Restaurants in comparable base	71	83	93	93	100
Period over period increase in comparable restaurant sales	0.0%	4.8%	3.4%	3.8%	1.1%

(a)	Average weekly sales are company-operated restaurant sales divided by the number of operating weeks in the corresponding period.

(b)	Comparable restaurant sales are sales of company-operated restaurants open six full quarters at the beginning of the year, and are measured on comparable calendar weeks.
       Total revenue increased 12.5% in the nine months ended 2006 compared to the nine months ended 2005. Total revenue increased 17.5% in 2005 compared to 2004 and increased 16.7% in 2004 compared to 2003. The revenue increases for each comparable period were driven by new restaurant growth and increased comparable restaurant sales. Comparable restaurant sales increased 1.1% in the nine months ended 2006 over the nine months ended 2005 due to an increase in average check of 2.6%, including increased LBW sales, partially offset by a decrease in guest traffic of 1.5%. The improvement in average check was driven primarily by menu price increases in response to commodity and other cost increases we experienced, as well as competitive pricing reviews.
       Franchise fees and royalties increased each year primarily due to new franchise restaurant openings. Franchise restaurants open at the end of 2005, 2004 and 2003 were 23, 20 and 16, respectively, and 25 and 22 franchise restaurants were open at the nine months ended 2006 and 2005, respectively.
       Comparable restaurant sales increased 3.4% in 2005 compared to 2004 due to an increase in average check of 3.9%, including increased LBW sales, partially offset by a decrease in guest traffic of 0.5%. Average check improved mainly due to the 3.2% weighted impact of menu price increases. The remaining average check increase was the result of product mix changes. Comparable restaurant sales increased 4.8% in 2004 as compared to 2003 due to a 3.1% increase in guest traffic and a 1.7% increase in average check.
       Our restaurant sales, including LBW sales, are comprised of approximately 35% lunch sales and 65% dinner sales for all periods presented.

Cost of Goods Sold
       Cost of goods sold represents food and beverage costs, with beef comprising the largest component at approximately 36.0% of our total product costs for the past two years. Cost of goods sold was 33.3% of net sales in the nine months ended 2006 and 35.0% in the nine months ended 2005. The improvement from the prior year period was primarily the result of the impact of higher average check associated with menu price increases and lower costs for non-beef commodities and produce, combined with other contracted purchasing efficiencies.
       Cost of goods sold as a percentage of net sales in 2005 was 34.7% compared to 33.4% for 2004. The increase over 2004 was attributable to significantly higher costs for beef and chicken, partially offset by the impact of higher menu prices. Cost of goods sold as a percentage of net sales was 31.7% in 2003. The increase in 2004 as compared to 2003 was due to a significant increase in costs for beef as well as unfavorable dairy and produce costs, partly offset by higher average check associated with menu prices.
Labor and Other Related Expenses
       Labor and other related expenses include all restaurant management and hourly labor costs and benefits. Labor expenses as a percentage of net sales were 30.1% in the nine months ended 2006 and 30.8% in the nine months ended 2005. The decrease in percentage was primarily the result of sales leverage against fixed elements of labor costs and lower group medical and workers’ compensation costs.
       Labor and other related expenses as a percentage of net sales were 30.6%, 32.2% and 32.4% in 2005, 2004 and 2003, respectively. The year-over-year decrease in 2005 was due to sales leverage against fixed elements of labor costs and lower restaurant bonus expense. The year-over-year percentage comparison for 2004 compared to 2003 was affected by sales leverage, partly offset by higher restaurant bonus expenses.
Occupancy Costs
       Occupancy costs include rent, common area maintenance, property taxes, licenses, and other related fees. Occupancy costs as a percentage of net sales were 3.2%, 3.1% and 3.2% in 2005, 2004 and 2003, respectively. In the nine months ended 2006 and 2005, occupancy costs were 3.4% and 3.2%, respectively.
Other Restaurant Operating Expenses
       Other restaurant operating expenses include all restaurant-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising and credit card fees. Other restaurant operating expenses as a percentage of net sales were 15.0% in the nine months ended 2006 and 13.7% in the nine months ended 2005. The increase was primarily due to higher utilities and repairs and maintenance expense.
       Other restaurant operating expenses as a percentage of net sales were 13.7%, 13.2% and 14.3% in 2005, 2004 and 2003, respectively. The increase in 2005 compared to 2004 was due to increases in advertising. The decrease in 2004 compared to 2003 primarily was due to lower advertising expense.
Pre-Opening Expenses
       Pre-opening expenses consist of costs related to a new restaurant opening and are made up primarily of manager salaries, employee payroll, rent expense incurred prior to restaurant opening and other costs related to training and preparing new restaurants for opening. Pre-opening expenses were $3,062 for the nine months ended 2006 and $2,809 for the nine months ended 2005. Pre-opening expenses were $3,194, $1,979 and $2,031 in 2005, 2004 and 2003, respectively. The period-over-period change in pre-opening expenses is due to the variance in the timing and number of restaurants opened as well as the number of leased properties. The average pre-opening cost per restaurant for 2005 and the nine months ended 2006 was approximately $165, excluding rent expense. The average pre-opening rent expense per leased location for 2005 and the nine months ended 2006 was $55.

General and Administrative
       General and administrative expenses as a percentage of total revenue were 6.9% for the nine months ended 2006 and 5.8% for the nine months ended 2005. During the nine months ended 2006, CBRL adopted SFAS No. 123R using the modified prospective method (no restatement), which resulted in expense of $1,013, or 0.3% of total revenue. The remaining increase was the result of salary and related payroll expenses due to personnel increases to support our growth. General and administrative expenses as a percentage of total revenue were 6.0%, 6.1% and 6.2% in 2005, 2004 and 2003, respectively. General and administrative expenses for each period include an allocation of certain overhead costs incurred by CBRL. These costs include corporate personnel and related costs in the areas of accounting, finance, legal, insurance, internal audit and travel services. Other general and administrative costs, including expenses related to being a public company (such as audit expenses, stock transfer agent, board of directors and listing fees) are also included in this allocation. These costs were allocated based on the percent of our revenues relative to the total consolidated revenues of CBRL. Management believes this is a reasonable method of allocating such costs; however, allocated amounts may not necessarily be indicative of what our expenses will be in future periods as a stand-alone entity. The amounts allocated were $1,909 for 2003, $1,914 for 2004, $2,496 for 2005, $1,792 for the nine months ended 2005 and $2,093 for the nine months ended 2006.
Impairment and Store Closing Charges
       During the nine months ended April 30, 2006, we closed three restaurants, which resulted in impairment charges of $2,762 and store closing charges of $738. Our basis for deciding to close these restaurants was their weak financial performance and an unfavorable outlook. The impairment charges were recorded based upon the lower of the asset carrying amount or estimated fair value. The restaurants’ estimated fair values were determined based upon estimates using market comparables. At April 30, 2006, the closed restaurants were classified as held for sale and measured at the lower of their fair values less costs to sell totaling $2,513. We do not expect additional impairment and store closing expenses related to the three closed restaurants to be material.
Interest expense, net
       Interest expense, net is mainly comprised of interest expense associated with our borrowings from CBRL along with other immaterial interest expense and interest income items. Fluctuations in interest expense are directly related to changes in interest rates and changes in our net borrowing position throughout the periods presented. Due to the related party nature of these borrowings, interest expense may not be reflective of actual interest expense if these borrowings were consummated on an arm’s length basis.
Provision for Income Taxes
       The increase in the effective tax rate for 2005 from 2004 was primarily due to certain reserve reversals in 2004 that did not repeat in 2005 and an increase in our effective state income tax rates. The decrease in the effective tax rate for 2004 from 2003 was primarily due to the provision of certain reserves in 2003 that did not repeat in 2004 and certain reserve reversals in 2004.
       The U.S. Internal Revenue Service (“IRS”) has examined CBRL’s consolidated federal income tax returns for the years ended August 1, 2003 and July 30, 2004. In March 2006, CBRL reached a settlement with the IRS for these tax periods, which did not have a material impact on CBRL’s or our consolidated financial statements. In estimating our full year 2006 tax rate, which is used to determine our rate for the nine months ended 2006, we reversed certain reserves of $1,291 previously accrued in 2003, which lowered our 2006 tax rate from 2005. Our provision for income taxes as a percent of pre-tax income was 16.9% in the nine months ended 2006 (27.9% before the reserve reversals) as compared to 32.3% in the nine months ended 2005. The variation between the statutory tax rate and the effective tax rate for 2006 is primarily due to certain reserve reversals and employer tax credits for FICA taxes paid on employee tip income offset by state income taxes.
Recent Accounting Pronouncements
       In October 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP No. 13-1”). FSP No. 13-1 states that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense in income from continuing operations as opposed to capitalizing such rental costs. The provisions of FSP No. 13-1 are effective for the first reporting period beginning after December 15, 2005, with early adoption permitted. We adopted this guidance in the first quarter of 2006. The early adoption of FSP No. 13-1 did not affect our results of operations or financial position since this treatment did not differ from our existing accounting policy.
       In September 2005, the FASB issued Emerging Issues Task Force (“EITF”) No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6”). EITF 05-6 states that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 further states that leasehold improvements placed in service significantly after and not contemplated at or near the beginning of a lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. This consensus does not apply to preexisting leasehold improvements. The provisions of EITF 05-6 are effective for leasehold improvements that are purchased or acquired in reporting periods beginning after September 28, 2005, with early adoption permitted. We adopted this guidance in the first quarter of 2006. The early adoption of EITF 05-6 did not affect our results of operations or financial position since this treatment did not differ from our existing accounting policy.
       In May 2005, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and SFAS No. 3” (“SFAS No. 154”). This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. SFAS No. 154 will be applied prospectively to any accounting changes or error corrections.
       In June 2006, a consensus was reached by the FASB on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 states that entities may adopt a policy of presenting sales in the income statement on either a gross or net of sales tax basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amount of taxes that are recognized on a gross basis. EITF 06-3 becomes effective for interim and annual periods beginning after December 15, 2006. Our policy has been to present sales in the income statement on a net presentation basis after deducting sales taxes.
Recently Adopted Accounting Pronouncements
       All stock options and share-based compensation reflect awards of CBRL stock. No equity-based awards on our stock have been made in the periods presented herein. Prior to July 30, 2005, CBRL accounted for stock based compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensa-

tion” and the disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in our prior year net income for grants of stock options to employees because CBRL grants stock options with an exercise price equal to the market value of the stock on the date of grant.
       Effective 2006, CBRL adopted the fair value recognition provisions of SFAS No. 123R, as discussed in Note 5 to our consolidated financial statements contained herein. CBRL elected to adopt SFAS No. 123R using the modified prospective method (no restatement), under which, compensation cost in the first nine months of 2006 includes the portion continuing to vest in the period for (1) all share-based payments granted prior to, but not vested as of July 29, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to July 29, 2005, based on the grant date fair value estimated using a binomial lattice-based option valuation model. Before adoption of SFAS No. 123R, pro forma disclosure reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model (see Note 5 to our consolidated financial statements herein for the weighted-average assumptions used in 2005, 2004, and 2003). Under the Black-Scholes option-pricing model CBRL estimated volatility using only historical share price performance over the expected life of the option. However, under SFAS No. 123R the expected volatility is estimated using a blend of implied volatility based on market-traded options on CBRL common stock and historical volatility of CBRL common stock over the contractual life of the options. Results of prior periods do not reflect any restated amounts and CBRL had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. CBRL’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, CBRL’s policy is to issue new shares of common stock to satisfy stock option exercises or grants of restricted shares.
       The adoption of SFAS No. 123R (unaudited) resulted in a decrease to our first nine months of 2006 reported income from operations and income before income taxes by $1,013 and a decrease to reported net income of $730. The expense, before income tax effect, is included in general and administrative expense. The adoption of SFAS No. 123R resulted in a decrease in reported cash flow from operating activities of $365 offset by an increase in reported cash flow from financing activities of $365 in the first nine months of 2006.
       Partly in anticipation of the adoption of SFAS No. 123R, in recent years CBRL adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation and other equity-based awards. Compensation cost for share-based payment arrangements recognized in general and administrative expenses for the first nine months of 2006 included $1,013 for stock options. Compensation cost for share-based payment arrangements recognized in general and administrative expenses for restricted stock grants was ($47) in 2003, $66 in 2004, $117 in 2005, $85 for the nine months ended 2005, and $281 for the nine months ended 2006.
       As of April 30, 2006, there was $2,360 of unrecognized compensation cost related to unvested share-based compensation arrangements that is scheduled to be recognized over a weighted-average period of 2.09 years. No restricted stock grants vested during the first nine months of 2006. The impact, if any, of an initial public offering on forfeitures was not considered in the calculation of compensation cost.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
       We are subject to market risk exposure related to changes in interest rates. As of April 30, 2006, we have in place a revolving credit facility with CBRL. The facility bears interest at the 360-day LIBOR rate, plus 2.16% (6.02% at April 30, 2006). The interest rate resets each year on the business day closest to June 1. As explained in “Liquidity and Capital Resources,” we intend to retire this facility and obtain a new revolving credit facility, and possibly other financing, with a financial institution or institutions prior to completion of this offering. See “Certain Relationships and Related Party Transactions.” While general changes in interest rates affect the cost of funds borrowed in the future, we believe that the effect, if any, of reasonably possible near-term changes in interest rates on our consolidated financial position, results of operations or cash flows would not be material. However, final determination of the amount and terms of our borrowings and resultant interest rates at the completion of this offering has yet to be made.
Commodity Price Risk
       Many of the food products we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable. Three food categories (beef, produce and chicken) account for the largest shares of our costs of goods sold (at approximately 36%, 10% and 7%, respectively in 2005). Other categories affected by the commodities markets, such as cheese and dairy, seafood and pork, may each account for approximately 5% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities we require, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods. Changes in commodity prices would generally affect us and our competitors similarly, depending on the terms and duration of supply contracts. We also enter into fixed price supply contracts for certain products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or all of the increased commodity costs by adjusting menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can have an adverse effect on margins, as happened in 2004 and 2005.
Effects of Inflation
       Apart from the commodity effects discussed above and utilities inflation in 2006, we do not believe general inflation has had a significant impact on our operations over the past several years. In general, we have been able to substantially offset restaurant and operating cost increases resulting from inflation by altering our menu items, increasing menu prices, or making other adjustments. However, certain areas of costs, notably utilities and labor, can be significantly volatile or subject to significant changes due to changes in laws or regulations, such as the minimum wage laws.
Liquidity and Capital Resources
       Our primary sources of liquidity and capital resources have been cash provided from operating activities, operating lease financing for a portion of our expansion capital needs, borrowings on our revolving credit facility with CBRL and cash and cash equivalents. Our primary requirements for liquidity and capital are new restaurant development, working capital and general corporate needs.
       CBRL will not continue to provide us with financing subsequent to this offering. Therefore, we expect to begin the process of negotiating with certain banks to establish a $           million revolving credit facility, of which we will initially draw down approximately $           million, leaving approximately $           million of availability, which will be reduced by letters of credit obtained for insurance in an amount to be determined. We also expect to receive approximately $           million of net proceeds in conjunction with this offering for the sale of our shares. We intend to use $           million of the net offering proceeds combined with the entire initial drawdown on our new revolving credit facility to retire our revolving credit facility with CBRL. We intend to use the remaining $           million of the net offering proceeds to pay expenses associated with this offering. Refer to Note 4 of our consolidated financial statements for additional information related to our revolving credit facility with CBRL.
       As a stand-alone entity, we expect to satisfy our working capital and general corporate needs and implement our growth strategy, including capital expenditures, through operating cash flows, operating lease financing and occasional borrowings under the new revolving credit facility that we intend to obtain prior to this offering. We believe that these sources of liquidity and capital will be sufficient to finance our continued operations and expansion plans. We currently own approximately 50% of our restaurants, providing us with additional potential financing options through mortgage or sale and leaseback transactions.
       Net cash provided by operating activities was $25,341 for the nine months ended 2006 compared to $26,958 for the nine months ended 2005. The decrease was primarily due to a decrease in income taxes payable, which more than offset an increase in net income before asset impairment charges (a non-cash expense). The asset impairment charges related to our decision to close three restaurants, which were closed during the third quarter. See “— Results of Operations — Impairment and Store Closing Charges” and Note 3, “Impairment and Store Closing Charges,” of the consolidated financial statements for additional information. We do not expect additional cash payments associated with these restaurants to be significant.
       Net cash provided by operating activities was $32,754 in 2005 compared to $30,196 in 2004. The increase for 2005 was primarily the result of improved net income, an increase in depreciation and amortization (a non-cash expense) and an increase in income taxes payable. Net cash provided by operating activities in 2003 was $23,857. The improvement in 2004 as compared to 2003 was mostly the result of an increase in net income for 2004, coupled with an increase in other long-term obligations, partially offset by a reduction in income taxes payable versus an increase in this payable in 2003.
       We had negative working capital of $209,470 at April 30, 2006, $194,762 at July 29, 2005 and $180,322 at July 30, 2004, including $188,321, $172,739 and $160,773, respectively, of outstanding balances on the revolving credit facility with CBRL. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able, and expect from time to time, to operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees are paid bi-weekly in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.
       Capital expenditures were $39,068 for the nine months ended 2006 and $33,574 for the nine months ended 2005. Capital expenditures for 2005, 2004 and 2003 were $44,383, $32,859 and $26,649, respectively. In each period, development of new locations accounted for most of the expenditures. Period-over-period variances in capital expenditures are due to the number and timing of new locations under construction and the mix of owned versus leased land for new locations. We estimate that capital expenditures for the remainder of 2006 will be approximately $13-$15 million, most of which will be related to the acquisition of sites and construction of seven new restaurants that are expected to be opened during the last three months of 2006, as well as for acquisition and construction costs for restaurants to be opened in early fiscal 2007. As a subsidiary of CBRL, we owned approximately 50% of our real estate. Going forward, we expect to lease the majority of our land, reducing the capital required by us to open new restaurants. In June 2006, we received net proceeds of $927 for the sale of assets related to the aforementioned restaurant closings, and we expect to receive approximately $1,580 in net proceeds for the remaining assets held for sale.
       Our financing activities relate entirely to activity on our revolving credit facility with CBRL. The year-over-year fluctuations in financing activities are in direct relationship with the timing of our expansion plans and restaurant openings relative to cash generated by our operating activities. Refer to the discussion above and Note 4 to our consolidated financial statements for additional information related to our revolving credit facility with CBRL.

Off-Balance Sheet Arrangements
       Other than various operating leases, as discussed under “Material Commitments and Contractual Obligations” and Note 8 to our consolidated financial statements, we have no other material off-balance sheet arrangements.
Material Commitments and Contractual Obligations
       For reporting purposes, the schedule of future minimum rental payments required under operating leases uses the same lease term as used in the straight-line rent calculation. This term includes certain future renewal options although we are not currently legally obligated for all optional renewal periods. This method was deemed appropriate under SFAS No. 13, “Accounting for Leases,” to be consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to our consolidated financial statements.
       Contractual cash obligations and commitments as of July 29, 2005 are summarized in the table below:

	Payments Due in Years

	Total	2006	2007-2008	2009-2010	After 2010

Revolving credit facility with CBRL(a)	$172,739	$172,739	$—	$—	$—
Interest payable to CBRL(a)	1,927	1,927	—	—	—
Operating lease base term and excercised options(b)	105,127	7,222	15,028	15,165	67,712
Operating lease renewal periods not yet exercised(c)	118,070	—	103	300	117,667
Purchase obligations(d)	40,526	39,635	891	—	—

Total	$438,389	$221,523	$16,022	$15,465	$185,379

(a)	Refer to “Liquidity and Capital Resources” and Note 4 to our consolidated financial statements for information related to the revolving credit facility with CBRL. The balance is classified as current because it is a revolving credit facility.

(b)	Includes base lease terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13.

(c)	Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation since, at the inception of the lease, it is reasonably assured that we will exercise those renewal options.

(d)	Purchase obligations consist of purchase orders for food; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that can be cancelled with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.
Guarantees
       We have fully and unconditionally guaranteed, on a joint and several basis, the obligations of CBRL under its revolving credit facility payable on or before February 21, 2008 of which $21,500 was outstanding at July 29, 2005 and its zero coupon contingently convertible senior notes due on or before April 2, 2032 of which $190,718 was outstanding at July 29, 2005. However, we were released from our obligations as a guarantor under CBRL’s revolving credit facility payable on or before February 21, 2008, when CBRL terminated the facility on April 27, 2006. We will automatically be released from our obligations as guarantor under the zero coupon contingently convertible senior notes upon a sale of all of our capital stock to an entity not controlling or controlled by or under common control with CBRL.
       On April 27, 2006, CBRL entered into a new $1,175,000 credit facility that we have guaranteed. Under the provisions of the CBRL credit facility, the guarantee will automatically be released upon completion of this offering.
       At July 29, 2005, we had a guarantee associated with a leased location that had been sublet to a third party. We had a reserve of $444 at July 29, 2005 for our net estimated liability under the lease. Subsequent to year-end, the sublease was canceled. We remain primarily liable for this operating lease and are no longer a guarantor. We do not have any other guarantees as of April 30, 2006. In addition, we do not provide financing or any other guarantees to our franchisees.
Indemnifications
       We are parties to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.
Critical Accounting Policies and Estimates
       We prepare our consolidated financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our accounting policies can be found in Note 2 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.
Impairment of Long-Lived Assets and Provision for Asset Dispositions
       We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. In addition, the recoverability test considers the likelihood of possible outcomes that existed at the balance sheet date, including the assessment of the likelihood of the future sale of the asset. If the total future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset, net of estimated costs of disposal, and a loss resulting from value impairment is recognized by a charge to income. Assets held for sale, if any, are reported at the lower of carrying value or fair value less costs to sell. Judgments and estimates related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-

lived assets, these factors could cause us to realize a material impairment charge. From time to time, we have decided to close or dispose of restaurants. Typically, such decisions are made based on operating performance or strategic considerations and must be made before the actual costs or proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a property or leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances, management evaluates possible outcomes, frequently using outside real estate and legal advice, and records provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs.
       In addition, at least annually we assess the recoverability of goodwill. The impairment tests require us to estimate fair values of our restaurants by making assumptions regarding future cash flows and other factors. If these assumptions change in the future, we may be required to record material impairment charges for these assets.
Insurance Reserves
       We self-insure a significant portion of expected losses under our workers’ compensation and general liability insurance programs. We have purchased insurance for individual claims that exceed $500 for 2003 and up to $1,000 for certain coverages for 2004, 2005 and 2006, as well as aggregate limits above certain risk thresholds. We record a liability for workers’ compensation and general liability for all unresolved claims based primarily on an actuarially determined estimate of incurred but not reported claims that is performed annually, or more frequently if there are indications that changes might be developing, and adjusted by the actuarially determined losses and actual claims payments quarterly. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, “Accounting for Contingencies,” we record the losses at the low end of that range and discount them to present value using a risk-free interest rate based on actuarially projected timing of payments. Our accounting policies regarding insurance reserves include actuarial assumptions or management judgments regarding economic conditions, including future medical and indemnity costs, the frequency and severity of claims and claim development history and settlement practices. Changes in any of these factors in the future may produce materially different amounts of expense than otherwise would be reported under these insurance programs. These insurance programs have been obtained as part of overall CBRL programs. We expect to enter into an insurance transition agreement with CBRL to provide for the future settlement of open or unreported claims and to obtain stand alone insurance coverages going forward. Theses coverages may have different retentions or coverages than have historically been obtained.
       Our health insurance program provides for stop-loss coverage over certain annual limits and our offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. We record a liability for our group health program for all unpaid claims based primarily upon a claims paid analysis derived from actual group health claims payment experience.
Tax Provision
       Our tax provisions have been calculated as if we were a stand-alone company. We must make estimates of certain items that comprise our income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. Our federal income tax returns have been filed on a consolidated basis with CBRL many months after our year-end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. We then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to our consolidated financial statements and consolidated financial position. We expect to enter into a tax-sharing agreement with CBRL to provide for settlement of future adjustments, if any, for periods during which we were part of CBRL’s consolidated tax returns. See “Certain Relationships and Related Party Transactions.”
Unredeemed Gift Cards and Certificates
       Gift card and certificate revenue generally is recognized as the cards and certificates are redeemed, or, for cards and certificates estimated never to be redeemed, over the historical redemption period as described below. Unredeemed gift cards and certificates represent a liability related to unearned income and are recorded at their expected redemption value. We make estimates of the ultimate unredeemed gift cards and certificates in the period of the original sale and reduce our liability and record revenue accordingly. These estimates are determined based on our redemption history and trends and are amortized over the historical redemption period based upon our monthly redemption rates, none of which is recognized with the point of sale transaction. Changes in redemption behavior or management’s judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported. If gift cards and certificates that have been removed from the liability are later redeemed, we recognize revenue and reduce the liability as we would with any redemption. Additionally, the initial reduction to the liability would be reversed to offset the redemption.
Share-Based Compensation
       Certain of our employees participate in various plans of CBRL that provide options and restricted stock units to certain employees. No equity-based awards on our stock have been made in the periods presented herein. In accordance with the adoption of SFAS No. 123R, as discussed in Note 5 to the consolidated financial statements, we recognized share-based compensation expense in the first nine months of 2006. The fair value of each option award granted subsequent to July 29, 2005 was estimated on the date of grant using a binomial lattice-based option valuation model. This model incorporates the following ranges of assumptions:

•	The expected volatility is a blend of implied volatility based on market-traded options on CBRL’s stock and historical volatility of CBRL’s stock over the contractual life of the options.

•	CBRL used historical data to estimate option exercise and employee termination behavior within the valuation model. Assumptions for grants to our employees are based on experience of CBRL. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The impact, if any, of an initial public offering on forfeitures was not considered in the calculation of stock based compensation.

•	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

•	The expected dividend yield is based on CBRL’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.
       The expected volatility, option exercise and termination assumptions involve CBRL’s best estimates at that time, all of which impact the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option. CBRL updates the historical and implied components of the expected volatility assumption quarterly. CBRL updates option exercise and termination assumptions quarterly. The expected life is a by-product of the lattice model, and is updated when new grants are made. Some of the valuation methods may not be relevant to us as a stand-alone entity, and valuation methods necessarily may change for future option grants as a result.
       SFAS No. 123R also requires that compensation expense be recognized for only the portion of options that are expected to vest. Therefore, an estimated forfeiture rate derived from historical employee termination behavior, grouped by job classification, is applied against compensation expense. The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. CBRL updates the estimated forfeiture rate to actual on each of the vesting dates and adjusts compensation expense accordingly, so that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date. The impact, if any, of an initial public offering on forfeitures was not considered in the calculation of stock based compensation.
Legal Proceedings
       Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, “dram shop” claims, construction-related disputes, employment related claims, and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. As of the date of this prospectus, we are not a party to any litigation that we believe could have a material adverse effect on our business or our consolidated financial statements.

BUSINESS
General
       Logan’s Roadhouse, Inc., which opened its first restaurant in Lexington, Kentucky in 1991, is an affordable, full-service restaurant chain. Our mission is to recreate the traditional American roadhouse by offering consumers value-oriented, high quality, “craveable” meals for lunch and dinner served in the hospitable tradition and distinctive atmosphere reminiscent of an American roadhouse of the 1930’s and 1940’s.
       Our menu features an assortment of specially seasoned, U.S.D.A. Choice steaks that are aged, hand-cut on the premises and cooked to order. We offer a variety of seafood, ribs, chicken and vegetable dishes, including our signature grilled wings, Santa Fe Tilapia, Southern Fried Catfish, grilled vegetable skewer and baked sweet potatoes. We also offer steak burgers, salads, sandwiches and our made-from-scratch yeast rolls. Our restaurants provide a “kickin’,” upbeat atmosphere with service from a lively staff and jukeboxes playing a mix of blues, rock and new country music. While dining or waiting for a table, our guests are encouraged to enjoy “bottomless buckets” of roasted in-shell peanuts and toss the shells on the floor.
       After becoming a public company in 1995, we were acquired in 1999 by CBRL. At the time of the acquisition, we owned and operated 42 restaurants located in nine states and had an additional five franchised restaurants located in four states. Since then, we have assembled an experienced management team, continued to develop our business model and have expanded to 159 restaurants located in 20 states. Of the 159 restaurants in operation as of April 30, 2006, we own and operate 134 restaurants in 17 states with an additional 25 restaurants in four states owned and operated by two franchisees.
       We have grown the total number of our restaurants over the past three years from 84 company restaurants (96 system-wide, which includes franchised restaurants) at the beginning of 2003 to 124 company restaurants (147 system-wide) as of the end of 2005, representing a 47.6% increase in company restaurants (53.1% system-wide). Our total revenue increased from $241.1 million in 2002 to $376.6 million in 2005, and our income from operations increased from $20.4 to $30.8 million over the same period, representing compounded annual growth rates of 16.0% and 14.7%, respectively. In 2005, our total revenue and our income from operations increased from 2004 by 17.5% and 11.3%, respectively. For the nine months ended April 30, 2006, our total revenue increased over the prior year comparable period by 12.5%. For this same period, after the effects of $3.5 million for impairment and store closing charges and the $1.0 million effect of adopting SFAS No. 123R, under which CBRL began expensing stock options, our income from operations decreased 9.5%. Excluding these effects, our income from operations for the period increased 11.0%.
       Except as otherwise indicated, all financial and operational data reflects fiscal year results. Our fiscal year ends on the Friday that is closest to July 31 of the applicable year. Our most recent fiscal year ended on July 29, 2005. We expect to end our fiscal years on Sunday beginning in fiscal 2007.
Hours of Operation
       Unlike several restaurant chains in the steakhouse segment, we open our restaurants for both lunch and dinner seven days a week. We are open between the hours of 11:00 a.m. and 10:00 p.m. (closing at 11:00 p.m. on Fridays and Saturdays), and we offer full bar service at most of our restaurants. We are closed on Thanksgiving and Christmas.
Restaurant Industry
       According to the National Restaurant Association, or the NRA, a restaurant trade association, U.S. restaurant industry sales in 2005 were approximately $486 billion, representing approximately 4% of the U.S. gross domestic product. The NRA projects that 2006 U.S. restaurant industry sales will be $511 billion, representing the 15th consecutive year of sales growth, adjusted for inflation, for the industry and a 5.1% increase over 2005.

       Within the consumer food industry, studies show that there has been a steady shift away from the consumption of “food-at-home” towards the purchase of “food-away-from-home” over the past 50 years. The NRA projects that 47.5% of total U.S. food expenditures will be spent away from home in 2006, up from 25% in 1955. This figure is projected by the NRA to grow to 53% of total U.S. food expenditures by 2010. According to Fitch Ratings, a ratings agency and research firm, increasing disposable income, the decrease in the size of the average U.S. household and the aging of the U.S. population have contributed to an increase in “food-away-from-home” expenditures. Fitch Ratings projects that these trends will continue to increase demand in the U.S. restaurant industry over the next 10 to 20 years.
       In addition to these factors, we believe that the increasing percentage of “food-away-from-home” expenditures is attributable to other economic, demographic and social trends including:

•	the rise in the number of women in the workplace and dual-income families;

•	a growing percentage of households with single or multiple adults without live-at-home children;

•	an increasing willingness by consumers to pay for the convenience of ready-to-eat meals; and

•	an increasing desire for leisure, variety, and other amenities that restaurants provide.
       We believe these trends have fueled an increase in demand for restaurants, particularly in the full-service segment and that this demand will continue to increase. According to a report from the Economic Research Service, per capita consumer spending at full-service restaurants could rise by 18% compared to a 6% increase for fast food restaurants between 2000 and 2020.
       We compete primarily within the steak and varied menu categories of the full-service segment of the U.S. restaurant industry as defined by Technomic, Inc., a national consulting and market research firm. Technomic forecasts sales at full-service restaurants in the United States to grow at a 5.1% average annual rate from 2005 through 2010. In the steak category, Technomic forecasts 6.0% average annual sales growth from 2005 through 2010. Furthermore, in the varied menu category (the “bar and grill segment”), the largest and fastest growing full-service restaurant category, Technomic forecasts 6.5% average annual sales growth from 2005 through 2010. Technomic expects both of these categories to grow faster than the average for all full-service dining.
       All references in this “Restaurant Industry” section to years are to calendar years and are not comparisons to our fiscal year.
Operating Strategy
       Our operating strategy is built upon the following components:

•	Offering Great Steaks and Other High Quality Menu Items. We are committed to using high quality, fresh food such as specially seasoned U.S.D.A. Choice steaks that are aged and hand-cut on the premises, always-fresh, never-frozen chicken breast entrees, hearty steak burgers and farm-fresh salads. We believe the distinctive flavor profiles of our signature dishes and the breadth of our menu, coupled with the quality and price of our food products, helps to differentiate us from our competitors.

•	Abundance and Affordability. Our high quality dinner entrees include generous protein portions and a choice of two side items at affordable prices. We also provide our lunch and dinner guests with an all-you-can-eat supply of roasted in-shell peanuts and made-from-scratch yeast rolls. In 2005, our average checks, including alcoholic beverages, were $10.69 and $13.46 per guest for lunch and dinner, respectively. We believe our average lunch check is comparable to competitors in the bar and grill segment, and we believe that our average dinner check is lower than competitors in the steakhouse segment.

•	Our Roadhouse Atmosphere. We believe our guests enjoy the relaxed, friendly environment in which we offer bottomless buckets of roasted in-shell peanuts and encourage our guests to “loosen up” and throw their shells on the floor. We offer our staff a fun work environment, and we believe they deliver the same fun experience to our guests. We believe our American roadhouse charm is enhanced by the lively interaction of servers with our guests, combined with complimentary, interactive jukeboxes in our restaurants that continuously play an upbeat mix of blues, rock and new country music. We believe our unique atmosphere creates an inviting destination for people of all ages including young adults and families with children.

•	Our Friendly Roadside Hospitality. We are committed to providing friendly roadside hospitality to our guests and creating a brand of service that is warm, welcoming, personalized and attentive. We invest in our personalized service strategy by ensuring high levels of management and server coverage at each restaurant. We believe that our welcoming roadside hospitality translates into very satisfied guests who come to our restaurants frequently. We measure our guest satisfaction in several ways and currently collect over 17,000 guest responses per month to help us monitor operational execution. Our customer tracking data indicates that approximately one quarter of our guests visit us one or more times per week.

Net Income Growth Strategy
       We believe there are opportunities to grow our business, improve our profitability and enhance our brand. Our strategies to increase net income and earnings per share include increased revenue growth, margin expansion and improved profitability.
Revenue Growth
       We intend to drive our revenue growth through a combination of the following:

•	New Restaurant Development. We are focused on maintaining measured and disciplined growth of our brand by strategically opening additional restaurants in existing and adjacent markets as well as entering new markets. We will continue to focus on opening restaurants in small to medium sized markets, but will also enter and continue to expand in selected larger markets. Our long-term strategy is to sustain 12% to 15% unit growth annually. We recently enhanced our new restaurant opening process by improving the selection of our trainers and adding a certification process for our new opening team members. We believe these changes, plus the addition of our guest satisfaction tracking system, have contributed to significant improvements in our new restaurants’ operational execution. In addition, we believe we have established the necessary market analysis and site selection procedures for identifying new unit opportunities in both current and future markets, and we believe dynamics in our current and potential markets will allow us to add an additional 400 to 600 restaurants to our system. See “— Site Selection.”

•	Positive Comparable Restaurant Sales Growth. We have posted positive comparable restaurant sales growth in the past 12 consecutive quarters. We believe we can continue to build comparable restaurant sales growth by employing the following strategies:

•	Continued menu innovation. We have successfully introduced and executed new menu items such as the ONION BREWSKItm Sirloin and the Santa Fe Tilapia. In 2005, we received the Menu Masters Award from Nation’s Restaurant News for “Best Menu Revamp.” We are focused on continuing this excellence in menu planning by constantly evolving and enhancing our menu offerings in the future. We intend to continue to develop exciting and distinctive menu items that we believe will provide value to our guests and continue to help differentiate us from the competition.

•	Responsibly increasing alcoholic beverage sales. Alcoholic beverages have comprised approximately 8% to 9% of sales at our restaurants, below the level of other casual dining steakhouse competitors who generate sales from alcoholic beverages in the 11% to 13% range. We have improved our alcoholic beverage sales in 2005 and year-to-date 2006 by introducing new programs and merchandising, including a competitive happy hour program.

We believe this indicates an opportunity to continue to grow our alcohol sales responsibly as we implement several new initiatives, such as suggestive selling programs, bar remodels and improvements to our existing happy hour program.

•	Promoting our brand and image through local marketing initiatives. We intend to increase our brand awareness through local marketing initiatives and marketing programs targeting frequency of our loyal customers and trial by new guests coupled with our in-restaurant sales initiatives. We believe our relationship marketing programs, including our first time guest program, online loyalty program and Logan’s Roadside Relief efforts, will help increase our guest frequency and continue to make our most loyal guests aware of the events at their local Logan’s Roadhouse restaurant. We believe our new local marketing initiatives including hotel merchandising promotions, local sponsorships and lunch peanut bucket deliveries will help promote our brand and drive traffic to our restaurants, while in-restaurant sales initiatives will be used to promote beverage sales, specials and new menu items.

•	Emphasizing excellent operations execution. We intend to improve customer satisfaction by delivering a superior guest experience. We have shown improvement in our customer survey results in May and June 2006 from the same prior year periods and expect continued improvement in 2007. We have also made several key senior operations management hires, including a new Senior Vice President of Operations and several director and regional managers, that we expect will further elevate our execution consistency and drive improved guest satisfaction.

Margin Expansion and Improved Profitability
       We expect to drive our margin expansion and improved profitability through a combination of the following:

•	Cost Structure. We expect to increase restaurant level profitability by improving our food and labor costs and by refining our restaurant level operating cost structure and increasing the overall efficiency of our restaurants by leveraging efficiencies in our enhanced restaurant prototype that we have developed, tested and begun to implement.

•	Leveraging Infrastructure. We continue to build a strong infrastructure to support our growth, including our executive management team, which consists of several seasoned veterans of the industry’s leading casual dining restaurant chains. We believe that we will be able to leverage our investments in general and administrative expenses as we expand our restaurant chain.
Our Restaurants
       All of our restaurants feature a distinctive atmosphere reminiscent of an American roadhouse of the 1930’s and 1940’s and are designed to provide a lively, upbeat dining experience in a friendly, relaxed atmosphere. Although we have utilized several building designs since the first restaurant was completed in 1991, many design characteristics are shared by all of our building types. Historically, our restaurants have been freestanding buildings with approximately 8,050 square feet of space constructed on sites of approximately 1.7 to 2.0 acres, with seating of approximately 60 tables for a total of 286 seats, including 20 bar seats. They are constructed of rough-hewn cedar siding in combination with bands of corrugated metal outlined in red neon. Interiors are decorated with hand-painted murals and artifacts depicting typical scenes or billboard advertisements reminiscent of American roadhouses of the 1930’s and 1940’s, with concrete or wooden planked floors and neon signs. Most of our restaurants also feature display cooking, an old-fashioned meat counter displaying ribs and our hand-cut steaks, and a spacious, comfortable bar area with televisions. We also recently completed installing complimentary, interactive jukeboxes in the waiting or bar area of our restaurants to allow guests to select some of their favorite music.

       The total average development costs for restaurants opened in 2004 and 2005 in locations where we own the land was $2.9 million and $3.2 million, respectively. The total average cost for owned locations includes $700,000 to $1.2 million for land, $1.4 million to $1.7 million for building and site development and construction, approximately $525,000 for furniture, fixtures, signage and equipment, and approximately $150,000 for pre-opening costs. When we lease the land, the total development costs for 2004 and 2005 averaged $2.2 million and $2.4 million, respectively. Components of the development costs for leased properties are similar to those of owned properties, with the exception that land is not purchased. Our total average development costs for the last five leased locations opened as of April 30, 2006 were approximately $2.4 million. As of April 30, 2006, we owned 65 properties and leased 69 properties. We expect the majority of our new restaurants to be built on leased properties.
       Our comparable restaurant average unit volumes, excluding new restaurants, were $3.2 million and $3.0 million in 2005 and 2004, respectively. The time required for a new restaurant to reach a level of sales, which does not reflect the less predictable nature of sales and higher costs of the period after opening, is generally within approximately 26 weeks from opening.
Our Enhanced RH72 Prototype
       We have designed and tested and are implementing our enhanced RH72 prototype, a 7,200 square foot version of our previous restaurant design, which we believe will improve our returns on invested capital. Although from the guests’ perspective the RH72 will be very similar to the previous prototype, we expect this improved design to achieve significant operational efficiencies while reducing land requirements and building costs. With 66 tables and 269 seats, including 19 bar seats, the RH72 prototype has more tables than our previous restaurant design, improving restaurant seating efficiency. The RH72 prototype also provides significant back-of-the-house efficiencies created by a reconfigured kitchen design and has demonstrated both the ability to increase customer throughput and a capacity for higher peak period traffic. To date, we have opened one enhanced prototype restaurant and have a second under construction. The majority of our new restaurants planned to open in 2007 will be the RH72 prototype. Additionally, in order to right-size our building investment to our sales levels and potentially further lower investment costs and improve returns, we expect to begin testing a smaller version of our RH72 prototype in late 2007.
Site Selection
       We believe our site selection process is critical to our growth strategy. We carefully consider potential markets and devote substantial time and resources to evaluate each potential restaurant site. The criteria we consider in developing our expansion plans and choosing new restaurant sites include:

•	local market demographics and psychographic profiles;

•	population make-up and density;

•	household income levels;

•	proximity of existing or planned hotels, retail establishments, office space and other establishments that draw restaurant traffic;

•	vehicle traffic patterns and daytime dining habits;

•	competitive presence and results;

•	available square footage, parking and lease economics;

•	visibility and access;

•	local investment and operating costs;

•	development and expansion constraints; and

•	management’s experience in the market and the proximity to existing restaurants.
       We have recently implemented a customer profiling demographic research system provided by an outside vendor. We believe this system will help us to better analyze behavior patterns of our consumers and thus improve our ability to select optimal site locations for our consumer base. The results from this demographic research system, among other things, lead us to believe that the U.S. restaurant industry will support up to 1,200 additional roadhouse style restaurants and dynamics in our current and potential markets will allow us to add an additional 400 to 600 restaurants to our system.
Menu and Food Quality
       Our restaurants are designed to appeal to a broad range of customers by offering a wide variety of high quality meals at attractive prices. We believe the distinctive flavor profiles of our signature dishes and the breadth of our menu, coupled with the quality and price of our food products, differentiates us from our competitors. Our steaks, primarily U.S.D.A. Choice, are aged and hand-cut on the premises and cooked to order on gas-fired mesquite grills. Our chicken breast entrees are made from always-fresh, never-frozen poultry. Our made-from-scratch yeast rolls are freshly baked on the premises every ten minutes throughout the day and our salads are made from fresh lettuce cut twice daily. Our signature sirloin steaks include THE LOGAN® (our biggest sirloin steak) and the ONION BREWSKItm Sirloin (our 8-ounce sirloin, stacked on top of beer-braised onions, topped with garlic butter and crispy onions). Our half-pound steak burgers are freshly ground in-house and made with a blend of sirloin, chuck, ribeye and filet. We also offer a wide variety of premium steak cuts, including ribeye, prime rib, filet, T-bone and porterhouse.
       We employ a full-time Vice President of Menu and Culinary Innovation who is dedicated to enhancing and developing our brand through improved and appealing product offerings. We continually review our menu to consider enhancements to existing menu items or the introduction of new items with high guest appeal in response to changing customer tastes. We typically make one to two menu changes each year, at which time we generally introduce two to four new menu items per menu and consider price changes. We test all new menu items for customer acceptance and operational efficiency before adding them to our menu.
       In 2004, we began revamping our menu and expanding our offerings of appetizers and signature entrees to broaden the appeal of our concept, while still offering our affordable, high-quality steaks and other menu items, such as slow-cooked baby back ribs, mesquite-grilled chicken, seafood items and an assortment of steak burgers, salads and sandwiches. In addition to local awards received in communities in which our restaurants operate, in May 2005, we received the Menu Masters Award from Nation’s Restaurant News for “Best Menu Revamp” for our successful introduction of new and improved appetizers and other menu items such as our Lightnin’ Hot Shrimp Bucket, San Antonio Chicken Wraps, Santa Fe Tilapia, Southern Fried Catfish, Filet and Grilled Shrimp Combos.
       Our menu offers a selection of approximately 56 entrees and 12 appetizers. All dinner entrees include a choice of two side items which include dinner salad, sweet potatoes, baked potato, mashed potatoes, grilled vegetables, fries or other side items. In addition, we offer our lunch and dinner customers an all-you-can-eat supply of our made-from-scratch yeast rolls and a bottomless bucket of peanuts. Prices currently range from $5.59 to $19.99 for dinner items (including appetizers ordered as entrees). In 2005, dinner accounted for approximately 65% of our total restaurant sales. The average dinner check per customer for 2005 was $13.46. We are also open for lunch seven days a week, unlike many of our steakhouse segment competitors. Our express lunch menu provides specially priced items to be served in less than 15 minutes. Lunch sandwiches are served with home-style potato chips. Prices currently range from $4.99 to $8.99 for lunch items on our core lunch menu. In 2005, lunch accounted for approximately 35% of our total restaurant sales. The average lunch check per customer for 2005 was $10.69. In 2006, in response to higher food and other costs, among other factors, our menu prices have been 2.5% to 3.0% higher than they were 2005.
       Most of our restaurants feature a full bar that offers an extensive selection of draft and bottled beer. Most of our restaurants also serve a selection of major brands of liquor and wine, as well as frozen margaritas and specialty drinks. Almost 9% of our total sales from company-owned restaurants in 2005 were from alcoholic beverages. In most of our restaurants, we offer a happy hour intended to increase alcohol sales. When we serve our customers alcohol, we emphasize responsible alcohol consumption, which we reinforce with our employees through training and operational standards.
Food Safety
       Providing a safe and clean dining experience for our guests is of the utmost importance to us. We have designed food safety and quality assurance programs to attempt to ensure that our restaurant team members and managers are properly trained on food safety and that our suppliers are providing our restaurants with safe and wholesome products. To help ensure our restaurants are meeting our standards for clean and healthy restaurants, our regional managers conduct a health inspection of each restaurant at least four times per year.
       Our philosophy is making food safety an integral part of the brand, to be proactive in our approach to food safety, and to “teach,” not “police” food safety. Training is a key component to ensuring proper food handling. Our restaurant managers attend an initial one-day class on health and sanitation and also attend subsequent training sessions. To help ensure our cooks are well versed on food safety, we include food safety standards and procedures and critical control points in every recipe. Finally, during each menu rollout, our training teams conduct hands-on training sessions that include refreshers on food safety and sanitation, and we distribute a training video to each restaurant which highlights those same food safety procedures.
       Food safety is also a key component to our supplier selection. Our vendor qualification process requires our suppliers to be inspected by a reputable, qualified inspection service and for these suppliers to have passing scores. This helps ensure our suppliers are compliant with FDA and U.S.D.A. guidelines. In addition, our purchasing team inspects facilities prior to approving a potential supplier.
Guest Satisfaction
       We are committed to providing our guests prompt, friendly and efficient service, keeping table-to-server ratios low and staffing each restaurant with an experienced management team to help ensure attentive guest service and consistent food quality. Through the regular use of marketing research, guest feedback to the managers while in the restaurant and an outsourced guest satisfaction survey program, we believe we receive valuable feedback, which we use to improve restaurant operations and monitor guest satisfaction. The satisfaction survey program delivers 50-150 guest survey responses per restaurant each month. Guests are invited to take the survey via a random invitation on the guest receipt, and guests who participate in the survey receive a discount of $3.00 off their next food purchase. The program allows us to identify and focus on key drivers of guest satisfaction and monitor long-term trends in guest satisfaction and perception.
Marketing
       Our relationship-based advertising and marketing strategy is designed to establish name recognition and brand identity, attract new customers and increase the frequency with which existing customers visit our restaurants. We spent approximately 0.9% of revenues on advertising in 2005 and expect to spend approximately 1.1% of revenues on advertising in 2006. Over the next five years, we expect to maintain our advertising expenditure at approximately 1.0% of revenues.

Increasing Guest Frequency
       Our brand research indicates the primary reason customers return to our restaurants is for the food. Accordingly, we will continue to invest in our menu development, focusing on our great steaks and “craveable” food.
       Logan’s Roadside Relief allows us to give back to our communities and increase public awareness of our restaurants by regularly contributing personnel, money and complimentary meals to charitable efforts and disaster relief efforts, such as hurricanes and tornados affecting our local markets. We have certain relationships with the National Football League’s Tennessee Titans, including two concession facilities (called “Logan’s Landing”) inside LP Field in Nashville, Tennessee, and various promotions during and around the games as well as other events, such as home football games for Tennessee State University. We continue to explore additional sports sponsorships in areas of the country with significant market penetration of our restaurants.
       We expect to increase our guest frequency through new relationship marketing initiatives such as our first time guest program and online loyalty program. Our first time guest program centers around “wowing” guests visiting our restaurants for the first time. Managers provide extra attention to first time guests in an effort to make them feel special. First time guests are also offered an invitation along with a financial incentive to visit us again soon. We believe this is a powerful opportunity to drive traffic because our research shows that on any given week we serve an estimated 500 first time guests per restaurant. Our online loyalty program is a website club that facilitates regular communication with our guests regarding special events, offers, new menu items and personalized discounts.
Increasing Trial by New Guests
       Our new restaurants are supported with a mix of local public relations, print and broadcast media to help establish our brand identity in new and existing markets. In addition, we intend to expand several grass roots marketing initiatives to attract new customers to our restaurants. For example, we are developing a peanut bucket delivery program for local businesses to maintain a bottomless bucket of Logan’s peanuts in their break rooms, which can be refilled by employees while dining at our restaurants during lunch hours. Likewise, our “Sports Nuts” promotion includes sponsorships of local little league teams and community-based events and athletic leagues.
In-Restaurant Sales Initiatives
       In-restaurant sales initiatives including our menu, gift cards and creative banners and flyers represent a significant portion of our marketing dollars. Our in-restaurant sales initiatives are used to promote beverage sales, specials and new menu items.
Purchasing and Distribution
       Our purchasing strategy is to develop long-term relationships with a core group of reputable and solid supply sources. Our purchasing philosophy is to build strong, supportive, relationships and to work closely with our suppliers to leverage their core competencies. Although we have been a subsidiary of CBRL, we have purchased most of our food products and supplies through sources developed separately from CBRL. In some cases, we have developed relationships in conjunction with CBRL. Although there can be no assurance that the severing of our subsidiary relationship with CBRL will not adversely affect our negotiating position with respect to those vendors and suppliers, we do not anticipate any supply disruptions or price increases associated with our separation from CBRL. In general, we have adopted procurement strategies for all product categories that include contingency plans for key products, ingredients and supplies. These plans, in some instances, include the approval of secondary suppliers, secondary plants and alternative products and supplies.
       We strive to obtain consistent high quality ingredients at competitive prices from reliable sources, and we negotiate directly with food suppliers as to specifications, price, freight and other material terms of most food purchases, to attempt to ensure consistent quality, freshness and cost of our products. We invite our key suppliers to work in our kitchens, and conversely our suppliers invite us to visit and develop products in their production facilities. As a result, we believe that our suppliers understand our brand, our direction, our systems, and our needs, and we are able to better understand our suppliers’ capabilities. Additionally, our management team is kept abreast at least quarterly of commodity trends through commodity review meetings.
       We purchase the majority of our food products (including beef) and restaurant supplies under our own negotiated contracts through a contracted national foodservice distributor on a negotiated fixed case-fee basis (with adjustments for changing fuel costs). The distributor is responsible for warehousing and delivering food products for our restaurants. Certain perishable food items are purchased locally by the management of our restaurants.
       The food item accounting for the largest share (approximately 36% in 2005) of Logan’s product cost is beef. Our steaks are hand-cut on the premises, in contrast to many in the restaurant industry that purchase pre-portioned steaks. We are under contract through July 2007 to purchase beef from one of the largest beef suppliers in the country. We recently entered into a second contract with another beef supplier for 2007 to help ensure quality, consistency and competitiveness in our purchasing process. Should any beef items from these suppliers become unavailable for any reason, we believe that such items could be obtained in sufficient quantities from other sources at competitive prices, but we could be more susceptible to market fluctuations.
Restaurant Management and Quality Controls
       The complexity of operating our restaurants requires an effective management team at the restaurant level. To assure that individual restaurants are operated at high standards of quality, we have regional managers to support individual restaurant managers along with two directors and three regional vice presidents of operations to support individual regional managers. Each regional manager typically supports five to six individual restaurants. The directors of operations support three to four regional managers and the regional vice presidents of operations support four to eight regional managers each. Through regular visits to our company-operated restaurants, regional vice presidents, the director of operations, regional managers and other senior management assess if our standards of quality are being followed.
       We require that our restaurant managers have significant experience in the restaurant industry. All new managers are required to complete up to eight weeks of training at a Logan’s Roadhouse restaurant and one week of classroom training conducted at our corporate training facility in Nashville, Tennessee. The course emphasizes our operating philosophy, procedures and standards. We also have a specialized training program required for managers and hourly service employees on responsible alcohol service. As a motivation to restaurant managers to increase revenues and operational performance, we maintain an incentive bonus plan that rewards managers for achieving sales and profit targets as well as key operating cost measures.
Information Systems and Restaurant Reporting
       All of our restaurants are equipped with computerized point-of-sale systems and back-office operating systems that are designed to make our restaurants operate more efficiently and give our team members real time access to information such as labor, sales, and product costs and usage with comparisons to theoretical or standard costs. We believe access to company-wide restaurant information aids us in the management of each individual restaurant and helps to ensure system uniformity. We provide operating reports to all restaurant managers, regional mangers and certain members of our executive staff for all periods with respect to all of the key performance areas of the restaurant. We distribute ranking reports to these same individuals that compare the restaurants weekly and period-to-date performance as it relates to its region and the entire company. During 2006, we intend to complete an upgrade of our restaurant systems, including new hardware, designed to increase speed of service, thereby allowing our team members to better serve our guests. The upgrade, which we expect to be completed in July 2006, also includes improved labor management software, improved ease of use and feature enhancements. As of April 30, 2006, all but 27 of our restaurants have been upgraded.
       All of the detailed transaction information is uploaded to our corporate systems on a nightly basis. At the home office, we have a comprehensive data warehouse and business intelligence solution in place that each morning allows for analysis of information relating to the key performance areas of all of our restaurants. We analyze daily sales and weekly restaurant operating results to detect trends at each location, and address negative trends promptly. Financial controls are maintained through an accounting and information management system that is implemented at the restaurant level and integrated with our corporate office. Administrative and management staff members prepare daily reports of sales, labor and customer counts. On a weekly basis, condensed operating statements are compiled by the accounting department, which provide management with a detailed analysis of sales, product and labor costs. These systems also are used in the development of budget analyses and planning.
Franchise Restaurants
       Our existing franchisees operate under a form of franchise agreement that has an initial term of 20 years and contains either one or two five-year renewal options, exercisable upon the satisfaction of certain conditions. Our franchise agreements with our existing franchisees require that they pay us royalty fees ranging from 3.0% to 3.5% of gross restaurant sales, depending on when the agreements were executed, and to pay us annually up to 1.0% of gross restaurant sales into a national advertising fund. We offer no financing, financial guarantees or other financial assistance to our franchisees and have no ownership interest in any franchisee properties or assets.
       As of April 30, 2006, CMAC, has 18 restaurants in North Carolina, South Carolina and Georgia. Our existing development agreement with CMAC expires March 31, 2007. The agreement grants CMAC the right to develop an additional three restaurants in North Carolina, South Carolina and Augusta, Georgia, and prohibits us from operating any company-owned restaurants, or granting a license to any person other than CMAC to operate a Logan’s Roadhouse restaurant in those areas during the term of the agreement. CMAC is not required to pay us any development fees under our existing area development agreement. CMAC is required, however, to pay an initial franchise fee of $30,000 upon the execution of each franchise agreement for each location placed in operation under the area development agreement.
       As of April 30, 2006, L.G. Enterprises, has seven restaurants in California. Our existing development agreement with L.G. Enterprises requires the opening of an additional thirteen restaurants by December 31, 2008, in Northern California and possibly Reno, Nevada. However, we may, at our discretion, waive strict compliance with this development schedule and allow fewer restaurants to be opened in that time period. We are also prohibited from operating any company-owned restaurant, or granting a license to any person other than L.G. Enterprises to operate a Logan’s Roadhouse restaurant in these markets during this time period. L.G. Enterprises has paid us development fees in the aggregate amount of $70,000. We are required to apply a $5,000 franchise fee credit for each restaurant put into operation under a franchise agreement, to the extent such restaurant is put into operation in accordance with the development schedule contained in the development agreement.
       We have recently adopted a new, updated form of franchise agreement. We have begun to use our new form of franchise agreement for new restaurants opened by our existing franchisees, and we will also use it if we add new franchisees. This agreement has an initial term of 20 years and contains two five-year renewal options, exercisable upon the satisfaction of certain conditions. Our new form of franchise agreement will require that our franchisees pay us an initial franchise fee of $30,000 and an ongoing royalty fee of 3.5% of gross restaurant sales. Beginning January 1, 2009, these fees will be increased to $35,000 and 4.0% of gross restaurant sales, respectively, for new franchised restaurants. We have the right to require franchisees to make certain advertising expenditures in their local markets.

Properties
       Our headquarters are located in Nashville, Tennessee. We occupy our current facility under a lease that expires on February 28, 2015. We currently lease 35,012 square feet, but we have recently exercised a right of first refusal with respect to an additional 3,555 square feet, which space is currently under construction. We also have the option to expand our leased space to an additional 7,130 square feet upon six months prior notice to the landlord. We also occupy a 6,000 square feet culinary training center under a lease that expires by its terms in 2010. Of the 134 company restaurants in operation as of April 30, 2006, 65 locations are owned and 69 are leased, as shown in the following table. As of April 30, 2006, we have purchased an additional three properties and have an additional 14 properties subject to executed leases and related to future restaurant sites. For restaurants where we lease property, we generally have good relations with our landlords. As of April 30, 2006, we own two locations and lease two locations related to closed restaurants. Our current monthly rental payments under the two leases are approximately $21,000, with 11 years remaining under one lease term and 14 years remaining under the other. Generally, when we close restaurants permanently, we attempt to sell properties that we own and attempt to assign or sublet properties that we lease. We maintain reserves on our books for the difference between the amount we owe under a lease and the amount for which we believe we can assign or sublet the properties. The following is a list of all of our restaurants as of April 30, 2006:

	Number of Restaurants

	Company-Owned
	Restaurants
				Franchised	Total Restaurants
	Owned	Leased	Total	Restaurants	in System

Alabama	8	5	13	—	13
Arkansas	1	1	2	—	2
California	—	—	—	7	7
Florida	4	3	7	—	7
Georgia	6	4	10	1	11
Indiana	6	5	11	—	11
Kentucky	1	5	6	—	6
Louisiana	3	2	5	—	5
Michigan	2	13	15	—	15
Mississippi	3	3	6	—	6
Missouri	—	3	3	—	3
North Carolina	—	—	—	12	12
Ohio	2	2	4	—	4
Oklahoma	—	1	1	—	1
Pennsylvania	—	1	1	—	1
South Carolina	—	—	—	5	5
Tennessee	11	5	16	—	16
Texas	11	12	23	—	23
Virginia	6	2	8	—	8
West Virginia	1	2	3	—	3

Total	65	69	134	25	159
Employees
       As of April 30, 2006, we employed approximately 11,711 people, of whom 162 (including 25 regional managers) were executive and administrative personnel, 687 were restaurant management personnel and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Competition
       The foodservice industry is fragmented as well as highly competitive. We believe that the competition in the foodservice industry is based on a variety of factors including: taste of the food product, price, service, atmosphere, location, and overall dining experience. Our competitors include a large and diverse group of foodservice operators ranging from independent local proprietors to well-capitalized national restaurant chains and foodservice companies, which vary regionally in number, size, strength, and sophistication. In addition to competition for a guests’ wallet-share, we compete with other foodservice operators, retail establishments, and service based businesses for real estate, employees, procurement advantages, marketing visibility, and brand authenticity. Our business is also impacted by various external factors including, among other items, changes in consumer taste, demographic trends, traffic patterns, employee availability and compensation, economic and market conditions, regulatory and political developments, product availability, and cost. For information regarding the risks associated with competition, see “Risk Factors — Our success depends on our ability to compete with many food service businesses.”
Trademarks and Service Marks
       Our registered trademarks and service marks include the marks LOGAN’S ROADHOUSE®, our stylized logos set forth on the cover and back pages of this prospectus, and THE LOGAN®. We have filed applications for registration with the United States Patent and Trademark Office of the marks LOGAN’Stm, LOGAN’S (and design)tm, ONION BREWSKItm, BREWSKI ONIONStm, PEANUT SHOOTERtm, TAKE BACK LUNCHtm and NATIONAL TAKE BACK LUNCH DAYtm and ROADIEStm, as well as the trade dress element consisting of the “bucket” used in connection with our restaurant services. The mark THE REAL AMERICAN ROADHOUSEtm has been approved for publication by the Patent and Trademark Office and has been published for opposition. The mark ALWAYS KICKIN’tm has been approved for registration, and the Patent and Trademark Office has issued a Notice of Allowance for that mark.
       We have used or intend to use all of the foregoing marks in connection with our restaurants or items offered through our restaurants. We believe that our trademarks and service marks have significant value and are important to our brand-building efforts, identity, and the marketing of our restaurant concept.
Government Regulation
       We and our franchisees are subject to a variety of federal, state and local laws. Each of our and our franchisees’ restaurants is subject to permits, licensing and regulation by a number of government authorities, relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, including compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.
       Alcoholic beverage control regulations require each of our and our franchisees’ restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect many aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.
       We are subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage with CBRL as part of our existing $1 million comprehensive general liability insurance, which includes a $500,000 self-insured retention and an excess umbrella coverage of up to $100 million. We are in the process of obtaining insurance on a stand-alone basis that may have different self-insured retention or limits of liability. Prior to the completion of this offering, we expect to enter into an insurance transition agreement with CBRL providing for each of the party’s obligations concerning open or unreported claims.
       Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters, over which we have no control. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage (which currently is $5.15 per hour). The tip credit amount is the amount an employer is permitted to assume an employee receives in tips when the employer calculates the employee’s hourly wage for minimum wage compliance purposes. Increases in the federal minimum wage (directly or by either a decrease in the tip credit amount or an insufficient increase in the tip credit amount to match an increase in the federal minimum wage) would increase our labor costs.
Litigation
       Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, “dram shop” claims, construction-related disputes, employment-related claims, and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. As of the date of this prospectus, we are not a party to any litigation that we believe could have a material adverse effect on our business or our consolidated financial statements.

MANAGEMENT
Executive Officers and Directors
       Our executive officers and directors are as follows:

Name	Age	Position

Tom Vogel	42	President, Chief Executive Officer and Director
Robert R. Effner	41	Senior Vice President of Development and Operations Innovation
Christopher Plunkett	55	Senior Vice President of Operations
Amy L. Bertauski	36	Vice President of Accounting, Controller and Director
Lucy Daniels	56	Vice President of Legal
N.B. Forrest Shoaf	56	Director
       Tom Vogel is our President and Chief Executive Officer and is a member of our board of directors. Mr. Vogel has served as our President and Chief Executive Officer since July 2006 and as a director since August 2003. Before assuming his current role, Mr. Vogel was our President and Chief Operating Officer, a position he held from August 2003. Before joining us, he spent 12 years at Darden Restaurants, Inc., where he held positions in operations, concept development and marketing. While with Darden Restaurants, Mr. Vogel served as the Senior Vice President of Operations for the West and Southeast Divisions of Red Lobster. He has over 20 years of experience in the restaurant industry. Mr. Vogel holds a B.B.A. in Hotel and Restaurant Management from the University of Central Florida and an M.B.A. from the University of Florida.
       Robert R. Effner has served as our Senior Vice President of Development and Operations Innovation since August 2005. He is responsible for real estate, facilities, franchise relations, design and construction, prototype development, the beverage program and other operational initiatives. Before assuming his current role, Mr. Effner served as our Vice President of Concept Development, a position he held from the time he joined us in 2003. Prior to joining us, he spent 20 years at Darden Restaurants Inc., where he held positions at Red Lobster in operations, training, strategic planning, operations development and prototype development. His work has received the Brand Reinvention Award from Chain Store Age and the Successful Settings Award from Nation’s Restaurant News.
       Christopher Plunkett is our Senior Vice President of Operations. Mr. Plunkett has served in this role since January 2006. Prior to joining us, Mr. Plunkett was at Darden Restaurants, Inc. for 29 years, where he served as Senior Vice President of the West Division for Red Lobster for five years. Mr. Plunkett has 30 years of experience in the restaurant industry.
       Amy L. Bertauski is our Vice President of Accounting and Controller and is a member of our board of directors. Ms. Bertauski has served in these roles since July 31, 2004. Before assuming her current role, she served as our Director of Accounting, a position she held from the time she joined us in 2000. Ms. Bertauski has 11 years of experience in the restaurant industry including five years at Applebee’s International, Inc. and its subsidiaries. She holds a B.A. in Accounting from the University of Illinois.
       Lucy Daniels is our Vice President of Legal. Ms. Daniels has served as Vice President of Legal since August 2005. Prior to joining us, she was Associate General Counsel at Applebee’s International, Inc. starting in 1996. She has 11 years of experience in the restaurant industry. Ms. Daniels holds a B.S. in Psychology from Fayetteville State University, a Masters in Urban Planning from the University of Kansas and a Juris Doctorate from Washburn University.
       N.B. Forrest Shoaf has served as a member of our board of directors since April 2006. Since April 2005, he has served as Senior Vice President, Secretary and General Counsel of CBRL. Prior to that, he was Managing Director of Investment Banking for Avondale Partners, LLC. From 1996 to 2000, he was a Managing Director of J.C. Bradford & Co. He was a Managing Director in the investment banking group of Morgan Keegan, a Memphis, Tennessee based investment banking firm and head of its Nashville

Corporate Finance Office. Mr. Shoaf holds a B.S. from the United States Military Academy at West Point, a Masters in Literature from Vanderbilt University and a Juris Doctorate from Harvard Law School.
       Upon the completion of this offering, our charter and bylaws will provide for a board of directors consisting of not fewer than three nor more than 11 members. Under our current charter and bylaws, Mr. Shoaf, Mr. Vogel and Ms. Bertauski are our only directors. We are in the process of selecting additional directors who will take office either prior to or shortly after completion of this offering. To minimize the number of non-independent directors on our board, Mr. Shoaf will resign as a director upon the completion of this offering, and we expect Ms. Bertauski to resign as a director shortly thereafter. Upon completion of this offering, a majority of the members of our board of directors will be independent of us and our management. Each of our directors will be elected annually.
Management Advisor
       We have retained Mark E. Hood to assist and advise CBRL and us in the areas of financial planning, securing financing and insurance, budgeting, investor relations, preparation of reports and other documents to be filed with the SEC and other administrative responsibilities. Mr. Hood joined Panera Bread Company (NASDAQ: PNRA) in 2002 and was subsequently promoted to Senior Vice President and Chief Financial Officer in 2003. Mr. Hood stepped down from his role as an executive officer of Panera Bread Company in May 2006, but will continue as an employee consultant to the company through August 2006. He has more than 20 years of multi-unit retail experience, having served as Chief Financial and Administrative Officer of Saks Fifth Avenue and as a Vice President with the May Department Stores Company. Mr. Hood holds a B.S. in Accounting and Economics from Iowa State University.
Director Compensation
       We are currently developing an appropriate compensation package for our non-employee directors, which will include annual cash compensation and stock options grants. We expect the terms of our 2006 Omnibus Incentive Plan to include the grant of stock options and/or other equity compensation to directors who are not our officers or employees. Any exercise price for any stock options associated with this offering will be the initial public offering price, and any stock options and other equity compensation will be subject to vesting. We will reimburse our non-employee directors for their expenses incurred in connection with attending board and committee meetings and for their other services as board or committee members.
Committees of the Board of Directors
       Upon the completion of this offering, our board of directors will establish three standing committees: the audit committee, the compensation and stock option committee (the “compensation committee”) and the nominating and corporate governance committee (the “nominating committee”). Each of the committees will meet all applicable independence standards, will be comprised of no fewer than three members and will have a designated chairman. The audit committee will have a designated financial expert.
       Audit Committee. Our audit committee will be responsible for preparing such reports, statements or charters as may be required by The NASDAQ National Market or federal securities laws, as well as, among other things:

•	overseeing and monitoring the integrity of our audited and unaudited consolidated financial statements, our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, and our internal accounting and financial controls;

•	preparing the report that SEC rules require be included in our annual proxy statement;

•	reviewing, through the independent auditors, our periodic filings with the SEC;

•	overseeing and monitoring our independent auditor’s qualifications, independence and performance;

•	providing the board with the results of the audit committee’s monitoring and recommendations; and

•	providing to the board additional information and materials as the audit committee deems necessary to make the board aware of significant financial matters that require the attention of the board.
       Each member of the audit committee will be a non-employee member of our board of directors. At least one member will qualify as an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act. Our board will make a determination that each member of our audit committee meets the current independence and financial literacy requirements under the Sarbanes-Oxley Act, The NASDAQ National Market and the SEC. We intend to comply with future requirements to the extent they become applicable to us.
       Compensation and Stock Option Committee. The compensation committee will be responsible for, among other things:

•	reviewing and approving annual and long-term corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, and evaluate the performance of each of these individuals in light of those goals and objectives;

•	reviewing and approving for our Chief Executive Officer and other executive officers (i) the annual base salary, (ii) the annual incentive bonus, including the specific goals and amount, (iii) long-term incentive levels, (iv) benefit plans and any special or supplemental benefits, including the nature and extent of perquisites and equity compensation, (v) employment agreements, non-competition agreements, severance agreements and change in control arrangements, and (vi) any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our board regarding the compensation policy for such other officers as directed by the board;

•	recommending to the board compensation for non-employee directors and other directors, such as retainers, committee chairman fees, stock options and other methods of compensation;

•	reviewing, in conjunction with the nominating committee, at least annually, a succession plan with our Chairman of the Board and our Chief Executive Officer;

•	preparing a report to be included in our annual proxy statement that describes (i) the criteria on which compensation paid to our Chief Executive Officer for the last completed year is based, (ii) the relationship of such compensation to our performance, and (iii) the committee’s executive compensation policies applicable to executive officers; and

•	acting as administrator of our current benefit plans and making recommendations to the board with respect to amendments to the plans, changes in the number of shares reserved for issuance under the plans and regarding other benefit plans proposed for adoption.
       Each member of our compensation committee will be a non-employee member of our board of directors. Each member of our compensation committee will be an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of The NASDAQ National Market.

       Nominating and Corporate Governance Committee. The nominating committee is responsible for, among other things:

•	reviewing board structure, composition and practices, and making recommendations to the board;

•	establishing qualification criteria for the selection of candidates for the board;

•	reviewing, soliciting and making recommendations to the board and shareholders with respect to candidates for election to the board;

•	recommending to the board the proposed membership and chairperson for each of the established board committees;

•	developing and periodically evaluating a policy with regard to the consideration of any director nominees recommended by shareholders;

•	meeting at least once each year to review the overall performance of the board and its committees and the methods and processes by which the board and its committees fulfill their respective duties and responsibilities;

•	overseeing the evaluation of the members of the board;

•	developing and recommending to the board a set of corporate governance guidelines, business code of conduct and related conflict of interest policies;

•	overseeing compliance by our Chief Executive Officer and senior financial officers with our Code of Ethics for Senior Financial Officers; and

•	overseeing compliance by employees with our Code of Business Conduct and Ethics.
       Each member of our nominating committee will be a non-employee member of our board of directors and independent in accordance with the applicable rules of the Sarbanes-Oxley Act and The NASDAQ National Market.
Codes of Ethics
       Code of Ethics for Senior Financial Officers. Our board of directors has developed and adopted a Code of Ethics for Senior Financial Officers, specifically applicable to our principal executive officer, principal financial officer and principal accounting officer or controller. The purpose of this code is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in our periodic reports; and to promote compliance with all applicable laws, rules and regulations that apply to us and our senior financial officers.
       Code of Business Conduct and Ethics. Our board of directors has developed and adopted a Code of Business Conduct and Ethics to serve as a general outline of the standards by which all our directors, officers and employees should conduct themselves. This code provides specific guidelines for our directors, officers and employees, and the directors, officers and employees of any subsidiaries, to assist them in understanding and adhering to these standards. Although it is impossible to address every conceivable situation, we intend for this code to impose strict standards of honesty and integrity of all directors, officers and employees at all times.

Executive Compensation
       The following table sets forth the compensation earned for services rendered to us in all capacities by our chief executive officer and our four other most highly compensated executive officers, collectively referred to in this prospectus as the “named executive officers,” for the fiscal year ended July 29, 2005. The compensation set forth in the table below includes compensation paid to the named executive officers by us and by CBRL.

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

						Securities
					Restricted	Underlying
				Other Annual	Stock	Options/	LTIP	All Other
Name and Principal Position		Salary	Bonus	Compensation	Awards	SARs (#)	Payouts(a)	Compensation

Tom Vogel, President & Chief Executive Officer(b)	2005	$299,231	$363,000	$33,834	$0	8,764	$92,624	$6,349
Robert R. Effner, Senior Vice President of Development & Operations Innovation	2005	159.808	67,760	7,040	0	2,500	11,416	20,745
Amy L. Bertauski, Vice President of Accounting & Controller	2005	137,564	61,408	5,770	0	5,000	14,786	0
Michael A. Woodhouse, former Chief Executive Officer of Logan’s Roadhouse, Inc.(c)	2005	127,484	264,229	45,754	719,014	11,562	0	4,028
John F. Lush, former Senior Vice President of Operations(d)	2005	217,845	0	1,428	0	6,208	67,500	136,327	(e)

(a)	All amounts were paid under an award program established in 2000 under CBRL’s Long-Term Incentive Plan.

(b)	Mr. Vogel has served as our President and Chief Executive Officer since July 2006.

(c)	Although Mr. Woodhouse still serves as the Chairman, President and Chief Executive Officer of CBRL, he ceased serving as our Chief Executive Officer on January 15, 2005. All compensation and stock option or other equity grants reported for Mr. Woodhouse were allocated based on the percent of our revenues relative to the total consolidated revenues of CBRL.

(d)	Mr. Lush ceased serving as our Senior Vice President of Operations on June 8, 2005.

(e)	Amount represents a payment of $136,327 as a severance benefit to Mr. Lush. See “Management — Employment Arrangements — Employment Agreements.”

Option Grants in 2005
       We did not grant any stock options in our company to our named executive officers during 2005; however, certain of our named executive officers were granted stock options to purchase CBRL common stock. See “— Employment Arrangements — CBRL Arrangements.” The following table sets forth information concerning the stock option grants of CBRL common stock made by CBRL to our named executive officers during 2005.

					Potential
					Realizable Value
	Individual Grants				at Assumed
					Annual Rate of
	Number of	Percent of Total			Stock Price
	Securities	Options/SARs			Appreciation For
	Underlying	Granted to	Exercise or		Option Term(b)
	Options/SARs	Employees in	Base Price	Expiration
Name and Principal Position	Granted (#)	2005	($/Share)(a)	Date	5%	10%

Tom Vogel, President & Chief Executive Officer(c)(d)	8,764	1.24%	$35.60	Sept. 22, 2014	$196,214	$497,245
Robert R. Effner, Senior Vice President of Development & Operations Innovation(c)	2,500	0.35%	$35.60	Sept. 22, 2014	55,972	141,843
Amy L. Bertauski, Vice President of Accounting & Controller(c)	5,000	0.71%	$35.60	Sept. 22, 2014	111,943	283,686
Michael A. Woodhouse, former Chief Executive Officer of Logan’s Roadhouse, Inc.(e)	11,562	1.63%	$35.60	Sept. 22, 2014	258,854	655,987
John F. Lush, former Senior Vice President of Operations(f)	6,208	0.88%	$35.60	Sept. 22, 2014	138,989	352,225

(a)	The exercise price of the options granted equals the closing market price during normal trading hours of CBRL common stock on the day prior to the grant date. The options generally vest and become exercisable at a cumulative rate of 33 1/3 % per year. All remaining options also vest upon a change in control of CBRL.

(b)	The potential realizable values illustrate values that might be realized upon exercise immediately prior to the expiration of the option term using 5% and 10% appreciation rates from the price at the grant date (which is equal to the exercise price), as required by the SEC, compounded annually. These values do not, and are not intended to, forecast possible future appreciation, if any, of CBRL’s stock price. Also, these values do not take into consideration any provisions for vesting over a period of years or termination of options following termination of employment.

(c)	Stock option grants to purchase shares of CBRL common stock for Messrs. Vogel and Effner and Ms. Bertauski will expire 90 days after the completion of this offering. We have not yet determined treatment or replacement of stock based compensation as the result of this offering.

(d)	Mr. Vogel has served as our President and Chief Executive Officer since July 2006.

(e)	Mr. Woodhouse ceased serving as our Chief Executive Officer on January 15, 2005. All stock option grants reported for Mr. Woodhouse were allocated based on the percent of our revenues relative to the total consolidated revenues of CBRL.

(f)	Mr. Lush ceased serving as our Senior Vice President of Operations on June 8, 2005. Stock option grants to purchase shares of CBRL common stock for Mr. Lush were terminated in connection with his separation from our company. See “Management — Employment Arrangements — Employment Agreements.”

Aggregate Option Exercises in 2005
       Our named executive officers did not exercise any stock options in our company during 2005. During 2005, certain of our named executive exercised stock options in CBRL. See “— Employment Arrangements — CBRL Arrangements.” The following table sets forth information concerning exercisable and unexercisable stock options to purchase CBRL common stock held by the named executive officers at July 29, 2005.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
	Shares		Options/SARs as of	Options/SARs as of
	Acquired on	Value	July 29, 2005(#)	July 29, 2005(b)
Name and Principal Position	Exercise(#)	Realized(a)	Exercisable/Unexercisable	Exercisable/Unexercisable

Tom Vogel, President & Chief Executive Officer(c)	2,788	$14,591	3,915/16,594	$7,752/ $46,791
Robert R. Effner, Senior Vice President of Development & Operations Innovation	344	$237	1,667/5,833	0/8,925
Amy L. Bertauski, Vice President of Accounting & Controller	7,112	137,022	0/7,916	0/40,636
Michael A. Woodhouse, former Chief Executive Officer of Logan’s Roadhouse, Inc.(d)	7,350	153,712	76,120/28,256	1,447,489/181,031
John F. Lush, former Senior Vice President of Operations(e)	11,823	237,726	1,431/12,068	$2,833/ $74,595

(a)	Value realized is calculated based on the difference between the fair market value of the securities underlying the option and the exercise or base price of the options at exercise or fiscal year-end, respectively.

(b)	The value of unexercised options was calculated based on the price of CBRL common stock, as reported by The NASDAQ National Market on July 29, 2005, which was $39.17.

(c)	Mr. Vogel has served as our President and Chief Executive Officer since July 2006.

(d)	Mr. Woodhouse ceased serving as our Chief Executive Officer on January 15, 2005. The value of all stock option exercises reported for Mr. Woodhouse was allocated based on the percent of our revenues relative to the total consolidated revenues of CBRL.

(e)	Mr. Lush ceased serving as our Senior Vice President of Operations on June 8, 2005.
Employment Arrangements
Employment Agreements
       CBRL entered into an executed offer letter, dated July 28, 2003, with Tom Vogel to serve as our President and Chief Operating Officer. In July 2006, he was promoted to be our President and Chief Executive Officer. The “at-will” offer letter with CBRL does not have a fixed expiration date and may be terminated by either party at any time. If CBRL terminates Mr. Vogel’s employment with us without cause, he will be entitled to receive severance benefits of one year’s base salary. Mr. Vogel is permitted to participate in various CBRL benefit plans, including stock option plans, restricted stock plans and long-term incentive plans. The terms of the offer letter, including any severance benefits payable by CBRL under the offer letter, will cease to be operative upon the completion of this offering. See “— Other Compensatory Arrangements.”
       We entered into an executed offer letter, dated October 31, 2003, with Robert R. Effner to serve as our Vice President of Concept Development. He was subsequently promoted to be our Senior Vice President of Development and Operations Innovation. The “at-will” offer letter does not have a fixed expiration date and may be terminated by either party at any time. Mr. Effner is permitted to participate in various CBRL benefit plans, including stock option plans and long-term incentive plans. See “— Other Compensatory Arrangements.”
       We entered into an executed offer letter, dated November 3, 2005, with Christopher Plunkett to serve as our Senior Vice President of Operations. The “at-will” offer letter does not have a fixed expiration date and may be terminated by either party at any time. Mr. Plunkett is permitted to participate in various CBRL benefit plans, including stock option plans, restricted stock plans and mid-term incentive plans. See “— Other Compensatory Arrangements.”
       We entered into an executed offer letter, effective May 1, 2000, with Amy L. Bertauski to serve as our Director of Accounting. She was subsequently promoted to be our Vice President of Accounting and Controller. The “at-will” offer letter does not have a fixed expiration date and may be terminated by either party at any time. See “— Other Compensatory Arrangements.”
       We entered into an executed offer letter, dated July 5, 2005, with Lucy Daniels to serve as our Vice President of Legal. The “at-will” offer letter does not have a fixed expiration date and may be terminated by either party at any time. Ms. Daniels is permitted to participate in various CBRL benefit plans, including the mid-term incentive plan. See “— Other Compensatory Arrangements.”
       On June 8, 2005, we entered into an agreement with John F. Lush. In connection with the agreement, Mr. Lush resigned as our Senior Vice President of Operations. We agreed to pay Mr. Lush the sum $221,000, to be paid in installments of $8,500 on a bi-weekly basis in accordance with our regular payroll policy for 52 weeks beginning on June 19, 2005. We further agreed to pay Mr. Lush a sum of $136,327 as a severance benefit in lieu of a bonus. The agreement prohibits Mr. Lush from soliciting or hiring our employees for a period of two years and from competing with us for a period of one year. In addition, under the agreement, Mr. Lush and we, respectively, waive rights to assert certain legal claims against the other.
Other Compensatory Arrangements
       On March 16, 2006, we entered into an employee retention agreement with Tom Vogel, our President and Chief Executive Officer. The employee retention agreement provides that Mr. Vogel will receive specified benefits if after a “change in control” of our company, there is:

•	a material change in his duties or responsibilities resulting in him being given duties and responsibilities inferior to those in effect at the time of the change in control;

•	a reduction in his salary or a material change in the benefits he receives, excluding discretionary bonuses; or

•	a change in the location of his principal place of business at the time of the change in control to any other location that is farther than 50 miles away from the location at the time of change in control.
       The benefits he will receive include a lump sum payment equal to a salary multiplier of 2.99 times the average of the annual base salary and bonus payments for 2004, 2005 and 2006, and the continuation of and payment for health benefits for one year. The agreement defines “change in control” to include a sale of our company by CBRL (other than through an initial public offering) or a merger, consolidation or other reorganization of our company.
       On March 21, 2006, we entered into employee retention agreements with the following individuals: Robert R. Effner, Senior Vice President of Development and Operations Innovation; Christopher Plunkett, Senior Vice President of Operations; Amy L. Bertauski, Vice President of Accounting and Controller; Lucy Daniels, Vice President of Legal; and certain other members of our management team. The employee retention agreements provide that each individual will receive specified benefits similar to those to be received by Mr. Vogel’s, except that they provide for the payment of unused vacation and for salary multipliers ranging from 1.00 to 2.00. The benefits payable to Mr. Effner, Mr. Plunkett, Ms. Bertauski and

Ms. Daniels under the employee retention agreements are in lieu of, and not in addition to, any similar benefits payable to these individuals under their executed offer letters with us.
       CBRL adopted a success plan to reward, among others, certain of our executive officers for undertaking and implementing the restructuring plan announced by CBRL on March 16, 2006. Among other things, the restructuring plan includes the CBRL’s divestiture of our company (the “Logan’s Divestiture”), including by an initial public offering. Bonuses under the success plan are valued by us to our executive officers based on the following criteria:

•	50% upon the earlier to occur of (i) completion of the Logan’s Divestiture or (ii) termination by the board of directors of CBRL of the plan for a Logan’s Divestiture;

•	an additional 25% upon completion of the Logan’s Divestiture; and

•	an additional 25% upon completion of the Logan’s Divestiture at or above the maximum level set forth in the success plan.
       The maximum bonus to be paid to our executive officers under the success plan is set forth in the following chart:

Name and Title	Maximum Bonus

Tom Vogel, President & Chief Executive Officer	$844,000
Amy L. Bertauski, Vice President of Accounting and Controller	$162,000
Lucy Daniels, Vice President of Legal	$97,000
       To help us retain the services of 15 of our key employees (including executive officers Robert R. Effner, Christopher Plunkett and Lucy Daniels) and to motivate them to maximum effort in connection with our initial public offering and in our ongoing operations as a public company thereafter, we have awarded each of these employees a cash payment retention award. The retention awards are payable six months after (i) completion of the Logan’s Divestiture or (ii) termination by the board of directors of CBRL of the plan for a Logan’s Divestiture. To receive the retention award, each key employee must be an employee in good standing on the payment date.
CBRL Arrangements
       N.B. Forrest Shoaf, a current member of our board of directors, is the Senior Vice President, Secretary and General Counsel of CBRL. Mr. Shoaf will resign as a director upon the completion of this offering. Mr. Shoaf is eligible for a bonus under the CBRL success plan discussed above. See “— Other Compensatory Arrangements.” Mr. Shoaf will be eligible for a maximum bonus of $1,052,000, with 25% earned upon completion of the Logan’s Divestiture and an additional 25% earned upon completion of the Logan’s Divestiture at or above the maximum level set forth in the success plan. The other 50% of his eligible bonus relates to transactions solely involving CBRL. Any bonus payable to Mr. Shoaf will be paid by CBRL.
       Historically, certain of our executive officers have participated in benefits and incentive plans sponsored by CBRL. In the past, these individuals have participated in the CBRL Employee Savings Plan and Non-Qualified Savings Plan, have been granted and have exercised stock options in CBRL, have been issued restricted stock in CBRL and have been paid short-, mid- and long-term incentive payments by CBRL. See “— Employment Agreements.” If and as required, CBRL disclosed the amounts and nature of this compensation in its periodic reports, proxy statements and other information filed with the SEC.
2006 Omnibus Incentive Plan
Overview
       Upon or shortly after the completion of this offering, we intend to adopt a 2006 Omnibus Incentive Plan (the “Incentive Plan”). A total of                      shares of our common stock will be reserved for issuance

under the Incentive Plan. No options or other awards have been granted or issued under the Incentive Plan.
       Our directors, officers and employees, as well as other individuals performing services for us, will be eligible to receive grants under the Incentive Plan. As we currently intend to administer the Incentive Plan, approximately 300 employees will be eligible to participate under the Incentive Plan.
       The purpose of the Incentive Plan is to provide us and our shareholders the benefits arising out of capital stock ownership by our employees, officers, directors, consultants and advisors, who are expected to contribute to our future growth and success. The Incentive Plan provides for the grant of incentive stock options to our employees and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, stock units and performance shares and cash awards to our employees and directors.
       Our board of directors, or a committee delegated by our board, will administer the Incentive Plan. Members of the committee will be non-employee directors, and at least two members will be “outside directors” within the meaning of Section 162(m) of the Code. The board or the committee will have the authority to (i) grant awards to participants under the Incentive Plan, (ii) select the participants to receive awards, (iii) determine the type, size and terms of the awards to be made, (iv) determine the time when awards will be granted, and (v) prescribe the form of the award agreements under the Incentive Plan. The board or the committee also will have the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.
       The board or the committee will determine the exercise price of options granted under the Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price will be at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option will not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term will not exceed five years and the exercise price will equal at least 110% of the fair market value on the grant date. The board or the committee will determine the term of all other options.
       Stock appreciation rights may be granted under the Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The committee will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash, with shares of our common stock, or a combination thereof.
       Restricted stock may be granted under the Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the committee. The committee will determine the number of shares of restricted stock granted to any employee. The committee may impose whatever conditions to vesting it determines to be appropriate. For example, the committee may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to forfeiture or our right of repurchase.
       Stock units and performance shares may be granted under the Incentive Plan. Stock units and performance shares are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. The committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.
       At each annual meeting of our shareholders, each of our non-employee directors will receive (i) a stock option award of                      shares (ii) a restricted stock award of up to                      shares, or (iii) a combination of the foregoing, subject to the applicable maximum amounts.

       The Incentive Plan will provide that if we experience a Change of Control (as defined in the Incentive Plan), the committee may provide at anytime prior to the Change of Control that all then outstanding stock options, stock appreciation rights and stock units and unvested cash awards will immediately vest and become exercisable and any restrictions on restricted stock awards or stock units will immediately lapse. All awards will be subject to the terms of any agreement effecting the Change of Control, which agreement may provide, without limitation, that in lieu of continuing the awards, each outstanding stock option and stock appreciation right will terminate within a specified number of days after notice to the holder. Further, the agreement may provide that such holder will receive, with respect to each share of common stock subject to such stock option or stock appreciation right, an amount equal to the excess of the fair market value of such shares of common stock immediately prior to the occurrence of such Change of Control over the exercise price (or base price) per share underlying such stock option or stock appreciation right. Such amount may be payable in cash, in one or more kinds of property (including the property, if any, payable in the transaction) or in a combination thereof, as the board or the committee determines. A provision like the one contained in the preceding sentence will be inapplicable to a stock option or stock appreciation right granted within six months before the occurrence of a Change of Control if the holder of such stock option or stock appreciation right is subject to the reporting requirements of Section 16(a) of the Exchange Act and no exception from liability under Section 16(b) of the Exchange Act is otherwise available to such holder.
       No participant may be granted options or stock appreciation rights to purchase more than                      shares in any calendar year. In addition, no participant may be granted awards in any one calendar year with an aggregate fair market value (as of the date of the grant) of more than the fair market value of                      shares on the first business day of such calendar year. No participant will be eligible to receive a cash award in excess of $          in any fiscal year.
       As required, we will withhold federal, state and local taxes in connection with the exercise, vesting or settlement of any award. Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, to satisfy our withholding obligations in connection with any such exercise, grant or vesting.
       Our board of directors will have the authority to amend, suspend or terminate the Incentive Plan provided such action does not impair the rights of any participant.
U.S. Federal Income Tax Consequences
       Nonstatutory Stock Options and Stock Appreciation Rights. A participant will not recognize taxable income upon the grant of a nonqualified stock option or stock appreciation right. Upon exercise, the participant will recognize ordinary income equal to the amount the fair market value of the shares on the exercise date exceeds the exercise or grant price. Upon subsequent sale of the acquired shares, any additional gain or loss will be capital gain or loss, long-term if the shares have been held for more than one year.
       Incentive Stock Options. A participant will not recognize taxable income when an incentive stock option is granted or exercised. However, the excess of the fair market value of the covered shares over the exercise price on the date of exercise is an item of tax preference for alternative minimum tax purposes. If the participant exercises the option and holds the acquired shares for more than two years following the date of option grant and more than one year after the date of exercise, the difference between the sale price and exercise price will be taxed as long-term capital gain or loss. If the participant sells the acquired shares before the end of the two-year and one-year holding periods, he or she generally will recognize ordinary income at the time of sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain will be capital gain, long-term if the shares have been held for more than one year.
       Restricted Stock, Stock Units and Performance Shares. A participant will not recognize taxable income upon the grant of restricted stock, stock units, or performance shares. Instead, the participant will recognize ordinary income at the time of vesting equal to the fair market value of the shares (or cash) received minus any amounts the participant paid. Any subsequent gain or loss will be capital gain or loss, long-term if the shares have been held for more than one year. For restricted stock only, the participant may instead elect to be taxed at the time of grant. If the participant makes such an election, the one year long-term capital gains holding period begins on the date of grant.
       Tax Effect on Us. We will generally receive a deduction for any ordinary income recognized by a participant with respect to an award. However, special rules limit the deductibility of compensation paid to named executive officers. Under Section 162(m) of the Code, the annual compensation paid to named executive officers may not be deductible to the extent it exceeds $1,000,000. However, we may preserve the deductibility of compensation over $1,000,000 if certain conditions are met. These conditions include setting limits on the number of shares that may be issued pursuant to awards, and, for awards other than options and stock appreciation rights, establishing performance criteria that must be met before the award will be paid or vest. As described above, the Incentive Plan has been designed to permit the compensation committee to grant awards that qualify as “performance-based compensation” for purposes of Section 162(m). This means the value of these awards may be excluded from the $1,000,000 calculation.
       The foregoing is not to be considered as tax advice to any person who may be a participant, and any such persons are advised to consult their own tax counsel. The foregoing is intended to be a general discussion and does not cover all aspects of an individual’s unique tax situation, such as the tax consequences of deferred compensation or state and local taxes.
Employee Savings Plan
       Upon or shortly after the completion of this offering, we intend to adopt an Employee Savings Plan covering our full-time employees. We intend to qualify the Employee Savings Plan under Section 401(k) of the Code, so that contributions to the Employee Savings Plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn. If the Employee Savings Plan qualifies under Section 401(k) of the Code, our contributions will be tax deductible by us when made. Our employees will be able to elect to reduce their current compensation by up to the statutorily prescribed annual limit of $14,000 if under 50 years old and $18,000 if over 50 years old in 2005 and to have those funds contributed to the Employee Savings Plan. Employee Savings Plan will permit us, but does not require us, to make additional matching contributions on behalf of all participants.
Compensation Committee Interlocks and Insider Participation
       Upon establishment of our compensation committee, none of the members of our compensation committee will have at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       We have historically relied upon cash generated by our own operations, lease financing and capital provided by CBRL to fund our expansion. We currently maintain a revolving credit facility with CBRL. As of                     , 2006, the facility had an outstanding principal balance of $           million. Immediately upon completion of this offering, we will pay down the entire amount under the revolving credit facility with CBRL, which will be funded in combination by approximately $           million of net proceeds from this offering and $           million of new loans under the new senior revolving credit facility we intend to establish.
       Prior to the completion of this offering, we expect to enter into a tax sharing agreement with CBRL providing for each of the party’s obligations concerning various tax liabilities. Pursuant to the agreement, effective upon the completion of this offering, CBRL generally will pay, and indemnify us if necessary, with respect to federal taxes relating to our business for any taxable period ending or in process prior to the completion of this offering. Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement will allocate tax liabilities between CBRL and us, for any period in which we were included in CBRL’s consolidated group, we could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group. The tax sharing agreement will further provide for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. In addition, the tax sharing agreement will allocate responsibility for various unanticipated taxes.
       Prior to the completion of this offering, we expect to enter into an insurance transition agreement with CBRL providing for each of the party’s obligations concerning open or unreported claims.
       We have, from time to time, been required to guaranty obligations of CBRL in our capacity as a wholly-owned subsidiary. There are currently two such guaranty obligations outstanding. We remain, at this time, a subsidiary guarantor of CBRL’s zero coupon contingently convertible senior notes due on or before April 2, 2032, under an Indenture, dated April 3, 2002, between CBRL and Wachovia Bank, National Association, as trustee. In addition, we are a party to an irrevocable guarantee of certain indebtedness of CBRL under its new Credit Agreement, effective as of April 27, 2006, with Wachovia Bank, National Association, SunTrust Bank, Bank of America, N.A., and Key Bank National Association. We will automatically be released from our guarantee under CBRL’s Indenture upon a sale of all of our capital stock to an entity not controlling or controlled by or under common control with CBRL. Likewise, we will automatically be released from our guarantee under CBRL’s new Credit Agreement upon the completion of this offering. Historically, CBRL has not guaranteed our financial obligations, with the exception of our obligations under one lease for an operating restaurant and our obligations to our franchisees, CMAC and L.G. Enterprises. We and CBRL are considering appropriate options to take, if any, for addressing any of these guarantees that will be outstanding after the completion of this offering.
       We have a policy requiring that any material transaction that we enter into with our officers, directors or principal shareholders and their affiliates be on terms no less favorable to us than reasonably could have been obtained in an arms-length transaction with independent third parties. Any other matters involving potential conflicts of interests are to be resolved on a case-by-case basis.
       See “Management — Employment Arrangements — Other Compensatory Arrangements” for a description of CBRL compensation arrangements which benefit our directors, officers and employees.

SELLING SHAREHOLDER
       As of                     , 2006, there were                      shares of our common stock outstanding. The following table shows information regarding the beneficial ownership of our common stock as of such date, and the anticipated beneficial ownership of our common stock following this offering by:

•	each person known by us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
       Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of                     , 2006, are deemed outstanding and beneficially owned by the person holding such options or warrants for the purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

				Shares		Shares
				Beneficially		Beneficially
				Owned After		Owned After
	Shares	Shares to be Sold	Shares to be Sold	this Offering		this Offering
	Beneficially	in this Offering	in this Offering	Assuming no		Assuming Full
	Owned Prior	Assuming no	Assuming Full	Exercise of		Exercise of
	to this	Exercise of Over-	Exercise of Over-	Over-allotment		Over-allotment
	Offering	allotment Option	allotment Option	Option		Option

Name of Beneficial Owner	Number %	Number	Number	Number %		Number %

Selling Shareholder:
CBRL Group, Inc.(a)	100%			0	0%	0	0%

(a)	CBRL’s address is 305 Hartmann Drive, P.O. Box 787, Lebanon, Tennessee 37088.

DESCRIPTION OF OUR CAPITAL STOCK
       The following information concerning our capital stock summarizes certain provisions of our charter and bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of our charter, our bylaws and the Tennessee Business Corporation Act.
Common Stock
       General. Our charter authorizes our board of directors to issue a maximum of            million shares of common stock, $0.01 par value. As of the date of this prospectus,                      shares of common stock were issued and outstanding. In addition, a total of approximately                      shares of common stock were subject to outstanding stock options and warrants and reserved for future issuance.
       Voting Rights. The holders of common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors (subject to the voting rights of any preferred shares then outstanding) may elect all of the directors then standing for election if they choose to do so. In such event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to the board of directors.
       Dividend Rights. Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available therefor.
       Preemptive Rights. The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that may be issued by us.
       Assessment and Redemption. The shares of common stock presently outstanding are fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.
       Liquidation Rights. In the event of liquidation, dissolution or winding up of our company, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.
Preferred Stock
       Our charter authorizes our board of directors to establish one or more series of preferred stock and to issue a maximum of            million shares of preferred stock, $0.01 par value. With respect to any series of preferred stock, our board of directors is authorized to determine the terms and rights of that series, including:

•	the number of shares constituting the series and the distinctive designation of the series;

•	the dividend rate of the shares and the relative rights of priority as to the payment of dividends;

•	whether or not shares will be cumulative, non-cumulative or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate;

•	whether shares can be redeemed or called and, if so, the redemption or call price and terms and conditions of redemption or call;

•	the amount payable upon shares in the event of voluntary and involuntary liquidation;

•	the purchase, retirement or sinking fund provisions, if any, for the call, redemption or purchase of shares;

•	the terms and conditions, if any, on which shares may be converted into common stock or any other securities;

•	whether or not shares have voting rights, and the extent of such voting rights, if any, including the number of votes per share; and

•	any other relative rights, preferences and limitations of the series.
       Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our shareholders. Although we have no intention at the present time of doing so, we could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock based on our judgment as to the best interests of our company and our shareholders. We, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their common stock over the market price of the common stock.
Certain Takeover Considerations
       Subject to the application of the Tennessee Business Combination Act and the Tennessee Control Share Acquisition Act, the affirmative vote of the holders of a majority of our issued and outstanding capital stock is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets.
       Various anti-takeover protections for Tennessee corporations are set forth in the Tennessee Business Corporation Act, the Business Combination Act, the Control Share Acquisition Act, the Greenmail Act and the Investor Protection Act. Because our common stock will be registered with the SEC under the Exchange Act, the Business Combination Act will automatically apply to us unless our shareholders adopt a charter or bylaw amendment which expressly excludes us from the anti-takeover provisions of the Business Combination Act two years prior to a proposed takeover. Our board of directors has no present intention of recommending such charter or bylaw amendment.
       The Business Combination Act imposes a five-year standstill on transactions such as mergers, share exchanges, sales of significant assets, liquidations and other interested party transactions between Tennessee corporations and “interested shareholders” and their associates or affiliates, unless the business combination is approved by the board of directors before the interested shareholder acquires 10% or more of the beneficial ownership of any class of the corporation’s voting securities. Thereafter, the transaction either requires a two-thirds vote of the shareholders other than the interested shareholder or must satisfy certain fair price standards.
       The Business Combination Act also provides exculpatory protection for the board of directors in refusing to waive the protections afforded us under the Business Combination Act and/or Control Share Act, or for resisting mergers, exchanges, tender offers and similar transactions based on criteria other than price. A Tennessee corporation’s charter may specifically authorize the members of its board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which the corporation operates or any other relevant factor in the exercise of their fiduciary duty to the shareholders.
       The provisions of our charter may have the effect of protecting us from unwanted takeover bids because the board of directors is permitted by the charter to take into account in good faith all relevant factors in performing its duly authorized duties.

       The Control Share Acquisition Act limits the voting rights of shares owned by a person above certain percentage thresholds (generally 20%) unless the disinterested shareholders of the corporation approve the acquisition of additional shares by the interested shareholder above the designated threshold. However, the Control Share Acquisition Act applies only to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the Control Share Acquisition Act. In addition, the charter or bylaws may specifically provide for the redemption of the control shares (shares in excess of the designated threshold) or appraisal rights for dissenting shareholders in a control share transaction. Neither our charter nor our bylaws currently contain a provision which subjects us to the provisions of the Control Share Acquisition Act, and our board of directors has no present intention of adopting any such bylaw amendment. However, our board of directors could adopt such a bylaw amendment at any future time by majority vote based on facts and circumstances then present.
       The Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Greenmail Act, we may not purchase any of our shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by us or we make an offer, of at least equal value per share, to all shareholders of such class.
       The Investor Protection Act generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, would result in the offeror beneficially owning more than 10% of any class. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the target company, and the public disclosure of the material terms of the proposed offer. The Investor Protection Act also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.
       The Investor Protection Act does not apply to an offer involving a vote by holders of equity securities of the offered company, pursuant to its charter, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also excluded from the Investor Protection Act are tender offers which are open on substantially equal terms to all shareholders, are recommended by the board of directors of the target company and include full disclosure of all terms.
       The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they will permit management and the shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of shareholder participation in the decision if the transaction is not approved by our board of directors.
Transfer Agent
       We have retained                     located at                     , as the transfer agent for our common stock. The stock transfer agent’s telephone number is                     .

SHARES ELIGIBLE FOR FUTURE SALE
       Upon completion of this offering, we will have                     outstanding shares of common stock, assuming no exercise of outstanding stock options and shares of restricted stock we expect to grant to our officers and directors prior to the completion of this offering. All of the                      shares offered hereby will be freely tradable without restriction under the Securities Act, unless purchased by our officers, directors and affiliates, in which case such shares will be covered by a separate lock-up agreement with the underwriters.
       Any shares of common stock purchased by our officers, directors and affiliates will be restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act. As a result of the lock-up agreements, these restricted shares will generally be eligible for sale in the public market after the expiration of 180 days from the date of this prospectus or with the prior written consent of Wachovia Capital Markets, LLC.
Rule 144
       In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell the securities without registration under the Securities Act within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ National Market for the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
       Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
       Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the securities proposed to be sold for at least two years, is entitled to sell these shares without registering such securities under the Securities Act and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 mentioned above.
Stock Options and Other Equity Awards
       After completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act, which will become effective upon filing, covering                      shares of common stock reserved for issuance upon exercise of outstanding stock options and other equity awards granted under the Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market after the expiration of the agreed-upon lock-up period described above, which is the 180th day from the date of this prospectus. See “Management — 2006 Omnibus Incentive Plan.”
Lock-up Agreements
       Our directors and certain officers have agreed, with limited exceptions, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of Wachovia Capital Markets, LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common or our other capital stock, except that such directors and officers will be permitted to transfer any of these securities by gift, will or intestate succession (so long as any recipient of those securities enters into a similar lock-up agreement). See “Underwriting.”

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
Overview
       The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” is a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
       Subject to certain exceptions, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.
       This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Code (i.e. generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, tax-exempt entities, or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.
       If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.
       This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not give a detailed discussion of any state, local or foreign tax considerations.
       We urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.
Dividends
       As described under “Dividend Policy” above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, if cash distributions are paid to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Sale, Exchange or other Taxable Disposition of Common Stock.”
       Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including the need to obtain a U.S. taxpayer identification number).
       Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes, and, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.
       To claim the benefit of an income tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. However,

•	in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

       A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.
       A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
Gain on Sale, Exchange or Other Taxable Disposition
       A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

1. The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

2. The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

3. We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code unless (i) our common stock is regularly traded on an established securities market and (ii) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the “5% exception”). We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation in the foreseeable future. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code when a non-U.S. holder sells its shares of our common stock.
       Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty (which may be offset by U.S. source capital losses of the non-U.S. holder, if any). Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If a non-U.S. holder described in clause (2) or (3) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale, exchange or other taxable disposition of our common stock.
U.S. Federal Estate Taxes
       Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding
       Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.
       The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).
       A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.
       Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.
       The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING
       Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below and the underwriters have severally agreed to purchase from us, the number of shares of common stock appearing opposite their names below.

Underwriter	Number of Shares

Wachovia Capital Markets, LLC

Total
       The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.
       The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions contained in the underwriting agreement, including, among other items, the receipt by the underwriters of officers’ certificates, legal opinions and other customary closing documents. The underwriters reserve the right to withdraw, cancel or modify the offer and reject orders in whole or in part.
Commissions and Discounts
       The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price falling within the range listed on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $           per share, of which $           may be reallowed to other dealers. After completion of this offering, the public offering price, concession and reallowance to dealers may be changed.
       The following table shows the public offering price, underwriting discount and proceeds, before expenses, to the selling shareholder on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total

	Per Share	Without Option	With Option

Public Offering Price	$	$	$
Underwriting Discounts and Commissions	$	$	$
Proceeds, Before Expenses, to Logan’s Roadhouse, Inc.	$	$	$
Proceeds, Before Expenses, to the Selling Shareholder	$	$	$
       We estimate that the expenses of this offering, not including the underwriting discount, will be approximately $ and are payable, on a pro rata basis, by the selling shareholder and us.
Over-allotment Option
       We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase from us up to a total of                     additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Indemnity
       We and the selling shareholder have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Lock-up Agreements
       Our directors and officers will own a total of approximately      % of our outstanding common stock (or approximately      % if the underwriters over-allotment option is exercised in full) immediately upon completion of this offering, based on shares outstanding as of                     , 2006. We, our directors and certain officers have agreed that, without the prior written consent of Wachovia Capital Markets, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into or exercisable into or exercisable or exchangeable for our common stock or other capital stock;

•	in our case, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or

•	enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise. Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wachovia Capital Markets, LLC waives, in writing, that extension.
       The restrictions in the immediately preceding paragraph do not apply to:

(1)	the sale of shares to the underwriters;

(2)	the issuance by us of shares, or options to purchase shares, of our common stock pursuant to our equity incentive plan described above under “Management — Employee Plans — 2006 Omnibus Incentive Plan,” as that plan is in effect on the date of this prospectus;

(3)	the issuance by us of shares of common stock upon the exercise of stock options issued after the date of this prospectus under our equity incentive plan referred to in clause (2) above, as such plan is in effect on the date of this prospectus;

(4)	bona fide gifts for charitable or estate planning purposes;

(5)	in the case of any party other than us, transfers to any trust for the direct or indirect benefit of such party;

(6)	transfers to an affiliate of the transferring shareholder, provided that any such transaction does not require any public filings or reporting; and

(7)	in the case of any shareholder that is a corporation, transfers to any wholly-owned subsidiary of such corporation;
provided that, in the case of any transfer or gift described in clauses (4) through (7) inclusive above, the transferee or donee, as the case may be, executes and delivers to Wachovia Capital Markets, LLC, on behalf of the underwriters, not later than one business day prior to such transfer or gift, a written agreement wherein it agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described in the above paragraph.
       Wachovia Capital Markets, LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination which may include the market price of the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.
Stabilization
       To facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.
       As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.
       The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.
       The representative of the underwriters has advised us that these transactions, if commenced, may be effected on The NASDAQ National Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Directed Share Program
       At our request, the underwriters have reserved up to      % of the shares of common stock being sold in this offering for sale to our directors, officers, employees, business associates and related persons who express an interest in purchasing these shares of common stock in this offering at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.
Pricing of this Offering
       There is currently no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations among us, the selling shareholder and the representative of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representative of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

• our future prospects.
       An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price.
Qualified Independent Underwriter
       As described under “Use of Proceeds,” if the over-allotment option is exercised by the underwriters, each of which is a member of the National Association of Securities Dealers, Inc. (“NASD”), we will use the net proceeds to pay down borrowings under the new senior revolving credit facility we intend to establish. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may therefore be received by affiliates of the underwriters if the over-allotment option is exercised and the net proceeds are used to pay down such new senior revolving credit facility, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD, which has participated in the preparation of the registration statement and performed in accordance with its usual standard of due diligence with respect to that registration statement. Wachovia Capital Markets, LLC has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the registration statement of which this prospectus forms a part. We have agreed to indemnify Wachovia Capital Markets, LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.
Other
       Certain of the underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking and/or financial advisory services to us for which they have received and in the future may receive compensation. In particular, we expect that affiliates of certain of the underwriters will be lenders under the new senior revolving credit facility we intend to establish.

       We expect that certain of the underwriters and their affiliates may continue to provide investment banking, commercial banking and other services to us in the future. We anticipate they will receive customary fees and commissions for these services.
Quotation on The NASDAQ National Market
       We intend to file an application for our common stock to be quoted on The NASDAQ National Market under the symbol “LGNS.”
Electronic Prospectus
       In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically.
United Kingdom
       Each of the underwriters may arrange to sell the shares in certain jurisdictions outside the United States through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a United Kingdom incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.
       Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (the “FSA”);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.
European Economic Area
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), this offer of securities is not made and securities will not be offered to the public in that Relevant Member State except that the offer may, with effect from and including the Relevant Implementation Date, be made in that Relevant Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
France
       The securities (i) will not be offered or sold, directly or indirectly, to the public (appel public à l’épargne) in the Republic of France and (ii) offers and sales of securities in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Règlement Général of the Autorité des marchés financiers.
       Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the securities so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L 412-2 and L 621-8 to L 621-8-2 of the Code Monétaire et Financier.
       In addition, the Company represents and agrees that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the securities other than to those investors (if any) to whom offers and sales of the securities in the Republic of France may be made as described above.
Italy
       The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any securities in the Republic of Italy in a solicitation to the public, and that sales of the securities in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, the securities cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.
       Each of the underwriters has represented and agreed that it will not offer, sell or deliver any securities or distribute copies of this Offering Circular or any other document relating to the securities in the Republic of Italy except to “Professional Investors,” as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of the securities or distribution of copies of this prospectus or any other document relating to the securities in the Republic of Italy must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

•	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, among other things, on the aggregate amount and the characteristics of the securities issued or offered in the Republic of Italy, applies; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
Switzerland
       The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

VALIDITY OF SECURITIES
       Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Nashville, Tennessee, has passed upon the validity of the common stock offered hereby on our behalf. The underwriters are represented by Shearman & Sterling LLP, New York, New York.
EXPERTS
       The consolidated financial statements as of July 30, 2004, and July 29, 2005, and for each of the three fiscal years in the period ended July 29, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and which includes an explanatory paragraph referring to the preparation of the consolidated financial statements from separate records maintained by Logan’s Roadhouse, Inc. and its subsidiaries and that these consolidated financial statements may not be indicative of the conditions that would have existed or the results of their operations if Logan’s Roadhouse, Inc. and its subsidiaries had operated as an unaffiliated company) and have been so included in reliance upon the report of such firm given upon the authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
       We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed herewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.
       Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, on the SEC’s website and through our website at logansroadhouse.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of Logan’s Roadhouse, Inc.
Nashville, Tennessee
       We have audited the accompanying consolidated balance sheets of Logan’s Roadhouse, Inc. and subsidiaries (the “Company”), a wholly-owned subsidiary of CBRL Group, Inc., as of July 30, 2004 and July 29, 2005, and the related consolidated statements of income, changes in shareholder’s equity, and cash flows for each of the three fiscal years in the period ended July 29, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Logan’s Roadhouse, Inc. and subsidiaries at July 30, 2004 and July 29, 2005, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 29, 2005, in conformity with accounting principles generally accepted in the United States of America.
       As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared from separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of its operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from corporate-office items applicable to the parent company, CBRL Group, Inc., as a whole.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
July 13, 2006

LOGAN’S ROADHOUSE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	July 30,	July 29,	April 30,
	2004	2005	2006

			(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$1,376	$1,596	$2,904
Receivables	2,210	2,994	6,253
Inventories	7,388	8,665	8,628
Prepaid expenses and other current assets	1,444	1,502	2,126
Assets held for sale	—	—	2,513

Total current assets	12,418	14,757	22,424
Property and equipment, net	217,862	251,631	277,640
Goodwill	97,204	97,204	97,204
Other non-current assets	1,422	1,578	1,738

Total assets	$328,906	$365,170	$399,006

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Accounts payable	$10,718	$11,036	$13,404
Debt to CBRL	160,773	172,739	188,321
Income taxes payable	1,685	3,179	1,354
Deferred income taxes	56	559	559
Accrued interest on debt to CBRL	1,303	1,927	2,644
Other current liabilities and accrued expenses	18,205	20,079	25,612

Total current liabilities	192,740	209,519	231,894
Deferred income taxes	18,926	20,460	20,115
Other long-term liabilities	7,613	9,412	11,093

Total liabilities	219,279	239,391	263,102
Commitments and contingencies (Note 8)
Shareholder’s equity:
Preferred stock (par value $0.01 per share; authorized 5,000,000 shares; no shares issued)	—	—	—
Common stock (par value $0.01 per share, authorized 15,000,000 shares; issued and outstanding 1,000 shares in 2004, 2005 and April 30, 2006, respectively)	—	—	—
Additional paid-in capital	82,001	82,665	83,030
Retained earnings	27,626	43,114	52,874

Total shareholder’s equity	109,627	125,779	135,904

Total liabilities and shareholder’s equity	$328,906	$365,170	$399,006

See notes to consolidated financial statements.

LOGAN’S ROADHOUSE, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share and share amounts)

	For Fiscal Years Ended			Nine Months Ended

	August 1,	July 30,	July 29,	May 1,	April 30,
	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Revenue:
Net sales	$273,157	$318,350	$374,189	$278,909	$313,898
Franchise fees and royalties	1,424	2,027	2,377	1,724	1,847

Total revenue	274,581	320,377	376,566	280,633	315,745
Costs and expenses:
Restaurant operating costs:
Cost of goods sold	86,549	106,352	129,810	97,483	104,389
Labor and other related expenses	88,485	102,606	114,614	86,024	94,585
Occupancy costs	8,820	9,818	11,971	8,904	10,566
Other restaurant operating expenses	39,043	41,901	51,206	38,082	46,944
Depreciation and amortization	9,653	10,546	12,416	9,128	10,993
Pre-opening expenses	2,031	1,979	3,194	2,809	3,062
General and administrative	17,153	19,486	22,539	16,211	21,802
Impairment and store closing charges	—	—	—	—	3,500

Total costs and expenses	251,734	292,688	345,750	258,641	295,841

Income from operations	22,847	27,689	30,816	21,992	19,904
Interest expense, net	(12,331)	(6,077)	(7,951)	(5,917)	(8,153)

Income before income taxes	10,516	21,612	22,865	16,075	11,751
Provision for income taxes	4,808	6,221	7,377	5,192	1,991

Net income	$5,708	$15,391	$15,488	$10,883	$9,760

Basic and diluted net income per share	$5,708	$15,391	$15,488	$10,883	$9,760
Basic and diluted weighted average shares outstanding	1,000	1,000	1,000	1,000	1,000
See notes to consolidated financial statements.

LOGAN’S ROADHOUSE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(In thousands, except share amounts)

	Common Stock		Additional		Total
			Paid-in	Retained	Shareholder’s
	Shares	Amount	Capital	Earnings	Equity

Balances at August 2, 2002	1,000	$—	$80,646	$6,527	$87,173
Net income		—	—	5,708	5,708
Tax benefit realized upon exercise of stock options		—	754	—	754

Balances at August 1, 2003	1,000	—	81,400	12,235	93,635
Net income		—	—	15,391	15,391
Tax benefit realized upon exercise of stock options		—	601	—	601

Balances at July 30, 2004	1,000	—	82,001	27,626	109,627
Net income		—	—	15,488	15,488
Tax benefit realized upon exercise of stock options		—	664	—	664

Balances at July 29, 2005	1,000	—	82,665	43,114	125,779
Net income (unaudited)		—	—	9,760	9,760
Tax benefit realized upon exercise of stock options (unaudited)		—	365	—	365

Balances at April 30, 2006 (unaudited)	1,000	$—	$83,030	$52,874	$135,904

See notes to consolidated financial statements.

LOGAN’S ROADHOUSE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For Fiscal Years Ended			Nine Months Ended

	August 1,	July 30,	July 29,	May 1,	April 30,
	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Cash Flows From Operating Activities:
Net Income	$5,708	$15,391	$15,488	$10,883	$9,760
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,653	10,546	12,416	9,128	10,993
Loss on sale or disposal of property and equipment	364	410	721	477	457
Impairment charges	—	—	—	—	2,762
Share-based compensation	(47)	66	117	85	1,294
Tax benefit realized upon exercise of stock options	754	601	664	—	(365)
Changes in operating assets and liabilities:
Receivables	289	(510)	(784)	(2,460)	(3,259)
Inventories	(790)	(1,078)	(1,277)	(426)	37
Prepaid expenses and other current assets	(178)	(136)	(58)	23	(624)
Other non-current assets	(265)	(39)	(156)	(119)	(160)
Accounts payable	(1,985)	(3,747)	(2,191)	(1,259)	(1,301)
Income taxes payable	1,255	(474)	1,494	4,775	(1,825)
Other current liabilities and accrued expenses	676	1,428	2,498	4,880	6,250
Deferred income taxes	7,305	6,419	2,037	—	(345)
Other long-term liabilities	1,118	1,319	1,785	971	1,667

Net cash provided by operating activities	23,857	30,196	32,754	26,958	25,341

Cash Flows From Investing Activities:
Purchase of property and equipment	(26,649)	(32,859)	(44,383)	(33,574)	(39,068)
Proceeds from sale of property and equipment	176	23	—	—	17

Net cash used in investing activities	(26,473)	(32,836)	(44,383)	(33,574)	(39,051)

Cash Flows From Financing Activities:
Proceeds from debt to CBRL	41,132	44,672	44,312	30,729	51,708
Payments on debt to CBRL	(38,315)	(42,062)	(32,463)	(22,485)	(37,055)
Tax benefit realized upon exercise of stock options	—	—	—	—	365

Net cash provided by financing activities	2,817	2,610	11,849	8,244	15,018

Increase (decrease) in cash and cash equivalents	201	(30)	220	1,628	1,308
Cash and cash equivalents, beginning of year	1,205	1,406	1,376	1,376	1,596

Cash and cash equivalents, end of year	$1,406	$1,376	$1,596	$3,004	$2,904

See notes to consolidated financial statements.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	Description of the Business and Basis of Presentation
       Logan’s Roadhouse, Inc. (referred to as “we,” “our” or “us”) is engaged in the operation and development of an affordable, full-service restaurant chain. As of April 30, 2006, we operated in 20 states with 134 company-owned restaurants and 25 restaurants operated by franchisees.
       The consolidated financial statements presented herein include the assets, liabilities and results of operations of Logan’s Roadhouse, Inc. and its subsidiaries. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and all intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements for the nine month periods ended fiscal 2005 and fiscal 2006 are unaudited.
       For all periods presented, we were wholly-owned by CBRL Group Inc. (collectively, with its subsidiaries, “CBRL”). Accordingly, our assets, liabilities and results of operations were reported in the consolidated financial statements of CBRL for those periods. Our consolidated financial statements include an allocation of certain overhead costs incurred by CBRL on our behalf. These costs are classified as general and administrative expenses and include corporate personnel, finance, legal, insurance, internal audit, travel, expenses related to being a public company (such as audit expenses, stock transfer agent, board of directors and listing fees) and other general and administrative costs. These costs were allocated based on the percent of our revenues relative to the total consolidated revenues of CBRL. Management believes this is a reasonable method of allocating such costs; however, these costs may not be indicative of expenses to be incurred in future periods, and the historical financial information presented herein does not necessarily reflect what our operating results and cash flows would have been had we been a separate stand-alone entity for the periods presented. The amounts allocated were $1,909 for fiscal 2003, $1,914 for fiscal 2004, $2,496 for fiscal 2005, $1,792 (unaudited) for the nine months ended fiscal 2005 and $2,093 (unaudited) for the nine months ended fiscal 2006.
       As of April 30, 2006, we operated 134 restaurants each as a single operating segment. The restaurants operate exclusively in the United States within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We have aggregated our operations into a single reportable segment.
       Fiscal Year: We have operated on a 52- or 53-week fiscal year ending on the Friday nearest to July 31. The fiscal year periods presented in our consolidated financial statements consist of the 52 weeks ended August 1, 2003 (“2003”), July 30, 2004 (“2004”) and July 29, 2005 (“2005”). Approximately every six years a 53-week fiscal year occurs. The interim periods ended May 1, 2005 (“nine months ended 2005”) and April 30, 2006 (“nine months ended 2006”) ended on the Sunday following the 39-week period, which corresponds to internal management reporting. As a result of the two additional days in each interim period, the periods presented herein will not agree exactly to the periods reported by CBRL. Our net sales for these two additional days were not material to our overall operating results, representing approximately 1% of total net sales for both the nine months ended 2005 and 2006. References in these Notes to a year or interim period are to our fiscal year or interim period unless noted otherwise.
       Unaudited Interim Financial Statements: The interim financial statements for the nine months ended 2005 and 2006 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly our financial position as of April 30, 2006 and our results of operations and cash flows for the nine months ended 2005 and 2006. The interim results of operations for the nine months ended 2006 are not necessarily indicative of the results that may be achieved for the full year.

2.	Summary of Significant Accounting Policies
       Use of Estimates: GAAP requires us to make estimates and assumptions that affect amounts reported in our consolidated financial statements and accompanying notes. Management has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods to prepare these statements. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the consolidated financial statements. Actual results, however, could differ from those estimates.
       Cash and cash equivalents: Our policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents on hand for any period presented on our consolidated balance sheets.
       Financial instruments: Our financial instruments consist of cash, accounts receivable, accounts payable and intercompany debt to CBRL. The fair value of our debt to CBRL was approximately $245,500, $230,500 and $233,000 (unaudited) at July 30, 2004, July 29, 2005 and April 30, 2006, respectively. The fair value of all other financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of financial instruments: cash, accounts receivable and accounts payable approximate their carrying amounts due to the short duration of those items; and the debt to CBRL is based on the amount of future cash flows discounted using our expected borrowing rate for debt with comparable risk and maturity.
       Receivables: We do not provide for an allowance for doubtful accounts because our receivable balance primarily consists of credit card receivables, which are short in duration and considered collectible.
       Inventories: Inventories are stated at the lower of cost or market. The cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Our inventory consists of food, beverages and smallwares. Smallwares represented $4,643, $5,490 and $5,970 (unaudited) of the total inventory balance at 2004, 2005 and the nine months ended 2006, respectively.
       Restaurant pre-opening costs: Start-up costs of a new restaurant are expensed when incurred. Pre-opening expenses consist of costs related to a new restaurant opening and are made up primarily of manager salaries, employee payroll, rent expense incurred prior to restaurant opening and other costs related to training and preparing new restaurants for opening.
       Property and equipment: Property and equipment are stated at cost. For financial reporting purposes, we record depreciation and amortization in a manner that recognizes the cost of our depreciable assets in operation over their estimated useful lives using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes. Leasehold improvements are amortized over the shorter of the lease term, which includes probable renewal periods, or the estimated useful lives of the assets. We may incur a penalty under these renewal periods for the economic detriment associated with the existence of leasehold improvements, which might become impaired if we choose not to continue the use of the leased property through the renewal periods. Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
depreciation and the related gain or loss is reflected in earnings. Capitalized interest was $341, $195 and $402 for 2003, 2004 and 2005, respectively. Capitalized interest was $291 (unaudited) and $469 (unaudited) for the nine months ended 2005 and 2006, respectively. We had property and equipment purchases accrued in accounts payable of $3,626, $3,682 and $2,509 in 2003, 2004 and 2005, respectively, and $3,058 (unaudited) and $3,669 (unaudited) in the nine months ended 2005 and 2006, respectively.

				Nine
	Useful			Months
	Lives	2004	2005	Ended 2006

				(Unaudited)
Land		$52,812	$60,027	$62,706
Buildings and improvements	18-30	69,115	78,652	84,827
Restaurant equipment	2-10	56,553	67,709	76,049
Leasehold improvements	9-30	73,242	92,515	106,590
Construction in progress		13,796	11,559	13,762
Accumulated depreciation and amortization		(47,656)	(58,831)	(66,294)

Property and equipment, net		$217,862	$251,631	$277,640

       Depreciation and amortization expense was $9,653 in 2003, $10,546 in 2004 and $12,416 in 2005. Depreciation expense (unaudited) in the nine months ended 2005 and 2006 was $9,128 and $10,993, respectively.
       Impairment of long-lived assets: We evaluate long-lived assets to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is determined by comparing undiscounted future operating cash flows that are expected to result from an asset to the carrying values of an asset on a restaurant by restaurant basis. In addition, the recoverability test considers the likelihood of possible outcomes that existed at the balance sheet date, including the assessment of the likelihood of the future sale of the asset. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of the asset and the expected proceeds upon sale of the asset less its carrying value. Assets held for sale, if any, are reported at the lower of carrying amount or fair value less costs to sell.
       Operating leases: We have ground leases and office space leases that are recorded as operating leases. Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions. In accordance with Financial Accounting Standards Board (“FASB”) Technical Bulletin (“FTB”) No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” the liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 30 years, or the related lease life. We use a lease life that generally begins on the date that we become legally obligated under the lease, including the pre-opening period during construction, when in many cases we are not making rent payments, and generally extends through certain of the renewal periods that can be exercised at our option, for which at the inception of the lease, it is probable that we will exercise those renewal options. We may incur a penalty under these renewal periods for the economic detriment associated with the existence of leasehold improvements, which might become impaired if we choose not to continue the use of the leased property.
       Certain leases provide for rent holidays, which are included in the lease life used for the straight-line rent calculation in accordance with FTB No. 88-1, “Issues Relating to Accounting for Leases.” Rent expense and an accrued rent liability are recorded during the rent holiday periods, during which we have

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
possession of and access to the property, but are not required or obligated to, and normally do not, make rent payments.
       Certain leases provide for contingent rent, which is determined as a percentage of gross sales in excess of specified levels. We record a contingent rent liability and corresponding rent expense when sales have been achieved or are reasonably likely to be achieved in amounts in excess of the specified levels.
       The same lease life is used for reporting future minimum lease commitments as is used for the straight-line rent calculation. We use a lease life that extends through certain of the renewal periods that can be exercised at our option.
       Advertising: We expense the costs of producing advertising the first time the advertising takes place. Net advertising expense was $3,480, $1,510 and $3,275 for 2003, 2004 and 2005, respectively, and $3,132 (unaudited) and $3,884 (unaudited) for the nine months ended 2005 and 2006, respectively.
       Insurance: We self-insure a significant portion of expected losses under our workers’ compensation and general liability insurance programs. We have purchased insurance for individual claims that exceed $500 for 2003 and $1,000 for certain coverages for 2004, 2005 and 2006, as well as aggregate limits above certain risk thresholds. We record a liability for workers’ compensation and general liability for all unresolved claims based primarily on an actuarially determined estimate of incurred but not reported claims that is performed annually, or more frequently if there are indications that changes might be developing, and adjusted by the actuarially determined losses and actual claims payments quarterly. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” we record the losses at the low end of that range and discount them to present value using a risk-free interest rate based on actuarially projected timing of payments. Our accounting policies regarding insurance reserves include actuarial assumptions or management judgments regarding economic conditions, including future medical and indemnity costs, the frequency and severity of claims and claim development history and settlement practices. Changes in any of these factors in the future may produce materially different amounts of expense than otherwise would be reported under these insurance programs. These insurance programs have been obtained in some cases as part of overall CBRL programs. We expect to enter into an insurance transition agreement with CBRL to provide for the future settlement of open or unreported claims and to obtain stand alone insurance coverages going forward. These coverages may have different retentions or coverages than have historically been obtained.
       Our health insurance program provides for stop-loss coverage over certain annual limits and our offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. We record a liability for our group health program for all unpaid claims based primarily upon a claims paid analysis derived from actual group health claims payment experience.
       Goodwill: Goodwill represents the excess of the acquisition cost over our net tangible and identifiable intangible assets at the time CBRL acquired us in 1999. Goodwill is not amortized, but is subject to annual impairment tests in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the estimated fair value of our company is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to us. If an impairment is indicated, then the implied fair value of our goodwill is determined by allocating the estimated fair value to our assets and liabilities (including any unrecognized intangible assets) as if we had been acquired in a business combination. The amount of impairment for goodwill is measured as the

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
excess of its carrying value over its implied fair value. CBRL conducted the initial test of the carrying value of our goodwill during the second quarter of 2002 and concluded that there was no indication of impairment to goodwill. CBRL performed our annual assessment in the second quarters of 2003, 2004, 2005 and 2006, and concluded that there was no current indication of impairment. Additionally, an assessment is performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
       Revenue recognition: We record revenue from the sale of food and beverage products as they are sold. Initial fees received from a franchisee to establish a new franchise are recognized as income when we have performed all of our obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of that restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.
       Unredeemed gift cards and certificates: Gift card and certificate revenue generally is recognized as the cards and certificates are redeemed, or, for cards and certificates estimated never to be redeemed, over the historical redemption period as described below. Unredeemed gift cards and certificates represent a liability related to unearned income and are recorded at their expected redemption value. We make estimates of the ultimate unredeemed gift cards and certificates in the period of the original sale and reduce our liability and record revenue accordingly. These estimates are determined based on our redemption history and trends and are amortized over the historical redemption period based upon our monthly redemption rates, none of which is recognized with the point of sale transaction. Changes in redemption behavior or management’s judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported. If gift cards and certificates that have been removed from the liability are later redeemed, we recognize revenue and reduce the liability as we would with any redemption. Additionally, the initial reduction to the liability would be reversed to offset the redemption. Total unearned revenue relating to unredeemed gift cards and certificates was $1,921 at 2004, $2,202 at 2005 and $3,153 (unaudited) at the nine months ended 2006 and was included in other current liabilities.
       Income taxes: Our tax provision has been prepared as if we filed a federal tax return on a stand-alone entity basis. Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 7).
       Net income per share: Basic consolidated net income per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. There were no dilutive securities, options or contracts in 2003, 2004 and 2005 or in the nine months ended (unaudited) 2005 and 2006. The stock compensation included in our financial results and footnote disclosures was related to stock options issued by CBRL for CBRL shares to certain of our employees. There were no stock options outstanding associated with our shares.
       Comprehensive income: Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2003, 2004 and 2005 and the nine months (unaudited) ended 2005 and 2006 is equal to net income as reported.
       Share-based Compensation: All stock options and share-based compensation reflect awards of CBRL shares to certain of our employees. No equity-based awards on our stock have been made in the periods presented herein. Prior to July 30, 2005, we accounted for stock-based compensation under the recognition

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and the disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in our prior year net income for grants of stock options to employees because CBRL granted stock options with an exercise price equal to the market value of the stock on the date of grant. The reported stock-based compensation expense, net of related tax effects, in the table below represents the amortization of restricted stock grants.
       Had we used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for 2003, 2004 and 2005, and the nine months ended 2005, our consolidated net income and net income per share would have been reduced to the pro-forma amounts illustrated as follows:

				Nine
	Years Ended			Months

	2003	2004	2005	2005

				(Unaudited)
Net income, as reported	$5,708	$15,391	$15,488	$10,883
Add: Total share-based employee compensation included in reported net income, net of tax effects	(26)	47	74	58
Deduct: Total share-based compensation expense determined under fair-value based method for all awards, net of tax effects	(733)	(1,174)	(1,227)	(783)

Pro forma, net income	$4,949	$14,264	$14,335	$10,158

Net income per share:
Basic and diluted, as reported	$5,708	$15,391	$15,488	$10,883
Basic and diluted, pro forma	$4,949	$14,264	$14,335	$10,158
       Effective 2006, CBRL adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” using the modified prospective method (no restatement). Under this method, compensation cost in the nine months ended 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of July 29, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to July 29, 2005, based on the grant date fair value estimated using a binomial lattice-based option valuation model. Before adoption of SFAS No. 123R, pro forma disclosures reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model. See Note 5 herein for further details.
       Derivative instruments and hedging activities: Our policy is to account for derivative instruments and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This guidance requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. During 2003, 2004 and 2005 and the nine months (unaudited) ended 2005 and 2006, we did not have derivative financial instruments that required fair value accounting treatment.
       We are exposed to market risk, such as changes in interest rates and commodity prices. We do not hold or use derivative financial instruments for trading purposes. Our historical practice has been not to enter into derivative financial instruments.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Many of the food products we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside of our control and which are generally unpredictable. Three food categories (beef, produce and chicken) account for the largest shares of our costs of goods sold (at approximately 36%, 10% and 7%, respectively in 2005). Other categories affected by the commodities markets, such as cheese and dairy, seafood and pork, may each account for approximately 5% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities we require, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods. Changes in commodity prices would generally affect us and our competitors similarly, depending on the terms and duration of supply contracts. We also enter into fixed price supply contracts for certain products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or all of the increased commodity costs by adjusting menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can have an adverse effect on margins, as happened in 2004 and 2005.
       Recent accounting pronouncements: In October 2005, the FASB issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP No. 13-1”). FSP No. 13-1 states that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense in income from continuing operations as opposed to capitalizing such rental costs. The provisions of FSP No. 13-1 are effective for the first reporting period beginning after December 15, 2005, with early adoption permitted. We adopted this guidance in the first quarter of 2006. The early adoption of FSP No. 13-1 did not affect our results of operations or financial position since this treatment did not differ from our existing accounting policy.
       In September 2005, the FASB issued Emerging Issues Task Force (“EITF”) No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6”). EITF 05-6 states that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 further states that leasehold improvements placed in service significantly after and not contemplated at or near the beginning of a lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. This consensus does not apply to preexisting leasehold improvements. The provisions of EITF 05-6 are effective for leasehold improvements that are purchased or acquired in reporting periods beginning after September 28, 2005, with early adoption permitted. We adopted this guidance in the first quarter of 2006. The early adoption of EITF 05-6 did not affect our results of operations or financial position since this treatment did not differ from our existing accounting policy.
       In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections- a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. SFAS No. 154 will be applied prospectively to any accounting changes or error corrections.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       In June 2006, a consensus was reached by the FASB on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 states that entities may adopt a policy of presenting sales in the income statement on either a gross or net of sales tax basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amount of taxes that are recognized on a gross basis. EITF 06-3 becomes effective for interim and annual periods beginning after December 15, 2006. Our policy has been to present sales in the income statement on a net presentation basis after deducting sales taxes.

3.	Impairment and Store Closing Charges
       During the nine months ended April 30, 2006 (unaudited), we closed three restaurants which resulted in impairment charges of $2,762 and exit and disposal costs of $738. The restaurants were closed due to weak financial performance and an unfavorable outlook. These impairments were recorded based upon the lower of the asset carrying amount or estimated fair value. Each restaurant’s estimated fair value was determined based upon estimates using market comparables for similar properties within the same geographic area. The exit and disposal costs primarily include employee termination benefits, lease termination costs, and other incidental store closing charges. At April 30, 2006, the closed restaurants were classified as held for sale, and measured at the lower of their fair values less costs to sell totaling $2,513 (unaudited).
       The following table (unaudited) presents a reconciliation of the beginning and ending liability balances related to the exit and disposal costs for the nine months ended April 30, 2006:

	Employee	Lease
	Termination	Termination
	Benefits	Costs	Other	Total

Beginning liability balance at July 29, 2005	$—	$—	$—	$—
Expense	142	138	458	738
Costs paid	(142)	(12)	(298)	(452)
Adjustments*	—	269	(32)	237

Ending liability balance at April 30, 2006	$—	$395	$128	$523

*	The adjustments primarily represent the balance sheet reclassification of accrued straight-line rent, smallwares and prepaid expenses.
       The expenses recorded above of $738 (unaudited) were included in impairment and store closing charges on the Consolidated Statement of Income for the nine months ended April 30, 2006. The fair values of all liabilities associated with the store closing charges were able to be reasonably estimated and have been recorded in other current liabilities and accrued expenses on the Consolidated Balance Sheet. We do not expect additional impairment and store closing expenses related to the three closed restaurants to be material.

4.	Debt
       Debt consists of a revolving credit facility with CBRL. The types of transactions that affect the debt balance include 1) net cash borrowings to fund operations, capital expenditures, new restaurant openings and various other needs, 2) allocations of corporate expenses from CBRL, such as stock option compensation and shared overhead, 3) income tax allocations, and 4) cash transferred to CBRL for interest expense or principal payments. The revolving credit facility has no maturity and bears interest at the 360-day LIBOR rate, plus 2.16%, after an initial period when the rate was fixed at 7.25% through 2003.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The interest rate resets each year on the business day closest to June 1. The interest rates were 3.36% and 4.63% in 2004 and 2005, respectively, and the interest rate at April 30, 2006 was 6.02% (unaudited). Interest payments are due quarterly. We paid interest on our borrowings with CBRL of $10,575 during 2003, $10,837 during 2004 and $7,006 during 2005. We paid $5,088 and $7,043 of interest on our borrowings with CBRL during the nine months (unaudited) ended 2005 and 2006, respectively. At April 30, 2006, our balance on the facility was $188,321 (unaudited). The debt balance and associated accrued interest are classified as current on the consolidated balance sheets due to the revolving nature of the facility and because interest payments are due quarterly.
       CBRL will not continue to provide us with financing subsequent to the initial public offering or other divestiture (“Transaction”). Therefore, we are in the process of negotiating with certain banks to establish a revolving credit facility. We intend to use the new revolving credit facility in combination with proceeds from the Transaction to retire our revolving credit facility with CBRL. We intend to utilize the remaining availability on the new facility only as necessary for expansion and general corporate purposes.
       Total interest paid, net of capitalized interest was $10,234 in 2003, $10,642 in 2004, $6,604 in 2005, $4,797 (unaudited) in the nine months ended 2005 and $6,574 (unaudited) in the nine months ended 2006.

5.	Stock Compensation Plans
       Certain of our employees participate in various plans of CBRL that provide options and restricted stock units to employees. No equity-based awards on our stock have been made in the periods presented herein. CBRL’s employee compensation plans are administered by the Compensation and Stock Option Committee (the “CBRL Committee”) of the CBRL Board of Directors (the “Board”). The CBRL Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards. Unless otherwise noted, the options and awards granted to our employees under these plans and the resulting implications as a result of this Transaction are yet to be determined.
       The CBRL Group, Inc. 2002 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) allows the CBRL Committee to grant awards for an aggregate of 2,500,000 shares of CBRL’s common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, restricted stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan’s purpose. If an option is granted, the option price per share will be at least 100% of the fair market value of a share of CBRL’s common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.
       The CBRL Group, Inc. 2000 Non-Executive Stock Option Plan (the “Employee Plan”) covers employees who are not officers or directors of CBRL. The stock options were granted with an exercise price of at least 100% of the fair market value of a share of CBRL’s common stock based on the closing price on the day the option is granted and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.
       CBRL also has an Amended and Restated Stock Option Plan (the “Plan”) that originally allowed the CBRL Committee to grant options to purchase an aggregate of 17,525,702 shares of CBRL’s common stock. At July 29, 2005 and April 30, 2006, there were 1,253,236 and 887,256 (unaudited) shares, respectively, of CBRL’s common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of CBRL’s common stock based on the closing

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
price on the day the option is granted. Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.
       Prior to July 30, 2005, we accounted for stock based compensation under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and the disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in our prior year net income for grants of stock options to employees because CBRL granted stock options with an exercise price equal to the market value of the stock on the date of grant.
       Effective 2006, CBRL adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective method for stock options or awards of CBRL stock held by our employees. Under this method, compensation cost in the first nine months of 2006 includes the portion continuing to vest in the period for (1) all share-based payments granted prior to, but not vested as of July 29, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 of awards of CBRL shares to certain of our employees and (2) all share-based payments granted subsequent to July 29, 2005, based on the grant date fair value estimated using a binomial lattice-based option valuation model of awards of CBRL shares to certain of our employees. Before adoption of SFAS No. 123R, pro forma disclosures reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

				Nine
				Months
	Years Ended			Ended

	2003	2004	2005	2005

				(Unaudited)
Dividend yield range	0.1%	0.1%-1.4%	1.1%-1.3%	1.1%-1.3%
Expected volatility range	44%-45%	26%-42%	35%-38%	35%-38%
Risk-free interest rate range	2.9%-3.2%	1.5%-3.5%	3.3%-3.9%	3.3%-3.9%
Expected lives (in years)	5.0	1.3-5.0	5.0	5.0
       Under the Black-Scholes option-pricing model, CBRL estimated volatility using only CBRL historical share price performance over the expected life of the option. Under SFAS No. 123R, however, CBRL estimated expected volatility using a blend of implied volatility based on CBRL market-traded options on CBRL’s common stock and historical volatility of CBRL’s common stock over the contractual life of the options. Results of prior periods do not reflect any restated amounts and CBRL had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. CBRL’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, CBRL’s policy is to issue new shares of common stock to satisfy stock option exercises or grants of restricted shares.
       The adoption of SFAS No. 123R (unaudited) resulted in a decrease in our first nine months of 2006 reported income from operations and income before income taxes by $1,013, and reported net income by $730. The expense, before income tax effect, is in general and administrative expense. The adoption of SFAS No. 123R resulted in a decrease in reported cash flow from operating activities of $365 offset by an increase in reported cash flow from financing activities of $365 in the first nine months of 2006. The adoption of SFAS No. 123R did not affect income from operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, or basic and diluted net income per share in the comparable first nine months of 2005.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Partly in anticipation of the adoption of SFAS No. 123R, in recent years CBRL adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation and other equity-based awards. Compensation cost for share-based payment arrangements recognized in general and administrative expenses for the first nine months of 2006 (unaudited) was $1,013 for stock options and $281 for restricted stock. The total income tax benefit recognized in the income statement for the first nine months (unaudited) of 2006 for share-based compensation arrangements was $361.
       The fair value of each option award is estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the following table. The assumptions are as follows:

•	The expected volatility is a blend of implied volatility based on market-traded options on CBRL’s common stock and historical volatility of CBRL’s stock over the contractual life of the options.

•	CBRL used historical data to estimate option exercise and employee termination behavior within the valuation model. Assumptions for grants to our employees are based on experience for CBRL. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The impact, if any, of an initial public offering or other divestiture on forfeitures was not considered in the calculation of stock based compensation.

•	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

•	The expected dividend yield is based on CBRL’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

Nine Months
Ended 2006

(Unaudited)
Dividend yield range	1.2%-1.5%
Expected volatility	30%-31%
Risk-free interest rate range	3.9%-4.8%
Expected lives (in years)	6.0

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       A summary of our stock option activity for CBRL shares held by our employees and changes during 2003, 2004, 2005, and the nine months ended 2006, is presented in the following tables:

	2003		2004		2005

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
Fixed Options	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of period	373,116	$16.42	240,076	$20.81	292,446	$29.59
Granted	178,171	23.66	156,986	37.14	165,322	35.69
Exercised	(156,139)	15.63	(89,918)	19.94	(104,642)	23.03
Forfeited or canceled	(155,072)	18.74	(14,698)	25.87	(41,464)	34.17

Outstanding at period-end	240,076	20.81	292,446	29.59	311,662	34.42

Exercisable	24,096	$14.53	33,852	$16.92	46,706	$32.40
Weighted-average grant-date fair value of options granted during the year		$10.08		$13.48		$12.10

	Nine Months Ended 2006

		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
Fixed Options	Shares	Price	Life	Value

	(Unaudited)
Outstanding at beginning of period	311,662	$34.42
Granted	120,995	35.04
Exercised	(105,223)	32.42
Forfeited or canceled	(36,690)	35.82

Outstanding at period-end	290,744	35.22	8.50	1,613,395

Exercisable at April 30, 2006	55,237	$33.57	7.49	394,960
Weighted-average grant-date fair value of options granted during the year		$10.89
       The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of options exercised during the first nine months of 2006 was $1,072 (unaudited).
       The following table summarizes information about fixed stock options for CBRL shares held by our employees outstanding at July 29, 2005:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractural	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$10.01-20.00	1,400	4.81	$14.51	1,400	$14.51
$20.01-30.00	43,770	7.06	23.20	12,925	22.30
$30.01-40.00	260,742	8.74	36.26	30,714	36.98
$40.01-42.50	5,750	8.51	41.41	1,667	41.25

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       CBRL recognizes a tax deduction, subject to certain limitations imposed by the Internal Revenue Code, upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock on the date the option is exercised. These tax benefits, when realized, are credited to additional paid-in capital. We have recognized the tax benefit associated with the exercise of non-qualified stock options for our employees as a credit to additional paid-in capital.
       Pursuant to its Omnibus Plan, CBRL granted 7,500 shares of restricted stock during 2004 to our President when he was hired. Our compensation expense for these restricted shares was $66 in both 2004 and 2005.
       CBRL’s committee established the FY2005 Mid-Term Incentive and Retention Plan (“2005 MTIRP”) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers for company financial performance during 2005. The 2005 MTIRP award became valued during 2005 based on achievement of qualified financial performance measures, but is restricted until vesting occurs on the last day of 2007 with a payout date on the first day of 2008. Therefore, the 2005 MTIRP reward is expensed over the vesting period with one-third of the earned reward expensed in each of 2005, 2006 and 2007. The award was designed to be paid in the form of either 50% restricted CBRL stock and 50% cash or 100% restricted CBRL stock, based upon the election of each officer at the beginning of 2005 or upon their hiring or promotion. At July 29, 2005, the restricted stock and cash earned by certain officers under the 2005 MTIRP was 3,193 shares and $17, respectively. Additionally, cash dividends on the restricted stock earned accrue from July 29, 2005 and are payable, along with the remainder of the award, to participants on the payout date in 2008.
       CBRL’s committee established the FY2006 Mid-Term Incentive and Retention Plan (“2006 MTIRP”) pursuant to CBRL’s Omnibus Plan, for the purpose of rewarding certain officers for company financial performance during 2006. The 2006 MTIRP award will become valued during 2006 based on achievement of qualified financial performance measures, but is restricted until vesting occurs on the last day of 2008 with a payout date on the first day of 2009. Therefore, the 2006 MTIRP reward is expensed over the vesting period with one-third of the earned reward expensed in each of 2006, 2007 and 2008. The award was designed to be paid in the form of either 50% restricted CBRL stock and 50% cash or 100% restricted CBRL stock, based upon the election of each officer at the beginning of 2006 or upon their hiring or promotion. The 2006 MTIRP will be determined based on 2006 company financial performance.
       A summary of CBRL’s restricted stock activity held by our employees as of April 30, 2006, and changes during the first nine months of 2006 is presented in the following table (unaudited):

		Weighted-
		Average
		Grant Date
Restricted Stock Units	Shares	Fair Value

Unvested at beginning of period	7,500	$33.57
Granted	8,361	40.31
Vested	—	—
Forfeited	(168)	39.17

Unvested at period-end	15,693	$37.09

       As of April 30, 2006, there was $2,360 (unaudited) of total unrecognized compensation cost related to unvested share-based compensation arrangements that is scheduled to be recognized over a weighted-average period of 2.09 (unaudited) years. No restricted stock grants vested during the first nine months of 2006. Treatment or replacement of such CBRL awards as the result of an initial public offering or other divestiture is yet to be determined.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       During the first nine months of 2006, the actual tax benefit realized for the tax deductions from stock options exercised totaled $365 (unaudited).
       CBRL’s committee established the Targeted Retention Plan (the “TRP”) pursuant to CBRL’s Omnibus Plan, for the purpose of providing additional financial incentive to certain key officers to remain in their positions and achieve results that are aligned with shareholder interests. The retention award will be determined at the end of 2006 and provides for a grant of CBRL stock (“retention shares”). The retention shares vest and will be distributed according to vesting schedules determined with each award. No awards have been made under the TRP.

6.	Capital Stock
       Common Stock: Our charter authorizes our board of directors to issue a maximum of 15 million shares of common stock, $0.01 par value. As of July 29, 2005 and April 30, 2006, 1,000 shares of common stock were issued and outstanding. The holders of common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors (subject to the voting rights of any preferred shares then outstanding) may elect all of the directors then standing for election if they choose to do so. In such event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to the board of directors.
       Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by our board of directors as our funds are legally available therefore. The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that may be issued by us. The shares of common stock presently outstanding are fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.
       In the event of liquidation, dissolution or winding up of our company, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefore and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.
       Preferred Stock: Our charter authorizes our board of directors to establish one or more series of preferred stock and to issue a maximum of 5 million shares of preferred stock, $0.01 par value. With respect to any series of preferred stock, our board of directors is authorized to determine all significant terms and rights of that series, including the number of shares, the dividend rate, priority of dividend payments, cumulation rights of dividends, redemption rights and conversion rights.

7.	Income Taxes
       Our income tax provisions have been prepared as if we filed a federal tax return on a stand-alone entity basis. We paid state and local income taxes of $341 in 2003, $356 in 2004 and $530 in 2005. We paid state and local income taxes of $429 and $670 in the nine months ended (unaudited) 2005 and 2006, respectively. The cumulative amount (due from)/owed to CBRL as of July 30, 2004, July 29, 2005, and April 30, 2006 under the credit facility related to our portion of federal income taxes was ($1,958), $721, and $3,863, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Significant components of our net deferred tax liability consisted of the following:

	2004	2005

Deferred tax assets:
Financial accruals not currently deductible	$2,657	$4,499
Other	10	—

Deferred tax assets	2,667	4,499
Deferred tax liabilities:
Excess tax depreciation over book	20,072	23,483
Smallwares	1,187	1,552
Other	390	483

Deferred tax liabilities	21,649	25,518

Net deferred tax liability	$18,982	$21,019

       We provided no valuation allowance against deferred tax assets recorded as of July 30, 2004 and July 29, 2005, as it is more likely than not that such assets will be realized through future taxable income.
       The components of the provision for income taxes for each of the three years were as follows:

	2003	2004	2005

Current:
Federal	$(2,709)	$(922)	$3,342
State	212	724	1,998
Deferred:
Federal	6,712	5,898	831
State	593	521	1,206

Total income tax provision	$4,808	$6,221	$7,377

       A reconciliation of the provision for income taxes and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2003	2004	2005

Provision computed at federal statutory income tax rate	$3,681	$7,565	$8,003
State and local income taxes, net of federal benefit	230	449	798
Employer tax credits for FICA taxes paid on employee tip income	(733)	(860)	(990)
Income tax reserves/(reversals)	1,798	(515)	—
Other, net	(168)	(418)	(434)

Total income tax provision	$4,808	$6,221	$7,377

       The Internal Revenue Service (“IRS”) has examined CBRL’s consolidated federal income tax returns for the years ended August 1, 2003 and July 30, 2004. In March 2006, CBRL reached a settlement with the IRS for these tax periods, which did not have a material impact on CBRL’s or our financial statements. In estimating our full year 2006 tax rate, which is used to determine our rate for the nine months ended 2006, we reversed certain reserves of $1,291 previously accrued in 2003, which lowered our 2006 tax rate from 2005. The provision for income taxes as a percent of pre-tax income was 16.9% in the nine months ended 2006 (27.9% before the reserve reversals) as compared to 32.3% in the nine months ended 2005. The variation between the statutory tax rate and the effective tax rate for 2006 is primarily due to certain reserve reversals and employer tax credits for FICA taxes paid on employee tip income offset by state income taxes.

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       We expect to enter into a tax sharing agreement with CBRL providing for future settlement of tax obligations.

8.	Commitments and Contingencies
       Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, “dram shop” claims, construction-related disputes, employment related claims, and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. As of the date of this prospectus, we are not a party to any litigation that we believe could have a material adverse effect on our business or our consolidated financial statements.
       Once separated from CBRL, we will be contingently liable pursuant to standby letters of credit that we will be required to obtain as credit guarantees to insurers or CBRL. As of April 30, 2006, we had no standby letters of credit related to workers’ compensation and commercial general liability insurance. All standby letters of credit will be renewable annually.
       We maintain insurance coverage for various aspects of our business and operations. We have elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under our insurance programs. See Note 2 for a further discussion of insurance and insurance reserves.
       As of July 29, 2005, we operated 62 restaurants in leased facilities. These leases have been classified as operating leases. A majority of our lease agreements provide for renewal options and contain escalation clauses. Additionally, certain restaurant leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.
       The following is a schedule by year of the future minimum rental payments required under operating leases as of July 29, 2005. Included in the amounts below are optional renewal periods associated with such leases that we are currently not legally obligated to exercise; however, it is reasonably assured that we will exercise these options.

	Base Term	Renewal
	and Exercised	Periods Not Yet
Year	Options(a)	Exercised(b)	Total

2006	$7,222	$—	$7,222
2007	7,497	9	7,506
2008	7,531	94	7,625
2009	7,505	125	7,630
2010	7,660	175	7,835
Later years	67,712	117,667	185,379

Total	$105,127	$118,070	$223,197

(a)	Includes base terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13 (see Note 2).

(b)	Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation. Such optional renewal periods are included because it is probable that we will exercise such renewal options (see Note 2).

LOGAN’S ROADHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Rent expense under operating leases are recognized on a straight-line, or average, basis and include any pre-opening periods during construction for which we are legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that we will exercise those renewal options. This lease period is consistent with the period over which leasehold improvements are amortized. Rent expense for each of the three years was:

	Minimum	Contingent	Total

2003	$5,818	$108	$5,926
2004	6,653	159	6,812
2005	7,953	204	8,157
       Guarantees: We have fully and unconditionally guaranteed, on a joint and several basis, the obligations of CBRL under its revolving credit facility payable on or before February 21, 2008 of which $21,500 was outstanding at July 29, 2005 and its zero coupon contingently convertible senior notes due on or before April 2, 2032 of which $190,718 was outstanding at July 29, 2005. We were released from our obligations as a guarantor under CBRL’s revolving credit facility when CBRL terminated the facility on April 27, 2006. We will automatically be released from our obligations as guarantor under the zero coupon contingently convertible senior notes upon a sale of all of our capital stock to an entity not controlling or controlled by or under common control with CBRL.
       On April 27, 2006, CBRL entered into a $1,175,000 credit facility that we have guaranteed. Under the provisions of the CBRL credit facility, the guarantee will be released upon a 100% divestiture of a guarantor.
       At July 29, 2005, we had a guarantee associated with a leased property that had been sublet to a third party. We had a reserve of $444 at July 29, 2005 for our net estimated liability under the lease. Subsequent to year-end, the sublease was canceled. We remain primarily liable for this operating lease and are no longer a guarantor. We do not have any other guarantees as of April 30, 2006. In addition, we do not provide financing or any other guarantees to our franchisees.
       Indemnifications: We are parties to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.
       Restructuring Incentives and Retention Agreements: CBRL adopted a success plan to reward, among others, certain of our executive officers for undertaking and implementing the restructuring plan announced by CBRL on March 16, 2006. Among other things, the restructuring plan includes the CBRL divestiture of our company, including by an initial public offering. The maximum bonus to be paid to our officers under the success plan is $1,103. To help us retain the services of our key employees (including certain officers), and to motivate them to maximum effort in connection with this Transaction, we have awarded each of these employees a cash payment retention award. The maximum payable under the retention awards totals $954.
       On March 16, 2006, we entered into an employee retention agreement with our President and Chief Executive Officer that provides for specified benefits following a defined “change in control” of our company. On March 21, 2006, we entered into employee retention agreements with certain other members of our management team that provide for similar benefits following a defined “change in control” of our company. The definition of “change in control” in the employee retention agreements excludes a public offering of our securities.

Shares
Logan’s Roadhouse, Inc.
Common Stock

PROSPECTUS
                    , 2006

Wachovia Securities
       Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.
       Until                     , 2006 (25 days after commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.
       The estimated expenses in connection with this offering are as set forth in the following table. All amounts except the Securities and Exchange Commission (“SEC”) registration fee are estimated.

SEC Registration Fee		$37,450
NASD Filing Fee		35,500
NASDAQ National Market Listing Fee		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Printing and Engraving Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	Indemnification of Officers and Directors.
       The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order than an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.
       Our charter provides that no director will be personally liable to the corporation or its shareholders for monetary damages for breach of any fiduciary duty as a director except for liability for (i) any breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for the types of liability set forth in Section 14-18-304 of the Tennessee Business Corporation Act, which provides that directors who vote for unlawful distributions of corporate funds will be held personally liable to the corporation for the amount of any such distribution.

II-I

ITEM 15.	Recent Sales of Unregistered Securities
       In the three years prior to the date of this Registration Statement, the registrant has not issued any unregistered securities. Contemporaneously with this offering, the registrant intends to grant stock options and make other awards under its 2006 Omnibus Incentive Plan to members of its board of directors, its executive officers and other employees. Initially, the exercise price for these options will be the initial public offering price. These options will be subject to vesting.

Item 16.	Exhibits
       The following exhibits are filed as part of this Registration Statement.

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Charter of Logan’s Roadhouse, Inc.
3	.2*	Amended and Restated Bylaws of Logan’s Roadhouse, Inc.
4	.1*	Specimen common stock certificate of Logan’s Roadhouse, Inc.
5	.1*	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
10	.1*	Logan’s Roadhouse, Inc. 2006 Omnibus Incentive Plan
10	.2*	Logan’s Roadhouse, Inc. Employee Savings Plan
10	.3*	Offer Letter, dated July 28, 2003, by and between CBRL Group, Inc. and G. Thomas Vogel
10	.4*	Offer Letter, dated October 31, 2003, by and between Logan’s Roadhouse, Inc. and Robert R. Effner
10	.5*	Offer Letter, dated November 3, 2005, by and between Logan’s Roadhouse, Inc. and Christopher Plunkett
10	.6*	Offer Letter, effective May 1, 2000, by and between Logan’s Roadhouse, Inc. and Amy L. Bertauski
10	.7*	Offer Letter, dated July 5, 2005, by and between Logan’s Roadhouse, Inc. and Lucy Daniels
10	.8*	Agreement, dated June 5, 2005, by and between Logan’s Roadhouse, Inc. and John F. Lush
10	.9*	Employee Retention Agreement, dated March 16, 2006, by and between Logan’s Roadhouse, Inc. and G. Thomas Vogel
10	.10*	Form of Employee Retention Agreement by and between Logan’s Roadhouse, Inc. and each of Robert R. Effner, Christopher Plunkett, Amy L. Bertauski, Lucy Daniels and certain other management team members
11	.1*	Statement re Computation of per Share Earnings
14	.1*	Code of Ethics for Senior Financial Officers
14	.2*	Code of Business Conduct and Ethics
21	.1±	Subsidiary of Logan’s Roadhouse, Inc.
23	.1±	Consent of Deloitte & Touche LLP
23	.2*	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in Exhibit 5.1)
24	.1±	Power of Attorney (included on the signature page of this Registration Statement)

±  Filed herewith.

*	To be filed by amendment.

ITEM 17.	Undertakings.
       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person

II-II

in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-III

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee, on July 14, 2006.

LOGAN’S ROADHOUSE, INC.

By:	/s/ G. Thomas Vogel

G. Thomas Vogel
President and Chief Executive
Officer
POWER OF ATTORNEY
       Each person whose signature appears below constitutes and appoints G. Thomas Vogel and Amy L. Bertauski, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement on Form S-1 filed by Logan’s Roadhouse, Inc. with the U.S. Securities and Exchange Commission (the “SEC”), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC; granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 14, 2006:

Signatures	Title

/s/ G. Thomas Vogel G. Thomas Vogel	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Amy L. Bertauski Amy L. Bertauski Director	Vice President of Accounting, Controller and (Principal Financial and Accounting Officer)

/s/ N.B. Forrest Shoaf N.B. Forrest Shoaf	Director

II-IV

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Charter of Logan’s Roadhouse, Inc.
3	.2*	Amended and Restated Bylaws of Logan’s Roadhouse, Inc.
4	.1*	Specimen common stock certificate of Logan’s Roadhouse, Inc.
5	.1*	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
10	.1*	Logan’s Roadhouse, Inc. 2006 Omnibus Incentive Plan
10	.2*	Logan’s Roadhouse, Inc. Employee Savings Plan
10	.3*	Offer Letter, dated July 28, 2003, by and between CBRL Group, Inc. and G. Thomas Vogel
10	.4*	Offer Letter, dated October 31, 2003, by and between Logan’s Roadhouse, Inc. and Robert R. Effner
10	.5*	Offer Letter, dated November 3, 2005, by and between Logan’s Roadhouse, Inc. and Christopher Plunkett
10	.6*	Offer Letter, effective May 1, 2000, by and between Logan’s Roadhouse, Inc. and Amy L. Bertauski
10	.7*	Offer Letter, dated July 5, 2005, by and between Logan’s Roadhouse, Inc. and Lucy Daniels
10	.8*	Agreement, dated June 5, 2005, by and between Logan’s Roadhouse, Inc. and John F. Lush
10	.9*	Employee Retention Agreement, dated March 16, 2006, by and between Logan’s Roadhouse, Inc. and G. Thomas Vogel
10	.10*	Form of Employee Retention Agreement by and between Logan’s Roadhouse, Inc. and each of Robert R. Effner, Christopher Plunkett, Amy L. Bertauski, Lucy Daniels and certain other management team members
11	.1*	Statement re Computation of per Share Earnings
14	.1*	Code of Ethics for Senior Financial Officers
14	.2*	Code of Business Conduct and Ethics
21	.1±	Subsidiary of Logan’s Roadhouse, Inc.
23	.1±	Consent of Deloitte & Touche LLP
23	.2*	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in Exhibit 5.1)
24	.1±	Power of Attorney (included on the signature page of this Registration Statement)

±  Filed herewith.

*	To be filed by amendment.